SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of, June 2013

Commission File Number 001-35400

Just Energy Group Inc.

(Translation of registrant’s name into English)

6345 Dixie Road, Suite 200, Mississauga, Ontario, Canada, L5T 2E6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Management Proxy Circular, dated May 17, 2013.

2	Certificate Pursuant to National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, dated May 31, 2013.

Document 1 of this report on Form 6-K is incorporated by reference into the Registrant’s outstanding registration statements on Form F-3 (No. 333-188184), Form F-10 (No. 333-184289) and Form S-8 (No. 333-183954) that have been filed with the Securities and Exchange Commission.

Document 1

Just Energy Group Inc.

Management Proxy Circular

Notice of Annual and Special Meeting of Common Shareholders

June 26, 2013

May 17, 2013

Dear Shareholder:

Please join us at the 12th annual and special meeting of common shareholders of Just Energy at 3:00 p.m. EST on Wednesday June 26, 2013 at the Toronto Stock Exchange – Broadcast Centre located on the main floor of The Exchange Tower, 2 First Canadian Place, 130 King Street West, Toronto, Ontario.

Just Energy operates in a high growth industry, the sale of deregulated electricity and natural gas to residential and commercial customers under fixed and variable price term contracts. Industry data from the United States shows that more than 23 million household have switched from their incumbent utility to a retailer like Just Energy. This residential growth rate was estimated at 12% for the year ended August 31, 2012. Similarly, retailer sales to commercial customers grew by an estimated 9% over the same period.

Just Energy has seen its growth parallel that of the industry and believes it is one of the largest industry participants in North America. During fiscal 2013, the Company incurred significant expenditures to expand its customer base, geographic footprint, sales channels and the future margin embedded in their energy contracts. The Company made a significant investment opening in 10 new utility territories in fiscal 2013 including our first steps into the U.K. market. These investments will become cashflow positive in fiscal 2014 and beyond. In addition, we invested heavily in sales and marketing expenses to add new customers during the year.

The results of these investments were demonstrated in another record year for customer additions through Just Energy’s many sales channels. The energy marketing business added 1,355,000 new customers, up 24% from the previous record of 1,091,000 in fiscal 2012. Net of attrition and renewals, customer additions were 352,000, up 11% from the net additions in the prior year. As Just Energy grows larger, there is a need to replace a greater number of customers annually. Just Energy has, and will continue to more than offset customer churn through sales growth.

All of the Just Energy marketing channels showed improved performance during the year. Residential sales were a record 631,000, up 47% from fiscal 2012 driven by strong performance from our door-to-door salesforce as well as the expanded use of internet sales, affinity offerings, telemarketing and our Momentis network sales force. These new channels will be key to the continued growth of Just Energy’s customer base going forward. Our Commercial division also experienced very strong results, adding 724,000 new customer equivalents, up 9% from fiscal 2012.

Strong customer growth was also seen at the Home Services division, driven by organic sales and a small acquisition. NHS built its installed base from 165,000 to 235,000 water heater/HVAC units over the year, resulting in growth of 42%. Additionally, the Home Services division recently launched marketing efforts in Quebec and Texas and is seeing positive initial results, particularly with the new smart thermostat product.

Overall, the customer base reached 4,457,000, up 10% year over year. This higher customer base resulted in a 15% increase in embedded margin within our contracts at year end. This total reached $2.27 billion ($15.77 per share) providing a solid underpinning to the Company’s value and giving evidence that margins and, therefore EBITDA, are expected to show solid growth in the near term.

Net income from continuing operations was $601.7 million ($4.30 per share basic) for fiscal 2013 versus a loss of $128.5 million ($0.93 per share basic) for fiscal 2012. While management does not use earnings per share as an internal measure, it is important to permit shareholders who wish to focus on results under International Financial Reporting Standards to see the business performance on this basis.

In addition to customer growth, one result of the heavy investment in growth during fiscal 2013 was an elevated payout ratio on funds from operations and higher than expected administrative and sales and marketing costs. This resulted in lower than expected EBITDA creating a public perception that the Company was facing a difficult operating environment. This is not the case. The lower EBITDA is a function of the fact that effectively all of the Company growth investments are expensed as either sales and marketing or administrative costs.

The Company has developed a plan which highlights how, over time, these investments will bring the payout ratio down along with increasing EBITDA and reducing our debt to EBITDA ratio to industry standard levels. The Company has provided fiscal 2014 guidance which calls for base EBITDA of $220 million, an increase of 34% over fiscal 2013. This will result in a payout ratio on funds from operations of less than 100%. As the embedded margin the Company has built is realized, we would expect further improvements to these ratios with our payout ratio targeted to fall to 60% to 65% by the end of fiscal 2016. We also target a debt to EBITDA ratio of 3.5 to 4 times by the same date.

Just Energy has been a successful and profitable growth company through its history. The investments made in fiscal 2013 will aid a continuation of this track record. The past year has seen a significant decrease in the market price of Just Energy’s common shares and convertible debentures. In light of the decrease in market value, the members of executive management recommended they not receive any short term or long term incentive bonus entitlements for the year ending March 31, 2013 despite the fact that the formula for their bonus calculations described in the circular generated a fiscal 2013 payout based on growth factors including embedded margin. Management’s recommendation was unanimously supported and approved by the board of directors.

In December 2012 the Company completed a $105 million offering of 9.75% 5 1/2 year unsecured notes to reduce its drawings on its working capital line, fund future growth and for general corporate purposes. In January of 2013 the Company expanded its solar financing capacity by up to $42 million. The Solar division brings attractive tax benefits to the Company and has made cumulative commitments of approximately $107 million with the status of the associated projects ranging from contracted to completed.

The Company also announced that it has placed its Terra Grain Fuels ethanol plant for sale and has listed the asset as a discontinued operation. TGF has approximately $66 million in associated debt which is non-recourse to Just Energy and will be sold with the facility. The Company does not anticipate net cash proceeds from the sale after consideration of the debt outstanding.

The accompanying proxy circular and notice of meeting contains a description of the matters to be voted upon at the meeting and provides information on executive compensation and corporate governance at Just Energy. In addition to the usual items of business, management is seeking shareholder approval for four special items of business: (a) to approve a shareholder rights plan approved by the board on February 7, 2013, (b) to approve a new performance bonus incentive plan for employees involving the issue of up to 4 million shares to employees thereunder, approved by the board on April 3, 2013, (c) to increase the number of shares available for issue to directors under the directors compensation plan (the “DSG Plan”) by 200,000 and to provide for minor amendments to the DSG Plan all of which were approved by the board on May 16, 2013 and (d) if the ordinary resolution in (b) above is not approved, to increase the number of shares available for issue under the restricted share grant plan (the “RSG Plan”), by 4 million shares. Each of these items of special business is described in detail in the circular.

We hope you will take the time to read the proxy circular in advance of the meeting as it provides background information that will help you exercise your right to vote. Whether or not you attend the meeting in person, we would encourage you to vote as this is one of your rights as a shareholder. Instructions on the ways you can exercise your voting rights are found starting on page 1 of the proxy circular. If your common shares are not registered in your name but are held in the name of a nominee, you should consult the information on page 4 of the proxy circular with respect to how to vote your shares.

If you are able to attend the meeting in person, there will be an opportunity to ask questions and to meet your directors, Just Energy management and your fellow shareholders.

On behalf of our board of directors, we would like to express our gratitude for the support of our shareholders. We would also like to thank our employees for their hard work and support. We look forward to seeing you at the meeting.

Sincerely,

/s/ Rebecca MacDonald	/s/ Ken Hartwick
Rebecca MacDonald Executive Chair Just Energy Group Inc.	Ken Hartwick President and Chief Executive Officer Just Energy Group Inc.

Notice of Annual and Special Meeting

To: Just Energy Common Shareholders

The annual and special meeting of Just Energy common shareholders will be held at the Toronto Stock Exchange – Broadcast Centre, The Exchange Tower, 2 First Canadian Place, 130 King Street West, Toronto, Ontario, Canada M5X 1J2 on Wednesday June 26, 2013, at 3:00 p.m. EST:

1.	to receive the audited consolidated financial statements of Just Energy for the year ended March 31, 2013 and the auditor’s report thereon;

2.	to elect the nominees of Just Energy standing for election as directors on an individual basis;

3.	to appoint Ernst & Young LLP as auditors of Just Energy;

4.	to consider, in an advisory, non-binding capacity, Just Energy’s approach to executive compensation;

5.

to consider, and if thought advisable to pass, with or without variation, an ordinary resolution the full text of which is set forth in the circular dated May 17, 2013 to approve the shareholder rights plan as set forth in the shareholder protection rights plan agreement dated February 7, 2013 between Just Energy and Computershare Investor Services Inc., and the issuance of the rights issued pursuant to such rights plan all as described in the circular;

6.

to consider, and if thought advisable to pass, with or without variation, an ordinary resolution the full text of which is set forth in the circular dated May 17, 2013 to approve a performance bonus incentive plan and certain related amendments to the RSG Plan (referred to in paragraph 8 below) for service providers (employees and consultants) of Just Energy and its affiliates all as described in the circular;

7.

to consider, and if thought advisable to pass, with or without variation, an ordinary resolution the full text of which is set forth in the circular dated May 17, 2013 to approve an increase in the number of common shares available for issue to directors by 200,000 under the directors’ compensation plan (the “DSG Plan”) and to make certain administrative and procedural amendments to the DSG Plan all as described in the circular;

8.

if the ordinary resolution in paragraph 6 above is not approved, to consider, and if thought advisable to pass, with or without variation, an ordinary resolution the full text of which is set forth in the circular dated May 17, 2013 to approve an increase in the number of shares available for issue to service providers (employees and consultants) by 4 million under the restricted share grant plan (the “RSG Plan”) all as described in the circular; and

9.	to transact such other business as may properly be brought before the meeting or any adjournment or postponement thereof.

The matters proposed to be dealt with at the meeting are described in the proxy circular accompanying this notice. The directors have fixed May 24, 2013, as the record date for the determination of the common shareholders entitled to receive notice of and vote at the meeting.

Dated at Toronto, Ontario	JUST ENERGY GROUP INC.
May 17, 2013.
/s/ Jonah Davids
Jonah Davids
Senior Vice President, Legal and Regulatory and General Counsel

Where Do I Find It

PROXY CIRCULAR This proxy circular is provided in connection with the solicitation of proxies by management of Just Energy for use at the annual and special meeting of its shareholders or at any adjournment or postponement thereof (the “meeting”). In this document “you” and “your” refer to the shareholders of, and “Just Energy”, the “Company” or “we”, “us”, “our”, refer to, Just Energy Group Inc. The information contained in this proxy circular is given as at May 24, 2013, except as indicated otherwise.

IMPORTANT – If you are not able to attend the meeting, please exercise your right to vote by signing the enclosed form of proxy or voting instruction form and, in the case of registered shareholders by returning it to Computershare Trust Company of Canada in the enclosed envelope, or by voting by fax as indicated on the form of proxy, no later than 3:00 p.m. (Toronto time) on June 24, 2013, or, if the meeting is adjourned or postponed, by no later than 3:00 p.m. (Toronto time) on the business day prior to the day fixed for the adjourned or postponed meeting. See the form of proxy. If you are a non-registered shareholder, reference is made to the section entitled “How do I vote if I am a non-registered shareholder?” on page 4 of this circular.

VOTING – QUESTIONS AND ANSWERS

VOTING AND PROXIES

Who can vote?

Shareholders who are registered as at the close of business on May 24, 2013 (the “record date”), will be entitled to vote at the meeting or at any adjournment or postponement thereof, either in person or by proxy.

As of the close of business on May 24, 2013, Just Energy had outstanding 142,249,269 common shares. Each common share carries the right to one vote.

To the knowledge of the directors and senior offices of Just Energy based on the most recent publicly available information, no shareholder, as at May 24, 2013, owned or exercised control or direction over shares carrying 10% or more of the voting rights attached to the common shares of Just Energy.

Quorum for the Meeting

At the meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 25% of the outstanding common shares. If a quorum is not present at the meeting within one half hour after the time fixed for the holding of the meeting, it shall stand adjourned to such day being not less than 14 days later and to such place and time as may be determined by the chair of the meeting. At such meeting, the shareholders present either personally or by proxy shall form a quorum. In the event of a tie or deadlock vote at the meeting, the chair may not cast a deciding vote.

What will I be voting on?

Shareholders will be voting: (i) to elect directors of Just Energy, (ii) to appoint Ernst & Young LLP as auditors of Just Energy, (iii) in an advisory capacity, on Just Energy’s approach to executive compensation, (iv) to approve a shareholder rights plan, (v) to approve a performance bonus incentive plan for employees, (vi) to approve amendments to the directors compensation plan, (vii) to approve amendments to the restricted share grant plan as included in (v) above and (viii) if the resolution in (v) above is not approved, to increase the number of shares available for grant under the restricted share grant plan. Our board of directors and our management are recommending that shareholders vote FOR items (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above.

How will these matters be decided at the meeting?

A simple majority of the votes cast, in person or by proxy, will constitute approval for each of these matters.

Why am I not voting to approve the financial statements?

The board of directors of Just Energy approved the consolidated audited financial statements of Just Energy for the year ended March 31, 2013, on May 16, 2013. Under the Canada Business Corporations Act, the legislation which governs Just Energy, the financial statements are required to be mailed to shareholders but no shareholder vote is required. You will however be entitled to ask questions of financial management at the meeting.

Who is soliciting my proxy?

Management of Just Energy is soliciting your proxy. The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to Just Energy.

How can I contact the transfer agent?

You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave., 9th Floor, North Tower, Toronto, Ontario M5J 2Y1 or by fax at 1 866 249-7775.

How do I vote?

If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the meeting or by proxy, as explained below. If your common shares are held in the name of a nominee, please see the instructions below under “How do I vote if I am a non-registered shareholder?”.

What is the difference between a registered shareholder and a beneficial owner of shares?

If your shares are registered on the record date directly in your name with Just Energy’s transfer agent, you are considered with respect to those shares to be a “registered shareholder”. The proxy circular and proxy have been sent directly to you by Computershare Trust Company of Canada.

If your shares are held in a stock brokerage account or by a bank or financial intermediary or other nominee, you are considered the “beneficial owner” of shares held in street name. The proxy circular has been forwarded to you by your broker, bank, financial intermediary or other nominee who is considered, with respect to those shares, the registered shareholder. As the beneficial owner, you have the right to direct your broker, bank, financial intermediary or other nominee how to vote your shares by using the voting instruction card included in the mailing or by following their instructions for voting.

How do I vote if I am a registered shareholder?

1.	VOTING BY PROXY

You are a registered shareholder if your name appears on your share certificate. If this is the case, you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy. The persons currently named as proxies in such form of proxy are the executive chair and the president and chief executive officer of Just Energy. However, you have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the meeting. That right may be exercised by writing the name of such person or company in the blank space provided in the form of proxy or by completing another proper form of proxy. Make sure that the person you appoint is aware that he or she is appointed and attends the meeting.

(i)	How can I send my form of proxy?

You can either return a duly completed and executed form of proxy to the transfer agent and registrar for Just Energy’s common shares, Computershare Trust Company of Canada, in the envelope provided, or you can vote as indicated above by following the instructions on the form of proxy.

(ii)	What is the deadline for receiving the form of proxy?

The deadline for receiving duly completed forms of proxy or a vote following any one of the other two options as indicated above is 3:00 p.m. EST on June 24, 2013, or if the meeting is adjourned or postponed, by no later than 3:00 p.m. EST on the business day prior to the day fixed for the adjourned or postponed meeting.

(iii)	How will my common shares be voted if I give my proxy?

Your common shares will be voted or withheld from voting in accordance with your instructions indicated on the proxy. If no instructions are indicated, your common shares represented by proxies in favour of the board, executive chair or the president and chief executive officer will be voted FOR the election of management’s nominees as directors, FOR the appointment of Ernst & Young LLP as auditors, FOR Just Energy’s approach to executive compensation, FOR the approval of the shareholder rights plan, FOR the approval of the performance bonus incentive plan for employees, FOR the approval of the amendments to the directors’ compensation plan and FOR the approval of the amendments to the restricted share grant plan and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the meeting. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead of such other person as management of Just Energy may recommend. Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office and management is not aware of any amendment or other business likely to be brought before the meeting.

(iv)	If I change my mind, how can I revoke my proxy?

You may revoke your proxy at any time by an instrument in writing (which includes another form of proxy with a later date) executed by you, or by your attorney (duly authorized in writing), and (i) deposited with the Corporate Secretary of Just Energy at the registered office of Just Energy (First Canadian Place, 100 King Street West, Suite 2630, Toronto, Ontario M5X 1E1) at any time up to and including 3:00 p.m. EST on the last business day preceding the day of the meeting or any adjournment or postponement thereof, or (ii) filed with the chair of the meeting on the day of the meeting or any adjournment or postponement thereof, or in any other matter permitted by law or in the case of vote email or fax, by way of a subsequent vote by email or fax.

2.	VOTING IN PERSON

If you wish to vote in person, you may present yourself to a representative of Computershare Trust Company of Canada at the registration table. Your vote will be taken and counted at the meeting. If you wish to vote in person at the meeting, do not complete or return the form of proxy.

How do I vote if I am a non-registered shareholder?

If your common shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a “non-registered shareholder”. If, as is usually the case, your common shares are listed in an account statement provided to you by your broker or other nominee or custodian, those common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker, or an agent of that broker or other nominee or custodian. Without specific instructions, Canadian brokers and their agents or nominees are prohibited from voting shares for the broker’s client. If you are a non-registered shareholder, there are two ways, listed below, that you can vote your common shares:

(i)	GIVING YOUR VOTING INSTRUCTIONS

Applicable securities laws require your nominee to seek voting instructions from you in advance of the meeting. Accordingly, you will receive or have already received from your nominee a request for voting instructions for the number of common shares you hold. Every nominee has its own mailing procedures and provides its own signature and return instructions, which should be carefully followed by non-registered shareholders to ensure that their common share are voted at the meeting.

(ii)	VOTING IN PERSON

However, if you wish to vote in person at the meeting, insert your name in the space provided on the request for voting instructions provided by your nominee to appoint yourself as proxy holder and follow the signature and return instructions of your nominee. Non-registered shareholders who appoint themselves as proxy holders should present themselves at the meeting to a representative of Computershare Trust Company of Canada. Do not otherwise complete the request for voting instructions sent to you as you will be voting at the meeting.

NEW GOVERNANCE AND EXECUTIVE COMPENSATION HIGHLIGHTS – 2013

Just Energy has implemented several new governance and compensation initiatives during the years ended March 31, 2012 and 2013 to improve its governance structure and to address recommendations of, and issues raised by, institutional shareholder groups and our outside independent compensation consultants related to the design of, and other aspects of our approach to, executive compensation.

GOVERNANCE INITIATIVES

Retirement Policy and Board Rejuvenation

The board of Just Energy approved a retirement policy for directors in 2012 which, in effect, requires directors to step down from the board on the earlier of: (a) 15 years of service from the date they were appointed or elected or starting from Just Energy’s April 2001 initial public offering and (b) attaining age 75. To provide the nominating and governance committee an opportunity to identify two additional independent qualified directors to replace the two directors who are over 75, the retirement policy did not become effective until December 31, 2012. See page 9.

On April 2, 2012 William F. Weld was appointed to the board as an independent director. He was formerly the Governor of the State of Massachusetts and resides in Massachusetts and New York and reflects the views and businesses of our large customer base in the Northeastern U.S. See page 15.

On November 6, 2012, the size of the board was increased by one and George Sladoje was appointed to the board as an independent director. He has extensive experience with commodity markets and in the natural gas and electricity markets. He is based in Chicago, Illinois and reflects the views and businesses of our large customer base in the Midwest. See page 13.

On February 7, 2013 Roy McMurtry, a director since 2007 retired from the board based on our new over 75 retirement policy for directors and was appointed a director emeritus for one year.

Brian Smith who has been a director since 2001 resigned on May 16, 2013 based on our new over 75 retirement policy for directors and was appointed a director emeritus for one year. If elected at the Meeting, Brett Perlman who is based in Houston, Texas will add extensive experience with energy markets and will reflect the views and businesses of our large customer base in the South. See page 14.

Orientation and Continuing Education

(a)	Director Orientation

On May 17, 2012, the board of Just Energy, for the first time, approved a formal policy to ensure that new appointees to the Just Energy board will be required to participate in a comprehensive orientation program to familiarize them with Just Energy’s business, its board policies and committee structure, their role as directors, their fiduciary duties and responsibilities and the contribution directors are expected to make to the deliberations of the board and the committees on which they serve. Each of Messrs Weld and Sladoje engaged in an extensive orientation program at the time they were appointed to the Just Energy board. Mr. Perlman will, prior to June 26, 2013 also engage in a similar program.

(b)	Director Continuing Education

On May 17, 2012, the board of Just Energy, for the first time, approved a formal program to ensure all directors will have access to continuing education and information (external and internal) on an ongoing basis pertaining to board effectiveness, the best practices associated with successful boards, briefings on future or emerging trends that may be relevant to Just Energy’s business, strategy, succession planning and risk. See page 9.

(c)	Board Diversity and Renewal

In furtherance of the above governance initiatives, the board adopted in 2012 a policy to encourage greater board diversity and renewal. We consider diversity of gender, ethnicity, age, business experience, functional expertise, personal skills, stakeholder perspectives and geography as factors to consider in identifying new directors. To implement the board’s objective two new independent directors were appointed to the Just Energy board – one by the end of March 2013 and one additional independent director will, subject to shareholder approval, be elected to the board at the Meeting. See page 10.

EXECUTIVE COMPENSATION CONSULTANTS AND INITIATIVES

In 2012, the board, though its compensation committee, retained the services of Hugessen Consulting, executive compensation consultants to advise the compensation committee and the board on Just Energy’s executive compensation plans and policies and compensation benchmarking. Based on the recommendations in Hugessen’s Report presented to the board of Just Energy in 2012, the board adopted policies on:

(a)	for the first time, the identification of an industry peer group to benchmark Just Energy’s CEO and CFO executive compensation to an industry specific peer group of companies,

(b)

the development of new formulaic short term and long term incentive criteria and targets for the CEO, CFO and executive chair to incorporate more mainstream bottom line “shareholder friendly” metrics in the context of Just Energy’s business such as, adjusted EBITDA, embedded gross margin, adjusted EBITDA per share and Funds from Operations (each defined on page 65 under the heading “User Friendly Shareholder Financial Criteria”), to ensure their compensation is based on pay for performance, encourages growth and to align executive compensation with the interests of Just Energy’s shareholders and other stakeholders in the context of creating shareholder value and financial criteria used by shareholders to measure performance and to monitor and control risk; and

(c)

a clawback policy giving independent directors the discretion to recoup all or a portion of bonuses or incentive compensation paid to an executive officer in the event of a restatement of Just Energy’s financial results based on intentional fraud or misconduct. See page 54.

In February 2013, the board, through its compensation committee, retained the services of Hugessen Consulting, executive compensation consultants to advise the compensation committee and the board on several governance matters including: (a) the extent to which compensation for Just Energy’s NEO’s for the three years ended March 31, 2013 meets Canada’s newly revised quantitative pay-for-performance test simulation developed by Institutional Shareholder Services (“ISS”), (b) the extent to which Just Energy’s compensation policies comply with generally accepted corporate governance principles and standards in the context of the guidelines established by ISS and the Canadian Coalition for Good Governance (“CCGG”) and (c) an appropriate level of compensation for a chair of board.

DIRECTOR INDEPENDENCE

The board of directors has determined and declared that the relationship of each of John Brussa and Gordon Giffin as partners at law firms which represent Just Energy are not such as to impair their independent judgement as directors and accordingly, except for purposes of the audit committee, they both can be regarded as independent for purposes of the board and all other board committees. Accordingly, -78% of Just Energy’s directors are independent as defined by applicable stock exchange and securities legislation.

EXECUTIVE COMPENSATION, PAY FOR PERFORMANCE AND CORPORATE PERFORMANCE

Based on the corporate performance at Just Energy for the year ending March 31, 2013 resulting in part by a 52% drop in the market price for its common shares from April 1, 2012 to March 28, 2013 and a total shareholder return for the period of – 45%, Just Energy’s board, with named executive officer (“NEO”) approval, did not grant: (a) any discretionary performance bonuses to any one of the NEOs nor (b) any long term incentive bonuses to which each of the Executive Chair, the President and CEO and the CFO were otherwise entitled to receive based on the achievement of the long term performance criteria in their employment agreements. The Chart below indicates the absolute and percentage decrease in total compensation for the year ending March 31, 2013 compared to March 31, 2012 received by the Executive Chair, the President and CEO and the CFO along with the unrealized capital loss and decrease in the value of their shares and fully paid RSGs for the same period in absolute and percentage terms.

	Total Compensation – Year Ending March 31					TSX Market Value at
Name and Position of NEO	2012	2013 and % (Decrease)		# of Shares and RSGs owned at April 1, 2012		April 1, 2012(2)	March 28, 2013(3)	% and $ Decrease in Market Value (unrealized) for the YE March 31, 2013
Rebecca MacDonald – Executive Chair	$3,000,000	$650,000 –78%		6,474,658	(1)	$89,350,280	$43,185,969	$46,164,311 (–52%)
Ken Hartwick – President & CEO	$3,774,000	$988,000 –74	%(4)	1,108,525	(1)(4)	$15,297,645	$7,393,862	$7,903,783 (–52%)
Beth Summers – CFO	$1,548,000	$483,600 –69	%(4)	230,181	(1)(4)	$3,176,497	$1,535,307	$1,641,191 (–52%)

(1)

No shares have been sold or disposed of by any one of the above NEO’s since they joined Just Energy – other than a transfer of shares by Rebecca MacDonald to a charity. Rebecca MacDonald joined Just Energy in 1997, Ken Hartwick joined Just Energy in 2004 and Beth Summers joined Just Energy in 2009.

(2)	Based on the closing TSX market value on April 1, 2012 of $13.80 per share.
(3)	Based on the closing TSX market value on March 28, 2013 of $6.67 per share.

Each of the above governance and compensation initiatives and decisions have been implemented in 2012 and 2013 in the interests of all shareholders and other stakeholders and are discussed in more detail in this circular. A diagram outlining Just Energy’s corporate governance structure reflecting all of the above initiatives is included on page 79.

GENERAL BUSINESS TO BE ACTED UPON AT THE MEETING

RECEIPT OF CONSOLIDATED AUDITED FINANCIAL STATEMENTS AND AUDITORS’ REPORT

The consolidated audited financial statements of Just Energy for the financial year ended March 31, 2013 and accompanying auditor’s report will be presented at the meeting. These documents are contained in Just Energy’s 2013 annual report and are available on SEDAR at www.sedar.com or EDGAR at www.sec.gov. The annual report is being mailed to shareholders with this proxy circular, if requested. Shareholders are not required to vote to approve the consolidated audited financial statements. Shareholders will however have an opportunity at the meeting to ask questions of executive and financial management.

ELECTION OF DIRECTORS OF JUST ENERGY

Just Energy has a board of directors which presently consists of nine members, all of whom are standing for re-election as directors of Just Energy and, if elected, will serve until the next annual meeting of Just Energy or until their successors are duly elected or appointed. Pursuant to the retirement policy described below, Mr. McMurtry and Mr. Smith retired from the board and are not standing for re-election at the Meeting and both of them has been appointed a director emeritus for one year. Mr. McMurtry was replaced by the appointment of George Sladoje on November 6, 2012. The nominees proposed for election as directors were recommended to the board by the nominating and governance committee and are listed below. All of the nominees, except for Brett Perlman, are currently directors of Just Energy. All nominees have established their eligibility and willingness to serve as directors. Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR each of the nominees listed below and in the form of proxy accompanying this circular.

John A. Brussa	Gordon D. Giffin	Kenneth Hartwick
Michael J.L. Kirby	Rebecca MacDonald	Brett A. Perlman
Hugh D. Segal	George Sladoje	William F. Weld

If, for any reason at the time of the meeting, any of the above nominees are unable to serve, unless otherwise specified, the persons designated in the form of proxy may vote in their discretion for any substitute nominee or nominees. Except for Ken Hartwick and Rebecca MacDonald (both members of executive management), all other directors (78%) are independent under applicable stock exchange and securities legislation.

In addition to the policies, codes of conduct, individual board mandates and other corporate governance rules of Just Energy (listed in the corporate governance structure diagram on page 79), and described in Schedule A, pages A1 to A7, the directors at Just Energy are subject to the following policies:

Independent Majority

As indicated above and as required by applicable legislation and regulation including the NYSE listing standards, 7 of the 9 persons standing for election have, along with the nominating and governance committee, established their independence. All directors serving as members of the compensation committee, the nominating and governance committee, the risk committee and the audit committee (where Michael Kirby is the financial expert), are independent.

Directors to be Elected on an Individual Basis

As a corporate governance initiative approved in 2010, the nominee directors are being elected on an individual, as opposed to a slate, basis. The board of Just Energy has adopted a policy which requires that any nominee for director who receives a greater number of votes “withheld” than votes “for” his or her election as a director shall submit his or her resignation to the nominating and governance committee for consideration promptly following the meeting. The nominating and governance committee shall consider the resignation and shall recommend to the board of Just Energy whether to accept it. The board will consider the recommendation and determine whether to accept it within 90 days of the meeting and a news release will be issued by Just Energy announcing the board’s determination. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

Board Overloading

The directors of Just Energy approved a guideline on “Board Overloading” which was effective January 1, 2011. The guideline provides that as a principle of good corporate governance, directors of Just Energy should not serve on the boards of more than six publicly listed companies. The nominating and governance committee, after a consideration of all the circumstances, may determine annually, prior to the election of directors, to waive the guideline for persons who in exceptional circumstances with unique experience and expertise, should not be constrained from serving on the board. The nominating and governance committee has determined that the guidelines should not apply to John Brussa. See Schedule B, page B2.

Retirement Policy

On May 17, 2012 the board of Just Energy approved, as a corporate governance initiative, as being in the best interests of Just Energy and its shareholders and board renewal, a retirement policy pursuant to which directors must resign on the earlier of: (a) age 75 and (b) the day starting from the later of April 1, 2001 initial public offering and the day of the election or appointment to the board when a director has served on the board of Just Energy for more than 15 years. Special circumstances may exist or arise when it is in Just Energy’s best interests to waive the policy for up to maximum of three years based on a director’s contribution and expertise subject to solid annual performance assessments, positive peer evaluation reviews and shareholder approval. One of Just Energy’s directors based on the new retirement policy resigned in February 2013 and one retired in May, 2013 and both will not be standing for re-election at the Meeting. They have or will be replaced by two qualified independent directors: one in November, 2012 and the other who is standing for election by shareholders at the Meeting.

Director Orientation and Continuing Education

In 2012, the board of Just Energy approved, as a corporate governance initiative, a policy to formalize its approach to a comprehensive orientation plan for new directors and a policy to encourage directors to participate in continuing education. The intent of the policies is to ensure that: (a) new directors, whether appointed to fill a vacancy on the board or to be elected at an annual meeting, be required to participate in a comprehensive orientation program to familiarize them with Just Energy’s business, board policies and committee structure, their fiduciary duties and responsibilities as directors and the contribution they are expected to make to the deliberations of the board and board committees, and (b) a program is in place to ensure all directors will have access to education and information on an ongoing basis, both internal and external, pertaining to matters in (a) above and to board effectiveness, the best practices associated with successful boards, briefings on strategy, succession planning and risk, so as to enable them to carry out their duties and responsibilities as outlined in the Just Energy board mandate and the mandate for individual directors both of which are published on Just Energy’s website www.justenergygroup.com. During the year ended March 31, 2013, the board: (i) held a two day strategy session on November 31, 2012 and December 1, 2012 on succession planning, expansion of the business, capital structure and other business matters, (ii) received a presentation on insurance in February, 2013, (iii) held separate sessions on risk and the management of Just Energy’s commodity book with the chair of the risk committee, (iv) held special meetings on Just Energy’s budget for 2013-2015 on April 3, 2013 and (v) on executive compensation on April 3, 2013.

Board Diversity and Renewal

On May 17, 2012 the board of directors of Just Energy approved as a corporate governance initiative, a policy on board diversity and renewal on the basis that greater board diversity contributes to better corporate governance. The board of Just Energy believes that diversity should be considered in the context of ethnicity, gender, age, business experience, functional expertise, stakeholder perspectives and geographic background. Just Energy nominee directors reflect all of the above criteria including gender, legal, finance, accounting, business experience, public policy, management, regulatory and an age diversity ranging from 50 to 71. During Just Energy’s financial year ended March 31, 2013 two new independent directors were appointed to the Just Energy board and a third independent director has agreed to stand for election at the meeting. Each of them has significant experience in our business sector and reflecting the growth of our business in the United States, one from the North East (Bill Weld), one from the Midwest (George Sladoje) and one from the South (Brett Perlman). See pages 13 to 15.

Share Ownership

The board has adopted policies that require directors to receive $15,000 of their annual base retainer in director deferred share grants (“DSGs”) or common shares and require directors to own a minimum of three times their annual base retainer of $65,000 ($195,000) in common shares and DSGs within three years of their appointment or election to the board. See pages 18 (notes (6) and (7) and 42 and 43 (notes (1) and (2)).

All current directors are fully compliant with the ownership policy except for Bill Weld and George Sladoje each of whom have three years to become compliant.

Biographical Summaries of Directors

Biographical summaries including: ages, skill sets, independence, share ownership and the value of Just Energy securities at risk at March 31, 2013 and attendance records for each of the nine nominee directors are set forth below. Additional information is provided in the Chart on page 17. There are no interlocking directorships. One nominee, George Sladoje was appointed to the board on November 6, 2012 to fill the vacancy created by the resignation of Roy McMurtry. Assuming shareholders elect Brett Perlman to the board at the meeting, he will replace Brian Smith, who resigned on May 16, 2013.

JOHN A. BRUSSA Age 56 Calgary, Alberta Director since 2001 Independent	Ownership of shares (includes vested and unvested DSGs) 97,596	March 31, 2013 value at risk @ $6.67 per share $650,965	Board and Committee attendance record Board – 100% Risk – 100% Compensation – 100%	Areas of Expertise taxation energy risk compensation

Mr. Brussa has been a director of Just Energy since 2001 and currently serves on two board committees. He is a senior partner with the law firm Burnet, Duckworth & Palmer LLP where he specializes in taxation and energy law with a special expertise relating to businesses in the energy sector. Accordingly, his contribution to the proceedings of the board and its committees is invaluable. As indicated in Schedule B of this proxy circular, Mr. Brussa serves as a director on other public boards and committees, particularly in the oil and natural gas sectors. He serves as a member of the compensation committee on other public company boards and accordingly brings considerable compensation experience as a member of Just Energy’s compensation committee. It is the view of other members of the Just Energy board that his experience and knowledge in these energy sectors and his regular participation at board and committee meetings adds significant value to the board of Just Energy. He has a 100% attendance record for board and committee meetings and serves on the risk and compensation committees.

79% of the votes cast at the 2012 annual meeting were for the approval of Mr. Brussa as a director of Just Energy.

GORDON D. GIFFIN Age 63 Atlanta, Georgia Director since 2006 Independent	Ownership of shares (includes vested and unvested DSGs) 66,173	March 31, 2013 value at risk @ $6.67 per share $441,374	Board and Committee Attendance Record Board – 100% Risk – 80% Compensation – 100%	Areas of Expertise compensation governance finance risk energy transportation

Mr. Giffin is a senior partner in the Washington, D.C. and Atlanta, Georgia based law firm, McKenna Long & Aldridge LLP. He has been a director of Just Energy since 2006 and currently serves on two board committees – the Risk Committee and the Compensation, Human Resources, Environmental, Health and Safety Committee. Mr. Giffin is a member of the Council of Foreign Relations, and is on the Board of Trustees for The Carter Center and on the Board of Counsellors of Kissinger-McLarty Associates. Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001. As indicated in Schedule B of this Information Circular, Mr. Giffin serves on several boards of Canadian public companies and committees thereof in the financial, transportation and natural resource sectors and as such is in a unique position, based on his experience both as a director and lawyer, to contribute to a discussion of the issues required to be addressed by the board of Just Energy and its committees. He regularly attends all board meetings and committee meetings on which he serves, including the board meetings of all of Just Energy’s U.S. operating subsidiaries where he also serves as a director. He has a 100% attendance record for board and committee meetings for the year ending March 31, 2013.

97% of the votes cast at the 2012 annual meeting were for the approval of Mr. Giffin as a director of Just Energy.

KENNETH HARTWICK Age 50 Milton, Ontario Director since 2008 Not Independent	Ownership of shares (includes vested and unvested RSGs) 1,118,525	March 31, 2013 value at risk @ $6.67 per share $7,460,562	Board Attendance Record Board – 100%	Areas of Expertise financial compensation energy management governance marketing

Mr. Hartwick has been a director of Just Energy since 2008. Mr. Hartwick serves as President and Chief Executive Officer of Just Energy and its affiliated entities in Canada and the United States, and was previously Just Energy’s Chief Financial Officer. Before joining Just Energy he served as Chief Financial Officer of Hydro One from October 2001 to April 2004. Prior to joining Hydro One, Mr. Hartwick was Vice-President, Cap Gemini Ernst & Young (consulting business) (May to October 2000) and a partner of Ernst & Young LLP (auditors) from July 1994 to April 2000. Mr. Hartwick has a 100% attendance record for board meetings for the year ended March 31, 2013. As indicated in Schedule B, he is also a director of one other Canadian public company, where he serves as chair of the audit committee and chair of the compensation committee. He is also a member of the Ontario Energy Association.

98% of the votes cast at the 2012 annual meeting were for the approval of Mr. Hartwick as a director of Just Energy. He has a 100% attendance record for board meetings.

MICHAEL J.L. KIRBY Age 71 Ottawa, Ontario Director since 2001 Independent	Ownership of shares (includes vested and unvested DSGs) 40,373	March 31, 2013 value at risk @ $6.67 per share $269,288	Board and Committee Attendance Record Board – 100% Risk – 100% Audit – 100% Compensation – 100%	Areas of Expertise financial expert risk governance public policy government relations compensation

Mr. Kirby is Chairman of the Partners for Mental Health a national mental health charity and a corporate director. Mr. Kirby was a Member of the Senate of Canada from 1984 until 2006. He holds a B.Sc. and M.A. in mathematics from Dalhousie University and a Ph.D. in Applied Mathematics from Northwestern University. He has an Honorary Doctor of Laws from Dalhousie University, Simon Fraser University, York University, Carleton University, University of Toronto and the University of Alberta. Mr. Kirby is the financial expert on the audit committee for purposes of the NYSE listing standards. As indicated in Schedule B of this proxy circular, Mr. Kirby serves as a member of the board and committees of several public Canadian companies in several diverse business sectors which uniquely qualify him to serve as chair of the audit committee and chair of the compensation committee after February 7, 2013 of Just Energy. He is a dedicated and committed director reflected by a 100% attendance record at all Just Energy board and committee meetings for the year ended March 31, 2013. Until 2005, Mr. Kirby was Vice-Chair of the Accounting Standards Oversight Council. Previously, Mr. Kirby was Chair of the Standing Senate Committee on Banking, Trade and Commerce, the Senate Committee which handles all business legislative and regulatory issues, and was Chair of the Standing Senate Committee on Social Affairs, Science and Technology. From 2007 until March, 2012 he was Chairman of the Mental Health Commission of Canada. Mr. Kirby brings to the Just Energy board expertise in finance, risk, accounting and public accountability.

99% of the votes cast at the 2012 annual meeting were for the approval of Mr. Kirby as a director of Just Energy.

REBECCA MACDONALD Age 59 Toronto, Ontario Director since 2001 Not Independent	Ownership of shares (includes vested and unvested RSGs) 6,474,658	March 31, 2013 value at risk @ $6.67 per share $43,185,969	Board Attendance Record Board – 100%	Areas of Expertise energy marketing regulatory investor relations management

Ms. MacDonald was the principal founder of Just Energy and has been a director since 2001. She has been engaged in the deregulation of natural gas for over 22 years. Before forming Just Energy in 1997 she was the president of EMI, another successful energy marketing company. She became an officer of the Just Energy in January 2000 and previously served as chief executive officer. For the past six years she has been Just Energy’s executive chair. She is a past director of the Canadian Arthritis Foundation and is actively involved in a number of other charities. She founded the Rebecca MacDonald Centre for Arthritis Research at Toronto’s Mount Sinai Hospital. She was named Canada’s top woman CEO for 2003, 2004, 2005, 2006 and 2007 by Profit Magazine. She was also named Ontario Entrepreneur of the Year by Ernst and Young in 2003. On April 3, 2009 she received the International Horatio Alger Award – Canada. Ms. MacDonald has a 100% attendance record for board meetings for the year ended March 31, 2013. She was elected to the board of Canadian Pacific Railways Limited in 2012.

98% of the votes cast at the 2012 annual meeting were for the approval of Ms. MacDonald as a director of Just Energy.

GEORGE SLADOJE Age 71 Chicago, Illinois Director since November 6, 2012 Independent	Ownership of shares (includes vested and unvested DSGs) 551	March 31, 2013 value at risk @ $6.67 per share $3,675	Board and Committee Attendance Record Board – 100% Audit – 100% Risk – 100%	Areas of Expertise energy governance public policy regulatory risk management finance

Mr. Sladoje has been a director of Just Energy since November 6, 2012. He currently serves as a member of the audit committee and Chair of the risk committee. Mr. Sladoje was until 2011, CEO of NASDAQ OMX Commodities Clearing Company and former Chair and CEO to 2010 of North American Energy and Clearing Corporation, both centered in Chicago, Ill. Mr. Sladoje serves as Principal, Sladoje Consulting, Chicago where he specializes in providing regulatory and compliance consulting to organizations dealing in electricity and gas trading and has provided marketing services to grid operators across the United States including Midwest ISO and ERCOT. This expertise, along with his accounting background as a CPA with a big 8 accounting firm, his experience in working with energy regulators and in risk management and governance will uniquely qualify him to serve on the Just Energy board of directors and as a member of the audit committee and after February 7, 2013 chair of the risk committee. He has also served as a director of other companies and has worked with many major national regulators including The Commodity Futures Trading Commission, the SEC FERC, the public utility commissions of several states, The California Power Exchange, and the United States Power Fund. Since his appointment to the Board, he has a 100% attendance record for Board and committee meetings and strategy sessions for the year ended March 31, 2013.

HUGH D. SEGAL Age 62 Kingston, Ontario Director since 2001 Independent	Ownership of shares (includes vested and unvested DSGs) 31,289	March 31, 2013 value at risk @ $6.67 per share $208,698	Board and Committee Attendance Record Board – 90% Risk – 100% Audit – 100% Nominating and Corporate Governance – 100% Compensation – 100%	Areas of Expertise risk finance marketing governance government relations public policy compensation

Mr. Segal has been a director of Just Energy since 2001. Mr. Segal is a Canadian Senator. He is a director of one other Canadian public company as described in Schedule B of this proxy circular, and is Director of the Canadian Defence and Foreign Affairs Institute in Calgary, a Member of the Atlantic Council and a former President of the Institute for Research on Public Policy. Mr. Segal was the recipient of the Order of Canada in 2003, an Honorary Doctorate from the Royal Military College in 2004 and made an Honorary Captain of the Canadian Navy in 2005. Mr. Segal earned his Bachelor of Arts (history) degree in 1972 from the University of Ottawa and studied international trade economics at the graduate level at the Norman Patterson School of International Affairs at Carleton University. In 2003, after serving as Chief of Staff to the Prime Minister, he was named Senior Fellow at the School of Policy Studies, Queen’s University, and is also an Adjunct Professor of public policy at Queen’s School of Business. His experience on several public company boards and committees and his expertise in social, economic, foreign policy and public administration qualify him well to serve as lead director and vice chairman of Just Energy and a member of all four Just Energy board committees. He attended all board, committee and strategy meetings but one, and has a 97% attendance record for the year ended March 31, 2013.

99% of the votes cast at the 2012 annual meeting were for the approval of Mr. Segal as a director of Just Energy.

BRETT A. PERLMAN Age 54 Houston, Texas Nominated Independent	Ownership of shares (includes vested and unvested DSGs) Nil	March 31, 2013 value at risk @ $6.67 per share Nil	Board and Committee Attendance Record Nil	Areas of Expertise financial governance risk utilities regulatory energy

Mr. Perlman is a member of the board and committees of several public companies as indicated in Schedule B of this proxy circular and based upon his involvement on other public company boards and committees (including as a member of several audit and compensation committees), is qualified to serve as a member of the Compensation, Human Resources, Environmental, Health and Safety Committee and as a member of the Nominating and Governance Committee of the Board. Mr. Perlman is currently the President of Vector Advisors of Houston, Texas where his consulting practice focuses on business strategy, strategic marketing and mergers and acquisitions in the electric utility industry. He served as a Commissioner of the Public Utility Commission of Texas (1999-2003), was a consultant with McKinsey (1993-1999) and led the market design and implementation that resulted in the deregulation of the Texas wholesale and retail electric utility market.

WILLIAM F. WELD Age 66 Cambridge, Massachusetts Director since 2012 Independent	Ownership of shares (includes vested and unvested DSGs) 1,704	March 31, 2013 value at risk @ $6.67 per share $11,366

Board and Committee
Attendance Record

Mr. Weld was appointed to
the audit committee,
compensation committee and
corporate governance
committee on April 2, 2012
and has attended 100% of all
board and committee
meetings since his
appointment.

Areas of Expertise finance public policy governance government relations

Mr. Weld currently practices with the law firm of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., in Washington, DC and New York where he specializes in government strategies, corporate governance and compliance and international business best practices. Mr. Weld has a very distinguished career in government and business. He also served as Senior Advisor to the Chair of Ivanhoe Capital Corporation, a private holding company headquartered in British Columbia. During the 1990’s, Mr. Weld served two terms as Governor of Massachusetts, being elected in 1990 and re-elected in 1994. He served as national co-chair of the Privatization Council and led business and trade missions to many counties in Asia, Europe, Latin America and Africa. He also served as a director of other public companies and is an active member of the United States Council on Foreign Relations. Prior to his election as governor, Mr. Weld was a federal prosecutor for seven years, serving as the Assistant U.S. Attorney General in charge of the Criminal Division of the Justice Department in Washington, D.C. and the U.S. Attorney for Massachusetts during the Reagan administration. He was also a commercial litigator in Boston and Washington. He is a member of the nominations and governance committee and the audit committee of the board.

99% of the votes cast at the 2012 annual meeting were for the approval of Mr. Weld as a director of Just Energy.

Director Attendance Record

The Table below indicates the attendance record for all board and committee meetings for each person who was a director of Just Energy during the year ended March 31, 2013 and who is also standing for election at the meeting including the number of board and committee meetings held for such period.

The outside directors also meet separately, in camera, without management present at the end of each board and committee meeting and at the annual strategy session.

The director attendance record was 98% for all board and committee meetings for the year ended March 31, 2013.

Name of Director	Number of Executive Committee Meetings attended of which there were 3 (MacDonald, Hartwick, Segal, Kirby and Sladoje(3)(4)	Number of Board Meetings attended of which there were 10(1)(2)(3)	Number of Audit Committee Meetings attended of which there were 8 (Kirby, Segal, Weld and Sladoje)(1)(3)	Number of Compensation, Human Resources, Environmental Health and Safety Committee Meetings attended of which there were 5 (Giffin, Weld, Kirby, Segal and Brussa)(4)(1)(3)	Number of Nominating and Corporate Governance Committee Meetings attended of which there were 3 (Segal, Weld(5) Giffin and Sladoje)(1)(3)	Number of Risk Committee Meetings attended of which there were 5 (Kirby, Giffin, Segal, Sladoje and Brussa)(1)(3)
John A. Brussa	—	10	—	5	—	5
Bill Weld(5)	—	10	8	1	3	—
Gordon D. Giffin	—	10	—	5	—	4
Ken Hartwick	3	10	—	—	—	—
Michael J.L. Kirby(7)	3	10	8	2	—	5
Rebecca MacDonald	3	10	—	—	—	—
George Sladoje(6)	3	5	3	—	1	2
Hugh D. Segal	3	9	8	5	3	5

Notes:

(1)	Includes meetings attended in person or by telephone conference call.
(2)	Excludes a two day strategy session attended by all directors but includes the board meeting held at the conclusion thereof.
(3)	In camera meetings of the board and committees (excluding management directors) were held at the conclusion of all board and committee meetings.
(4)	Established in December, 2012.
(5)	Appointed to the board on April 2, 2012 and to the Risk Committee, the Governance Committee and the Audit Committee on April 4, 2012.
(6)

Appointed to the board, the Audit Committee and to the Risk Committee on November 6, 2012 and to the Governance Committee on February 7, 2013 and became Chair of the Risk Committee on February 7, 2013.

(7)	Mr. Kirby became Chair and a member of the Compensation Committee on February 7, 2013.

Director Nominees

The names, jurisdiction of residence, principal occupations, year in which each became a director of Just Energy and the number of common shares, DSGs, RSGs, convertible debentures and other securities of Just Energy beneficially owned or over which control or direction is exercised by the nominees for director, at March 31, 2013, are as follows:

Name, Jurisdiction of Residence and Year First Became a Director	Position with Just Energy	Principal Occupation	Common Shares Beneficially Owned or Over which Control or Direction is Exercised(6)(7)	RSGs/DSGs/Options Beneficially Owned(6)(7)(8)
John A. Brussa(2)(4) Alberta, Canada 2001	Director (Independent)	Partner, Burnet, Duckworth & Palmer LLP	82,000 Shares	15,596 DSGs

Gordon D. Giffin(2)(4) Georgia, U.S.A. 2006	Director (Independent)	Senior Partner, McKenna, Long & Aldridge LLP	21,798 Shares	44,375 DSGs

Ken Hartwick Ontario, Canada 2008	President, Chief Executive Officer and Director	President and Chief Executive Officer of Just Energy	39,264 Shares	1,079,261 RSGs

Michael J.L. Kirby(1)(2)(4) Ontario, Canada 2001	Director (Independent)	Corporate Director	25,776 Shares	14,597 DSGs

Rebecca MacDonald Ontario, Canada 2001	Executive Chair and Director	Executive Chair of Just Energy	5,846,120 Shares	628,538 RSGs

George Sladoje(1)(3)(4) Illinois, U.S.A 2012	Director (Independent)	Principal, Sladoje Consulting	NIL	551 DSGs

Hugh D. Segal(1)(2)(3)(4)(5) Ontario, Canada 2001	Lead Director and Vice Chair of the Board (Independent)	Member of the Senate of Canada and Senior Fellow, School of Policy Studies, Queens University	16,260 Shares	15,029 DSGs

Brett A. Perlman Texas, U.S.A. (2013 nominee)	Director (Independent)	President, Vector Advisors	NIL	NIL

William F. Weld(1)(2)(3) Massachusetts, U.S.A. 2012	Director (Independent)	Partner, Mintz, Levin, Cohen, Ferris, Glovsky and Popeo, NY, Boston and DC.	1,704 Shares	NIL

Notes:

(1)

Member of the audit committee. Mr. Kirby is the chair and the financial expert. All members are financially literate. Mr. Weld became a director on April 2, 2012 and was appointed to the committee on April 4, 2012.

(2)	Member of the compensation committee. Mr. Kirby became the chair on February 7, 2013.
(3)

Member of the governance and nominating committee. Mr. Segal is the chair. Mr. Weld became a director on April 2, 2012 and was appointed to the Committee on April 4, 2012. Mr. Sladoje was appointed to the Committee on February 7, 2013.

(4)	Member of the risk committee. Mr. Sladoje became the chair on February 7, 2013. Mr. Giffin is the vice chair.
(5)	Appointed lead director by the board of directors on January 17, 2005 and vice chair of the board on May 20, 2010.
(6)

Director’s Compensation Plan. For the year ended March 31, 2013, the non-management directors of Just Energy were required to receive $15,000 of their $65,000 annual base retainer in fully paid deferred share grants (“DSGs”) and/or common shares (with one-quarter thereof issuable at the end of each quarter) and are entitled to elect to receive all or a portion of their remaining director’s fees in fully paid DSGs and/or common shares of Just Energy pursuant to the Just Energy DSG Plan. The purpose of the Just Energy DSG Plan is to provide effective incentives for the independent directors to promote the business and success of Just Energy by encouraging the ownership of DSGs and/or common shares. The DSGs and/or common shares are credited to a director’s DSG and/or common share account at the end of each quarter (the “Grant Date”) and are based upon the weighted average trading price of the common shares for the 10 trading days on the TSX preceding the end of each quarter. DSGs may not be exchanged for common shares and common shares may not be issued and released to directors until the earlier of: (i) three years from the Grant Date, (ii) the day such director ceases to be a director of Just Energy and (iii) a change of control, providing that no common shares may be issued in exchange for DSGs after the expiry of 15 years from the Grant Date. As indicated above, the directors are entitled to elect to receive common shares in lieu of or in combination with DSGs.

The price used to determine the number of DSGs and/or common shares granted to directors pursuant to the Just Energy DSG Plan was: $11.37, for the quarter ended June 30, 2012; $10.71, for the quarter ended September 30, 2012; $9.39, for the quarter ended December 31, 2012 and $6.80 for the quarter ended March 31, 2013 based on the weighted average trading price of common shares on the TSX for the 10 trading days preceding each quarter end of Just Energy.

The total number of DSGs and/or common shares issuable or issued pursuant to the Just Energy DSG Plan may not currently exceed 200,000 to be increased to 400,000 subject to approval of the ordinary resolution referred to at page 32. As at March 31, 2013, the non-management directors owned a total of 160,041DSGs and 20,690 common shares related to non cash payment of director’s fees. The number of DSGs and/or common shares to which a director is entitled to receive is increased pursuant to a formula in the Just Energy DSG Plan reflecting the amount of the dividends which a director would have received if he held common shares in lieu of DSGs. All RSGs held by the management directors are governed by their respective employment agreements, individual RSG grant agreements and the Just Energy RSG Plan, are subject to vesting and continued employment on the applicable vesting dates, and are exchangeable into common shares on a one-for-one basis. Neither the DSGs nor the RSGs carry the right to vote.

The Just Energy DSG Plan may not be amended without shareholder approval and the consent of the TSX. The maximum number of DSGs and/or common shares currently available for issue under the Just Energy DSG Plan is 21,420.

(7)

Each director is required by December 31, 2013 to hold a minimum number of common shares (including RSGs and DSGs) equal to at least three times the director’s base retainer of $65,000 (i.e., $195,000). Based on the TSX closing market price for common shares of $6.67 on March 31, 2013, all directors are compliant with the $195,000 threshold other than Messrs., Weld and Sladoje each of whom has three years from the date of their appointment to the board to be compliant. See “Ownership of Securities by Outside Directors”.

(8)	See “Compensation of the Directors and Officers of Just Energy – Share Option Plan” for a description of Just Energy Options.

The information as to the common shares, DSGs and RSGs of Just Energy, has been furnished by the respective nominees as of March 31, 2013. For further information on director compensation, see the director compensation table on page 42 and additional information on pages 44 to 45 of this proxy circular.

APPOINTMENT OF AUDITORS OF JUST ENERGY

The board of directors proposes that Ernst & Young LLP (“E&Y”) be re-appointed as auditors of Just Energy until the next annual meeting at such remuneration as may be approved by the board of directors. E&Y in Canada is a member firm of Ernst & Young Global, which employs 167,000 people in 728 offices in 150 countries. The Canadian firm employs approximately 4,000 people. Headquartered in Canada in Toronto, Ontario, E&Y has offices in 15 locations across Canada. The U.S. firm employs approximately 35,000 people with offices in 77 locations. They provide a full range of assurance, tax, advisory and transaction services to clients across a range of industries, including many energy companies. In order to be effective, the resolution re-appointing E&Y as auditors and authorizing the directors to fix their remuneration as such, must receive the affirmative vote of a majority of the votes cast by shareholders in person or by proxy.

For fiscal 2013, fees charged by E&Y for audit and related services to Just Energy and its subsidiaries were $1,122,800 (2012 – $949,000). Additional fees for tax related and other services were $195,000 (2012 – $325,000). Total fees for fiscal 2013 were $1,563,300 (2012 – $1,531,500). No other services were provided to Just Energy and its subsidiaries by E&Y.

99% of the votes cast at the 2012 annual meeting were cast in favour of the appointment of E&Y as independent auditors of Just Energy.

The audit committee has considered whether the magnitude and nature of these services is compatible with maintaining the independence of the external auditors and is satisfied that they are. All services provided by E&Y were approved by the audit committee.

The board of directors of Just Energy recommends a vote “FOR” the resolution approving the appointment of Ernst & Young LLP as independent auditors for Just Energy for the fiscal year ending March 31, 2014 and authorizing the board of directors of Just Energy to fix their remuneration as such.

SPECIAL ITEMS OF BUSINESS

(a)	SHAREHOLDER RIGHTS PLAN

Approval of Shareholder Rights Plan

Background

On February 7, 2013, the directors of Just Energy approved the adoption of a Shareholder Protection Rights Plan (the “Rights Plan”). The Rights Plan is currently effective, but is subject to approval by the shareholders at the Meeting. Shareholders will be asked to consider and, if deemed advisable, to approve the Rights Plan and the issuance of all Rights (as defined below) issued pursuant to the Rights Plan. The Rights Plan has a term of three years and will expire at the close of the annual meeting of the Corporation in 2016, unless it is reconfirmed at such meeting or it is otherwise terminated in accordance with its terms. Approval of the Rights Plan by shareholders is required by the Toronto Stock Exchange (the “TSX”). The Rights Plan is similar to plans adopted by several other Canadian issuers and approved by their securityholders. A copy of the Shareholder protection rights plan agreement dated as of February 7, 2013 between the Corporation and Computershare Investor Services Inc., which gives effect to the Rights Plan (the “Rights Agreement”), is available on SEDAR at www.sedar.com and will also be made available upon request by contacting the Senior Vice President (Legal and Regulatory) and the General Counsel of Just Energy.

Objectives of the Rights Plan

The fundamental objectives of the Rights Plan are to provide the directors with sufficient time to explore and develop alternatives for maximizing shareholder value if an unsolicited take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid.

The Rights Plan encourages a potential acquirer who makes a take-over bid to proceed either by way of a “Permitted Bid” (as described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the directors of Just Energy. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the directors, the Rights Plan provides that holders of common shares, other than the acquiror, will be able to purchase additional common shares at a significant discount to market, thus exposing the person acquiring common shares to substantial dilution of its holdings.

Currently, the directors of Just Energy are not aware of any pending or threatened take-over bid for Just Energy.

In adopting the Rights Plan, the directors considered the existing legislative framework governing take-over bids in Canada. The directors believe such legislation currently does not provide sufficient time to permit shareholders to consider a take-over bid and make a reasoned and unhurried decision with respect to a take-over bid or give the directors sufficient time to develop alternatives for maximizing shareholder value. Shareholders also may feel compelled to tender to a take-over bid even if the shareholder considers such bid to be inadequate out of a concern that failing to tender may result in a shareholder being left with illiquid or minority-discounted common shares in Just Energy. This is particularly so in the case of a partial bid for less than all the common shares of Just Energy where the bidder wishes to obtain a control position but does not wish to acquire all of the common shares. Finally, while existing securities legislation has addressed many concerns related to unequal treatment of securityholders, there remains the possibility that control of an issuer may be acquired pursuant to private agreements in which a small group of securityholders disposes of securities at a premium to market price, which premium is not shared with the other securityholders.

It is not the intention of the directors in recommending the confirmation and ratification of the Rights Plan to either secure the continuance of the directors or management of Just Energy or to preclude a take-over bid for control of Just Energy. The Rights Plan provides that shareholders could tender to take-over bids as long as they meet the Permitted Bid criteria. Furthermore, even in the context of a take-over bid that does not meet the Permitted Bid criteria, the directors are always bound by their fiduciary duty to consider any take-over bid for Just Energy and consider whether or not they should waive the application of the Rights Plan in respect of such bid. In discharging such responsibility, the directors will be obligated to act honestly and in good faith and in the best interests of Just Energy and the shareholders.

A number of recent decisions rendered by the Canadian securities regulators relating to rights plans have concluded that a board faced with an unsolicited take-over bid will not be permitted to maintain a rights plan indefinitely to prevent the successful completion of the bid, but only for so long as the Board is actively seeking alternatives to the bid and there is a reasonable possibility that, given additional time, a value maximizing alternative will be developed. Just Energy’s Rights

Plan does not preclude any shareholder from utilizing the proxy rules to promote a change in the management or direction of Just Energy, and will have no effect on the rights of holders of Just Energy’s common shares to requisition a meeting of shareholders in accordance with applicable rules.

In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had rights plans. The directors believe this demonstrates that the existence of a rights plan does not prevent the making of an unsolicited bid. Further, in a number of these cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that Just Energy’s Rights Plan would serve to bring about a similar result.

The Rights Plan is not expected to interfere with the day-to-day operations of Just Energy. The continuation of the existing outstanding Rights and the issuance of additional Rights in the future will not in any way alter the financial condition of Just Energy, impede its business plans, or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a “Flip-in Event” (as described below) occurs and the Rights separate from the common shares as described below, reported earnings per common Share and reported cash flow per common Share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which summary is qualified by and is subject to the full terms and conditions of the Rights Plan. A copy of the Rights Plan is available from the Senior Vice President (Legal and Regulatory) and the General Counsel of Just Energy upon written request or at www.sedar.com. Except as otherwise defined herein, capitalized terms used herein have the meanings ascribed thereto in the Rights Plan.

Issue of Rights

Pursuant to the Rights Plan, effective February 7, 2013, one right (“Right”) to purchase a common share was issued and is attached to each outstanding common share of Just Energy and any other shares of capital stock or voting interests of Just Energy entitled to vote generally in the election of all directors (collectively, “common shares”). One Right will also be issued and attach to each common share issued thereafter, subject to the limitations set forth in the Rights Plan.

Acquiring Person

An “Acquiring Person” is a person that beneficially owns 20 percent or more of the outstanding common shares. An Acquiring Person does not, however, include: (i) Just Energy or any subsidiary of Just Energy; or (ii) an underwriter or members of a banking or selling group that becomes the beneficial owner of 20 percent or more of the common shares in connection with a distribution of securities pursuant to a prospectus or by way of private placement; or (iii) any person that becomes the beneficial owner of 20 percent or more of the outstanding common shares as a result of certain exempt transactions.

These exempt transactions include where any person becomes the beneficial owner of 20 percent or more of the common shares as a result of, among other things: (i) an acquisition or redemption by Just Energy or a subsidiary of Just Energy of common Shares which, by reducing the number of common shares outstanding or which may be voted, increases the proportionate number of common shares beneficially owned by any person; (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below) (a “Permitted Bid Acquisition”); (iii) a share acquisition to which the application of the Rights Plan has been waived by the directors (an “Exempt Acquisition”); (iv) an acquisition of common shares as a result of: an acquisition pursuant to a dividend reinvestment plan; a stock dividend, a stock split or other event pursuant to which a person becomes beneficial owner of common shares on the same pro rata basis as all other holders of common shares; the acquisition or exercise by such person of rights to purchase common shares distributed to such person in the course of a distribution to all holders of common shares pursuant to a rights offering or pursuant to a prospectus; or a distribution of common shares or securities convertible into or exchangeable for common shares (and the conversion or exchange of such convertible or exchangeable securities) made pursuant to a prospectus or a distribution by way of a private placement (each being a “Pro Rata Acquisition”); or (v) an acquisition of common shares upon the exercise, conversion or exchange of a convertible security (other than the Rights) that was received by a person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition (a “Convertible Security Acquisition”).

Also excluded from the definition of Acquiring Person is a person (a “Grandfathered Person”) who is the beneficial owner of 20 percent or more of the outstanding common shares on the date of implementation of the Rights Plan; provided further, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the date of implementation of the Rights Plan, become the beneficial owner of more than 1.0 percent of the number of common shares then outstanding in addition to those common shares already held by such person, other than through an acquisition pursuant to a Permitted Bid, Competing Permitted Bid, Exempt Acquisition, Pro Rata Acquisition or Convertible Security Acquisition.

A beneficial owner includes an owner of securities entitling the owner to become an owner of a common share, including conversion or exchange rights or rights to purchase.

Rights Exercise Privilege

The Rights will separate from the common shares to which they are attached and will become exercisable at the close of business (the “Separation Time”) on the tenth business day after the earliest of (a) the first date (the “Stock Acquisition Date”) of public announcement that a person and/or others associated or affiliated with such person, or acting in concert with such person, have become an Acquiring Person; (b) the date of commencement of, or first public announcement of the intent of any person to commence, a take-over bid, other than a Permitted Bid or a Competing Permitted Bid; or (c) such later date as the directors may determine. Subject to adjustment as provided in the Rights Plan, each Right will entitle the holder to purchase one common share at a price (the “Exercise Price”) equal to $50.00. At any time prior to the Rights becoming exercisable, the Board of Directors may waive the operation of the Rights Plan with respect to certain events before they occur.

A transaction in which a person becomes an Acquiring Person is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the Stock Acquisition Date, will become void upon the occurrence of a Flip-in Event. After the close of business on the tenth business day after the first public announcement of the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person) will entitle the holder to purchase, for the Exercise Price, that number of common shares having an aggregate market price (based on the prevailing market price at the time of the consummation or occurrence of the Flip-in Event) equal to four times the Exercise Price.

Impact Once Rights Plan is Triggered

Upon a Flip-in Event occurring and the Rights separating from the attached common shares, reported earnings per common share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

By permitting holders of Rights other than an Acquiring Person to acquire common shares at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20 percent or more of the common shares other than by way of a Permitted Bid or other than in circumstances where the Rights are redeemed or the directors waive the application of the Rights Plan.

Certificates and Transferability

Before the Separation Time, certificates for common shares will also evidence one Right for each common share represented by the certificate. Certificates issued on or after February 7, 2013 will bear a legend to this effect. Rights are also attached to common shares issued before February 7, 2013, although certificates issued before such date will not bear such a legend.

Prior to the Separation Time, Rights will not be transferable separately from the attached common shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the common shares. Shareholders will receive no other proof of or document of ownership of the Right.

Permitted Bids

The Rights Plan is not triggered if an offer to acquire common shares would allow sufficient time for the shareholders to consider and react to the offer and would allow shareholders to decide to tender or not tender without the concern that they will be left with illiquid common shares should they not tender.

A “Permitted Bid” is a take-over bid where the bid is made by way of a take-over bid circular and: (i) is made to all holders of common shares, other than the offeror, for all of the common shares held by those holders; and (ii) the bid does not permit common shares tendered pursuant to the bid to be taken up prior to the 60th day following the bid and only if, at such time, more than 50 percent of the common shares held by shareholders other than the bidder, its associates and affiliates, and Persons acting jointly or in concert with the bidder (the “Independent Shareholders”) have been tendered pursuant to the take-over bid and not withdrawn.

A Permitted Bid is not required to be approved by the directors and such bids may be made directly to shareholders. Acquisitions of common shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Waiver and Redemption

The directors may, before the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event that would occur as a result of a take-over bid made under a circular prepared in accordance with applicable securities laws to all holders of common shares. In such event, the directors shall be deemed to also have waived the application of the Rights Plan to any other Flip-in Event occurring as a result of any other takeover bid made under a circular prepared in accordance with applicable securities laws to all holders of common shares prior to the expiry of any take-over bid for which the Rights Plan has been waived or deemed to have been waived.

Subject to the prior consent of the shareholders, the directors may also, before the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event that would occur as a result of an acquisition of common shares other than pursuant to a take-over bid made under a circular prepared in accordance with applicable securities laws to all holders of common shares. In such event, the directors shall extend the Separation Time to a date at least ten (10) business days subsequent to the meeting of shareholders called to approve such waiver.

The directors may also waive the application of the Rights Plan to an inadvertent Flip-in Event, on the condition that the person who became an Acquiring Person in the Flip-in Event reduces its Beneficial Ownership of common shares such that it is not an Acquiring Person within 10 days of the determination of the directors (or any earlier or later time specified by the directors).

Until the occurrence of a Flip-in Event, the directors may elect to redeem all but not less than all of the then outstanding Rights at $0.00001 per Right. In the event that a person acquires common shares pursuant to a Permitted Bid, a Competing Permitted Bid or pursuant to a transaction for which the directors have waived the application of the Rights Plan, then the directors shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the redemption price.

Supplement and Amendments

Before the confirmation of the Rights Plan by shareholders, Just Energy may, without the approval of holders of common shares or Rights, amend, supplement, vary, delete or rescind the Rights Plan in order to make any changes that the directors, acting in good faith, may deem necessary or desirable.

Following shareholder confirmation of the Rights Plan, Just Energy may, without the approval of the holders of common shares or Rights, make amendments: (i) to correct clerical or typographical errors, (ii) to maintain the validity of the Rights Plan as a result of any change in applicable legislation, regulations or rules thereunder, and (iii) as otherwise specifically contemplated therein. Any amendment referred to in (ii) must, if made before the Separation Time, be submitted for approval to the holders of common shares at the next meeting of shareholders and, if made after the Separation Time, must be submitted to the holders of Rights for approval.

At any time before the Separation Time, Just Energy may, with prior consent of the shareholders received at the special meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Plan or the Rights, whether or not such action would materially adversely affect the interests of the Rights generally.

At any time after the Separation Time, Just Energy may, with prior consent of the holders of Rights received at the meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Plan or the Rights, whether or not such action would materially adversely affect the interests of the Rights generally.

Confirmation

The Rights Plan must be confirmed by shareholders who vote in respect of such confirmation at the Meeting. Thereafter, the Rights Plan must be reconfirmed at every third annual meeting of shareholders of Just Energy. If the Rights Plan is not approved at such meetings of shareholders, the Rights Plan and all outstanding Rights will terminate and be void and of no further force and effect.

Voting Requirements

The TSX requires that shareholder approval of the Rights Plan be obtained as a condition to the listing of the Rights on such stock exchange. The Rights Plan must be confirmed by the vote of the holders of a majority of the common shares voting at the Meeting and, if applicable, the holders of a majority of the common shares voting at the Meeting after excluding the votes of any Grandfathered Person. Just Energy is not aware of any shareholder that is a Grandfathered Person and whose votes must be excluded in accordance with the foregoing. The directors recommend that you vote for the resolution ratifying and confirming the Rights Plan and any Rights issued pursuant thereto.

The board of directors of Just Energy approved the Rights Plan on February 7, 2013 and unanimously recommends that shareholders vote FOR the resolution approving the Plan.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass the following resolution:

BE IT RESOLVED THAT:

1.

the Rights Plan as set forth in the Shareholder Protection Rights Plan Agreement dated as of February 7, 2013 between Just Energy and Computershare Investor Services Inc., and the issuance of the Rights issued pursuant to such Rights Plan, are hereby approved, confirmed and ratified;

2.

any director or officer of Just Energy is hereby authorized and directed to execute and deliver all such other agreements and documents and to do all such acts and things as in his or her opinion may be necessary or desirable in connection with the foregoing including an application to list the Rights on the TSX; and

3.	the directors may revoke this resolution before it is acted upon without further approval of the shareholders of Just Energy.

(b)	PERFORMANCE BONUS INCENTIVE PLAN

Approval of 2013 Performance Bonus Incentive Plan

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, to approve the adoption of a performance bonus incentive plan (the “PBG Plan”), which will authorize the board of directors of Just Energy to grant performance bonus grants (“PBGs”) to persons who are officers, employees, consultants or other service providers of Just Energy and its affiliates (“Service Providers”) based on performance bonuses usually awarded to them at or related to Just Energy’s year end.

The proposed PBG Plan will operate in parallel with Just Energy’s existing Restricted Share Grant Plan (the “RSG Plan”). For Service Providers resident outside of the United States, the RSG Plan will be gradually phased out and be replaced by the PBG Plan. The RSG Plan, which will continue to apply to U.S. resident Service Providers is described below and in more detail on page 75 of the circular. Pursuant to the PBG Plan and an amendment to the RSG Plan (to be approved as part of the proposed PBG Plan), holders of 5,000 or more unvested RSGs (including long term retention restricted share grants (“LTR RSGs”) granted under the RSG Plan will be entitled, prior to July 31, 2013 to elect to transition all of their unvested RSG to PBGs under the PBG Plan and which will be governed thereby except the vesting dates provided for in all transitioned RSGs will not change. RSGs which are vested and which may not be transitioned to the PBG Plan, will continue to be governed by the RSG Plan, i.e., as to vesting, term, exchange for Just Energy common shares etc.

The compensation committee considered the financial flexibility and implications of Just Energy’s RSG Plan relative to the financial flexibility and implications which will be offered by the PBG Plan from the standpoint of its Service Providers, Just Energy, its shareholders and other stakeholders. The proposed PBG Plan will: (a) limit the number of common shares which may be issued under the PBG Plan to 4,000,000 common shares, (b) continue to encourage the retention of key Service Providers and better align the compensation of management and employees of Just Energy with the success of Just Energy and shareholder expectations over the long term, (c) provide Just Energy with greater financial flexibility based on its ability to satisfy the PBGs after a vesting date in its sole discretion with payment in common shares or cash or a combination thereof, (d) with a shorter PBG term, accelerate common share ownership by Service Providers so that Service Providers, whether governed by the RSG Plan or the PBG Plan, will be treated equally, and (e) provide certain tax benefits to Service Providers and to Just Energy not available under the RSG Plan. It is Just Energy’s current intention to phase out the use of the RSG Plan starting March 31, 2013 for Service Providers resident outside of the United States and phase in the PBG Plan by in effect replacing the use of RSGs under the current RSG Plan with the grant of PBGs to certain Service Providers, payable (subject to vesting over 3 years and continued employment on each vesting date), at Just Energy’s election in Just Energy common shares, cash or a combination thereof.

As at March 31, 2013, there were:

(a)	3,565,101 outstanding RSGs and 708,675 RSGs available for grant;

(b)	500,000 outstanding and unvested Options and 814,166 Options available for grant; and

(c)	161,041 outstanding DSGs of which 21,420 shares and DSGs remain available for grant.

Subject to the receipt of the approval of shareholders at the Meeting, upon recommendation of the compensation committee, the board of directors of Just Energy unanimously approved the PBG Plan on April 3, 2013 to be effective, subject to shareholder approval, on March 31, 2013. The TSX has approved of the implementation of the PBG Plan – subject to shareholder approval.

In the event that the Plan is not approved by shareholders at the Meeting, Just Energy will continue to make use of its existing RSG Plan and may consider other compensation arrangements for its Service Providers in the form of cash or otherwise as determined appropriate by the board of directors of Just Energy.

The following is a summary of the material features of the PBG Plan. Capitalized terms used but not defined in the following disclosure shall have the meanings ascribed thereto in the PBG Plan. Shareholders are referred to the full text of the PBG Plan for its detailed terms. A complete copy of the RSG Plan, Just Energy’s option plan and DSG Plan are filed and available on the System for Electronic Document and Analysis and Retrieval (SEDAR) at www.sedar.com and Just Energy’s website www.justenergygroup.com.

A copy of the proposed PBG Plan, the proposed amendments to the DSG Plan and the RSG Plan are available on request from the Corporate Secretary of Just Energy, 100 King Street West, Suite 2600, Toronto, Ontario, M5X 1E1 and will, subject to shareholder approval on June 26, 2013, be filed and available on SEDAR and on the website of the U.S. Securities and Exchange Commission at www.sec.gov (EDGAR) and Just Energy’s website www.justenergygroup.com.

Overview

The principal purposes of the PBG Plan are to: (i) retain and attract qualified Service Providers that Just Energy and its affiliates require; (ii) promote a proprietary interest in Just Energy by such Service Providers and to encourage such persons to remain in the employ or service of Just Energy and its affiliates and put forth maximum efforts for the success of the business of Just Energy and its affiliates; (iii) focus management of Just Energy and its affiliates on operating and financial performance and long-term total shareholder return and profitability; (iv) provide Just Energy with greater financial flexibility to elect to satisfy the payment of the PBGs in cash or Common Shares or a combination thereof; (v) provide Service Providers and Just Energy with enhanced tax benefits; and (vi) to ensure the holders of RSGs and PBGs are treated equally.

Incentive based compensation such as the PBG Plan is an integral component of compensation for Service Providers. The attraction and retention of qualified Service Providers is a key factor to Just Energy’s long term strategic growth plan. The PBG Plan is intended to maintain Just Energy’s competitiveness within the North American energy marketing industry to facilitate the achievement of its long term goals. In addition, the grant of PBGs related to incentive based compensation is intended to reward Service Providers for meeting certain pre defined operational and financial goals which are in most cases included in their Service Provider employment agreements and which goals have been identified for the purpose of increasing long term total shareholder value and return.

The board of directors of Just Energy has delegated to the compensation committee authority to administer the PBG Plan including all aspects of the transitioning of RSGs and LTR RSGs to PBGs.

Performance Bonuses and PBGs

Under the terms of the PBG Plan, any eligible Service Provider may be granted a number of PBGs, the number of which is determined by the committee based on certain pre defined operational, financial and growth factors contained in the employment agreements for most Service Providers as approved by the committee and board, for the purpose of increasing long term shareholder value and return. The number of PBGs to be granted to a Service Provider will equal the result obtained by dividing a Service Provider’s annual performance bonus by the simple average of the TSX closing price for Just Energy common shares for the five consecutive trading days preceding a Grant Date – usually Just Energy’s year end i.e., March 31. PBGs may also be awarded to a Service Provider on a fully paid basis. For those Service Providers without employment agreements, in awarding PBGs, the Committee may take into account such factors as it shall determine in its sole discretion are appropriate to encourage long term value creation including any one or more of the following factors: (i) compensation data for comparable benchmark positions; (ii) the duties, responsibilities and position of the Grantee; (iii) corporate performance measures for the applicable period established by the committee; (iv) the individual contributions of the Grantee to the success of Just Energy; and (v) such other factors as the committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the PGB Plan.

PBGs – Payment

Subject to the terms and conditions of the PBG Plan, PBGs will entitle the holder to be paid in three equal installments – as to one third thereof on each of the first, second and third anniversaries of the date of grant of such PBGs (each a “Vesting Date”).

On the applicable Vesting Date, Just Energy, at its sole discretion, shall have the option of settling payment for the PBGs, to which the holder is entitled in the form of either cash or in common shares which may either be acquired by Just Energy on the TSX on which the common shares are listed or be issued from the treasury of Just Energy, or some combination thereof.

The PBG Plan does not contain any provisions for financial assistance to the Grantee by Just Energy in respect of PBGs granted thereunder. To the extent the committee determines to pay all or a portion of the PBGs subsequent to a Vesting Date in Just Energy common shares, one common share will be issued for each PBG. To the extent the committee determines to pay all or a portion of the PGBs subsequent to a Vesting Date in cash, the amount will be determined equal to the product of: (i) the number of vested PBGs and (ii) the simple average closing trading price of the common shares on the TSX for the five consecutive trading days immediately preceding such Vesting Date less any withholding taxes.

Maximum Dilution – Limitation on Common Shares Reserved

The PBG Plan provides that the maximum number of common shares reserved for issuance from treasury pursuant to the exchange of outstanding PBGs issuable under the PBG Plan shall be 4 million, which is approximately 2% of the outstanding common shares outstanding on the date hereof.

Other Limitations on PBGs

The aggregate number of PBGs which may be granted to any single Service Provider shall not exceed 5% of the issued and outstanding common shares, calculated on an undiluted basis. In addition, the number of common shares: (a) issuable to insiders at any time, and (b) issued to insiders within any one year period, under all security based compensation arrangements of Just Energy, shall not exceed 9% of the issued and outstanding common shares.

The expiry date of all PBGs granted pursuant to the PBG Plan shall not extend beyond December 31 of the third year following the year in which the PBGs were granted.

Blackout Extension

If a Grantee is prohibited from trading in securities of Just Energy as a result of the imposition by Just Energy of a trading blackout (a “Blackout Period”) and the Vesting Date of a PBG held by such Grantee falls within a Blackout Period, then the Vesting Date of such PBG shall be extended to the date that is the earlier of two business days following the end of such Blackout Period and the Expiry Date.

Change of Control

In the event of a Change of Control of Just Energy, the Vesting Date(s) applicable to all outstanding PBGs will be accelerated such that the balance of the payments to be made attaching to such PBGs will be paid immediately prior to the date upon which the Change of Control is completed.

LTR RSGs

In the event LTR RSGs are transitioned, as permitted, from the RSG Plan to the PBG Plan the provisions of any Service Agreement pursuant to which they were issued requiring that common shares be held for a period of time after a vesting date shall override the provisions of the PBG Plan.

Early Termination Events

Unless otherwise determined by the committee or unless otherwise provided in a PBG Grant Agreement pertaining to a particular PBG or any written Service Agreement governing a Grantee’s role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(a)

Death – If a Grantee ceases to be a Service Provider as a result of the Grantee’s death, the Vesting Date for all PBGs awarded to such Grantee under any outstanding PBGs Grant Agreements shall be accelerated to the Cessation Date.

(b)

Termination for Cause – If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date all outstanding PBG Grant Agreements under which PBGs have been made to a Grantee and which remain unvested shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

(c)

Voluntary Resignation – If a Grantee ceases to be a Service Provider as a result of a voluntary resignation, effective as of the Cessation Date, all unvested PBGs under outstanding PBG Grant Agreements under which PBGs have

(d)	been issued to such Grantee shall be terminated and all rights to receive payments thereunder with respect to any unvested PBGs shall be forfeited by the Grantee.

(e)

Termination Without Cause – In the event a Service Provider’s Service Agreement provides for termination without cause, the vesting of all unvested PBGs shall be accelerated and be therefore payable in common shares, cash or a combination thereof at the election of Just Energy.

(f)

Other Termination – If a Grantee ceases to be a Service Provider for any reason other than as provided for in (a), (b), (c) and (d) above, effective as of the Cessation Date and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all unvested PBGs outstanding under PBG Grant Agreements under which PBGs have been made to such Grantee shall be terminated and all rights to receive payments thereunder, with respect to any unvested PBGs, shall be forfeited by the Grantee.

Additional Bonus

Holders of PBGs, whether vested or unvested, are entitled to receive an incremental monthly cash bonus per PBG on a Dividend Payment Date equal to the same amount received by holders of common shares as a dividend on the Just Energy Dividend Payment Date. The additional bonus will be calculated based upon the product of: (i) the number of PBGs outstanding (whether or not vested) on the Dividend Record Date of such month, and (ii) the amount of the dividend payable on common shares on the Dividend Payment Date of such month.

Assignment Restricted

Except in the case of death, the right to receive the PBGs granted to a Service Provider, pursuant to a Grant Agreement, may only be exercised by such Service Provider personally. Except as otherwise provided in the PBG Plan, no assignment, sale, transfer, pledge or charge of a PBG, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such PBG whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such PBG shall terminate and be of no further force or effect.

Amendment Provisions

The committee may not, without the approval of shareholders of Just Energy, make any amendments to:

(a)	increase the percentage of common shares reserved for issuance pursuant to PBGs in excess of the limit prescribed in Section 5 of the PBG Plan;

(b)	change any of the limitations on PBGs contained in Section 6(b) of the Plan;

(c)

extend the Vesting Date of any PBG issued under the PBG Plan beyond the latest Vesting Date specified in the Grant Agreement (other than as permitted by the terms and conditions of the PBG Plan) or extend the term beyond the original Expiry Date;

(d)	permit a Grantee to transfer or assign PBGs to a new beneficial holder other than for estate settlement purposes; and

(e)	change the amendment provisions of the PBG Plan.

Except as restricted by the foregoing, the committee may amend or discontinue the PBG Plan or PBGs granted thereunder at any time without shareholder approval provided that any amendment to the PBG Plan that requires approval of may not be made without approval of the TSX. In addition, no amendment to the PBG Plan or PBGs or Grant Agreement granted or issued pursuant to the PBG Plan may be made without the consent of the Grantee, if it is adversely alters or impairs any PBGs previously granted to such Grantee under the PBG Plan.

Transition of RSGs to BPGs

A holder of 5,000 or more unvested RSGs (including LTR RSGs) may, prior to July 31, 2013 elect to transition all of such holders unvested RSGs at March 31, 2013 to an equal number of PBGs under the PBG Plan at which time all such RSGs shall be cancelled and replaced by PBGs which substituted PBGs shall vest on the vesting dates set forth in the RSG Grant Agreement issued pursuant to the RSG Plan provided that on a Vesting Date the provisions of the PBG Plan shall govern including as regards the payment therefore on each Vesting Date in common share, cash or a combination thereof at Just Energy’s election. At today’s date no RSGs have been transitioned to PBGs.

Shareholder Approval Requirements

Implementation of the BPG Plan has been consented to by the TSX which requires approval of the resolution reproduced below by a simple majority of the votes cast by Shareholders of Just Energy voting in person or by proxy at the Meeting other than votes attaching to common shares beneficially owned by persons who own RSGs.

The board of directors of Just Energy unanimously recommends that shareholders vote FOR the resolution approving the BPG Plan.

At the meeting, the shareholders of Just Energy will be asked to consider and, if deemed advisable, to pass the following ordinary resolution to approve the adoption of the BPG Plan:

“BE IT RESOLVED as an ordinary resolution of the shareholders of Just Energy Group Inc. (“Just Energy”) that the 2013 Performance Bonus Incentive Plan of Just Energy, substantially as described in the Circular of Just Energy dated May 17, 2013, be and the same is hereby authorized and approved and that any director or officer is authorized to do such acts and things as may be necessary or desirable to implement the Plan including an application to list 4 million common shares on the TSX.”

Unless otherwise directed, the persons named in the form of proxy accompanying this Information Circular intend to vote FOR the approval of the 2013 Performance Bonus Incentive Plan.

In considering the amendment to the DSG Plan, below, and if necessary, to the RSG Plan as outlined commencing and, if necessary, to the RSG Plan as outlined commencing on page 32 below, the following information may be of interest to shareholders.

Name of Plan	Max # of RSGs/DSGs Issuable(1)(4)	% of Outstanding Common Shares(2)	# of RSGs/DSGs Granted(3)	% of Outstanding Common Shares(2)	# of Securities Available for Future Grants(4)	% of Outstanding Common Shares(2)
RSG Plan	9,000,000 RSG’s	6%	3,565,101 RSG’s	2.5%	5,434,899 RSG’s	3.8%
DSG Plan	400,000 DSG’s	0.3%	161,041 DSG’s	0.1%	238,959 DSG’s	0.2%

(1)	Assuming shareholders approve the increase in the number of RSGs that may be issued under the RSG plan at the meeting to 9 million RSG.

(2)	Based on 142,250,000 common shares currently outstanding.

(3)	At March 31, 2013

(4)	Assuming shareholders approve the increase in the number of DSGs that may be granted under the DSG plan at the meeting to 400,000 DSGs.

(c)	DIRECTOR’S COMPENSATION PLAN

APPROVAL TO INCREASE THE NUMBER OF DIRECTOR’S DEFERRED SHARE GRANTS (“DSGs”) ISSUABLE UNDER JUST ENERGY’S DIRECTORS’ COMPENSATION PLAN (the “DSG Plan”) AND OTHER AMENDMENTS TO THE DSG PLAN

General Background

At the Meeting, the holders of common shares of Just Energy will be requested to consider an ordinary resolution approving several amendments to the DSG Plan, which was originally approved on June 29, 2004 and amended on each of June 29, 2005 and 2010 in each case, with the consent and approval of the Toronto Stock Exchange (the “TSX”). The current DSG Plan described in note (6) on page 18 of this circular is an integral component of Just Energy’s compensation policy for the non management directors of Just Energy. See “Compensation of Outside Directors” on pages 42 and 43 of this circular.

Each outside director is required to take a minimum of $15,000 of the annual base retainer in DSGs or common shares and may elect to take all or a portion of the balance of their remaining annual fees in DSGs and/or common shares, in each case pursuant to the DSG Plan. The issue of fully paid DSGs or common shares as part of the retainer required to be taken by outside directors in lieu of cash aligns the interests of the outside directors with those of shareholders, provides effective incentives for the non management directors to promote the business and success of Just Energy by encouraging, indirectly, the ownership of common shares and assists the outside directors in meeting their minimum ownership requirements.

Proposed Amendments to the DSG Plan

If approved, the DSG Plan will be amended: (a) to increase the number of DSGs and common shares which Just Energy is authorized to issue to the outside directors by 200,000 to 400,000 and (b) to make several administrative and procedural changes many of which are required to reflect the conversion of the Fund to Just Energy which took place on January 1, 2011.

Since the DSG Plan was first established in 2004, Just Energy has, prior to April 1, 2013, granted 179,625 fully paid DSGs. and common shares to directors of the 200,000 currently authorized DSGs and common shares. Accordingly, Just Energy is requesting the DSG Plan be amended to authorize Just Energy to issue up to an additional 200,000 fully paid DSGs and/or common shares and to make application to the TSX and the NYSE to list an equivalent number of common shares, and (b) to make several additional minor amendments to the DSG Plan some of which are as follows:

(i)	to change the director fee schedule to reflect current fee arrangements;

(ii)	as a consequence of the conversion referenced above to change certain terms: i.e., units to shares, unitholders to shareholders, distributions to dividends and DUGs to DSGs throughout the Plan;

(iii)	upon retirement from the board, to permit directors resident in Canada to exchange their DSGs to shares up to the end of the second calendar year after retirement;

(iv)	to increase the term during which directors may exchange their DSGs to shares from 10 to 15 years; and

(v)	to provide that DSGs issued pursuant to the Plan are neither assignable nor transferable.

The policies of the TSX, which has consented to the implementations of the amendments, require the amendment to the DSG Plan be approved by a majority of the votes cast at the Meeting other than votes attaching to common shares beneficially owned by directors to whom DSGs may be issued pursuant to the DSG Plan and associates of such insiders. DSGs do not carry a right to vote but entitle the holders to dividends equal to all regular and special dividends paid to the holders of common shares. If the holders of common shares represented at the meeting in person or by proxy do not approve the ordinary resolution, 100% of the directors’ fees will be paid in cash when the remaining inventory of 21,420 DSGs and common shares is depleted. For the year ended March 31, 2013 a total of $135,000 of directors fees were paid in the form of 14,688 DSGs and common shares.

Ordinary Resolution

At the meeting, holders of common shares (other than those excluded from voting) will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the amendments to the DSG Plan as described below. The resolution must be approved by at least 51% of the votes cast by holders of common shares represented in person or by proxy at the meeting excluding the votes relating to common shares held by persons who are directors of Just Energy to whom DSGs may be issued pursuant to the DSG Plan.

Directors’ Recommendation

The Directors, who approved the ordinary resolution on May 16, 2013 determined that the ordinary resolution is in the best interest of Just Energy, its shareholders and other stakeholders and recommend that holders of common shares vote “FOR” the ordinary resolution approving the amendment to the DSG Plan as described in below. Persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxy “FOR” the ordinary resolution.

BE IT RESOLVED THAT:

1.

The DSG Plan be amended to increase the number of DSGs and common shares which Just Energy is authorized to issued under the DSG Plan by 200,000 to 400,000 and to make such other changes to the DSG Plan as are described above under the heading, “Proposed Amendments to the DSG Plan”.

2.

Any director or officer of Just Energy is hereby authorized and directed to execute and delivery all such other agreements as in his or her opinion may be necessary or desirable in connection with the foregoing including an application to the TSX and the NYSE to list an additional 200,000 common shares on the TSX and the NYSE.

A copy of the DSG Plan indicating all amendments is filed on SEDAR at www.sedar.com, on EDGAR @www.sec.gov and at Just Energy’s website www.justenergygroup.com.

(d)	RESTRICTED SHARE GRANT PLAN

APPROVAL OF ORDINARY RESOLUTION INCREASING THE NUMBER OF RESTRICTED SHARE GRANTS ISSUABLE UNDER JUST ENERGY’S RESTRICTED SHARE GRANT PLAN BY FOUR MILLION.

If the ordinary resolution to approve the PBG Plan referenced in section (b) commencing on page 25 hereof is not approved, then Just Energy will require an additional 4 million common shares be made available under the RSG Plan to meet its obligations to service providers. If the PBG Plan is approved, there will be no need to approve the ordinary resolution.

General Background

At the Meeting, the holders of common shares of Just Energy will be requested to consider an ordinary resolution approving an amendment to the Just Energy Restricted Share Grant Plan (the “RSG Plan”), which was originally approved on June 29, 2004. Certain amendments to the RSG Plan were approved on June 28, 2007, June 25, 2009 and June 29, 2011 so that the number of RSGs authorized to be issued under the Plan is currently 5 million. The RSG Plan is described under the heading “Restricted Share Grant Plan” on page 75 of this circular and is an integral component of Just Energy’s compensation policy for a large number of senior level employees of Just Energy and its affiliates including the Named Executive Officers. See “Compensation Discussion and Analysis – RSGs’ on page 51 of this circular.

In lieu of paying all or a portion of the bonuses to which the Named Executive Officers are entitled to receive in cash at year end, their employment agreements require them to receive in lieu of cash, fully paid RSGs based on a current 10 day simple average TSX closing market price for common shares of Just Energy. The RSGs generally vest over a period of three years providing on each applicable vesting date, the RSG grantee continues to be a senior officer of Just Energy or one of its affiliates. Accordingly, the issue of RSGs in lieu of cash bonuses conserves cash, is an extremely useful retention technique and aligns the interests of employees with those of shareholders. As authorized by the Plan, RSGs are also granted on a similar basis for similar reasons to: (i) employees of Just Energy and its affiliates below the level of the Named Executive Officers and (ii) service providers, usually on a fully paid basis.

Proposed Amendment to the RSG Plan

If approved, the RSG Plan will be amended to increase the number of RSGs which Just Energy is authorized to issue by four million to nine million.

Since the RSG Plan was approved, Just Energy has, prior to April 1, 2013, granted 4,291,324 fully paid RSGs of five million authorized RSGs to eligible participants (which includes any senior officer, service providers or employee of Just Energy or any controlled entity). Accordingly, Just Energy is requesting the RSG Plan be amended to authorize Just Energy to issue up to an additional four million fully paid RSGs and to make application to the TSX to list an equivalent number of common shares. Subject to vesting and continued employment on each applicable vesting date, fully paid RSGs are exchangeable into common shares on a 1:1 basis.

The proposed amendment is acceptable to the TSX.

The policies of the TSX require the amendment to the RSG Plan be approved by a majority of the votes cast at the Meeting other than votes attaching to common shares beneficially owned by insiders to whom RSGs may be issued pursuant to the RSG Plan and associates of such insiders. RSGs do not carry the right to vote but entitle the holders to dividends equal to all regular and special dividends paid to the holders of common shares. If the holders of common shares represented at the Meeting in person or by proxy do not approve the ordinary resolution, the portion of all bonuses otherwise payable in RSGs, will be payable fully in cash when the remaining inventory of 708,676 RSGs is depleted. For the year ended March 31, 2013 a total of approximately $3,100,000 of cash bonuses were paid in the form of fully paid RSGs.

Ordinary Resolution

At the Meeting, holders of common shares (other than those excluded from voting) will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the amendment to the RSG Plan as described below. The ordinary resolution must be approved by at least 51% of the votes cast by holders of common shares represented in person or by proxy at the meeting excluding the votes relating to common shares held by persons who are insiders of Just Energy to whom RSGs may be issued pursuant to the RSG Plan and the associates of such persons.

Directors’ Recommendation

The Directors, who approved the ordinary resolution on May 16, 2013 determined that the ordinary resolution is in the best interest of Just Energy, and its Shareholders and if the PBG Plan referenced in section (b) commencing on page 25 of this circular is not approved, recommend that shareholders vote “FOR” the ordinary resolution approving the amendments to the RSG Plan as described below. Persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxy “FOR” the ordinary resolution.

BE IT RESOLVED THAT:

1.	The RSG Plan be amended to increase the number of RSGs and common shares which Just Energy is authorized to issued under the RSG Plan by 4,000,000 to 9,000,000.

2.

Any director or officer of Just Energy is hereby authorized and directed to execute and delivery all such other agreements as in his or her opinion may be necessary or desirable in connection with the foregoing including an application to the TSX to list an additional 4,000,000 common shares on the TSX.

A copy of the RSG Plan is filed on SEDAR at www.sedar.com and at Just Energy’s website www.justenergygroup.com.

JUST ENERGY’S APPROACH TO EXECUTIVE COMPENSATION – SAY ON PAY

General Background

In keeping with an announcement made by Just Energy in 2010, the board of directors has acted to provide shareholders with an opportunity to cast in an advisory capacity, a non-binding vote on Just Energy’s approach to executive compensation as discussed and disclosed under the headings “Compensation Objectives and Components – General” and “Compensation Components – Specific Criteria” on pages 47 to 54 of this circular. These sections of the circular describe the role of the compensation committee and the board of directors in overseeing compensation at Just Energy, as well as key activities completed by the compensation committee over the past year including continuing oversight of formal processes to ensure that risk is appropriately considered in Just Energy’s compensation plans. In addition, these sections describe Just Energy’s executive compensation principles, the key design features of compensation plans for the NEOs, and the alignment of Just Energy’s programs to principles for sound compensation practices published by Institutional Shareholder Services in Canada and the Canadian Coalition for Good Governance, both institutional shareholder groups that, with securities regulatory authorities, are playing a key role in compensation reform initiatives for public companies. As the vote is advisory, the resolution is non-binding.

The result of the shareholder vote on compensation at Just Energy’s June 28, 2012 annual meeting was that 96% of the votes cast by shareholders voting on the matter approved, in an advisory, non-binding capacity, Just Energy’s approach to executive compensation.

Just Energy’s Say on Pay Policy, included at Schedule D in this circular provides that, if a majority or significant proportion of the common shares represented in person or by proxy at the meeting are voted against the advisory resolution, the lead director and vice chairman of the board will oversee a process to seek to better understand opposing shareholders’ specific concerns. The compensation committee will consider the results of this process and, as it considers appropriate, will review the approach to executive compensation in the context of shareholders’ specific concerns and may take recommendations to the board for implementation by the compensation committee. Just Energy intends to disclose a summary of the process undertaken and an explanation of any changes to executive compensation within six months of the shareholders’ meeting and in any case, not later than in the next  circular.

Compensation Consultants

So that Just Energy’s approach to executive compensation: (a) motivates the right behaviors, (b) ensures pay for performance, (c) ensures that executive compensation decisions are aligned with the creation of sustainable, long-term shareholder value, (d) sustains Just Energy’s ability to maintain the current level of dividends and (e) will ensure that executive compensation at Just Energy is not excessive and does not encourage excessive risk relative to an industry peer group, the compensation committee retained Hugessen Consulting as compensation consultants in February, 2012 to advise the committee in the context of the above principles with the following mandate:

•	to develop appropriate industry peer group companies for pay and performance benchmarking;

•	to conduct a pay analysis to benchmark compensation for the CEO and CFO positions; and

•

to develop alternatives on the design of Just Energy’s short and long term incentive plans which plans, while specifically designed for the CEO and CFO, could be applied to the other NEOs and throughout Just Energy.

The major recommendations in the Hugessen Report dated April 4, 2012 adopted by Just Energy in 2012 were used to establish Just Energy’s approach to Executive Compensation and its decisions for the financial year ending March 31, 2013. See pages 36, 48 and 49.

To complete its assessment, address the above mandates and to articulate its recommendations, representatives of Hugessen met on several occasions with the CEO, the lead director and the chair of the compensation committee and were afforded the opportunity to speak with any one or more directors of their choice.

The recommendations in their report dated April 4, 2012 and the changes to, and decisions relating to, executive compensation made by the compensation committee for the year ending March 31, 2013 are described in detail elsewhere in this circular. To summarize:

1.

Peer Group and Benchmarking. By developing a “general industry peer group” of companies and by conducting both a size adjusted and standard quartile compensation analysis, the compensation consultants independently confirmed the “industry specific peer group” of companies identified by Just Energy management for CEO/CFO benchmarking purposes.

2.

Short Term Incentive Bonuses. With input from the compensation committee, the compensation consultants identified formulaic growth criteria as targets for determining the short term incentive bonus, in lieu of a discretionary approach for each of the executive chair, CEO and CFO which the committee used along with other factors in determining the short term annual bonuses for the executive chair, CEO and CFO for the year ended March 31, 2013 and in developing minor changes to the bonus criteria for the year ending March 31, 2014. See pages 66 and 67.

3.

Long Term Incentive Bonuses. With input from the compensation committee, the compensation consultants developed a new matrix of targeted, objective, formulaic criteria, each related to annual incremental growth and the creation of shareholder value which the committee used to determine long term incentive bonuses for the executive chair, the CEO and CFO for the year ending March 31, 2013 and in developing changes to the bonus criteria for the year ending March 31, 2014. While the criteria incorporated more mainstream bottom line shareholder friendly metrics suitable to Just Energy’s business including adjusted EBITDA per share (replaced for 2014 by funds from operations), embedded gross margins and new business ventures (deleted for 2014), the potential awards were capped so as not to encourage undue risk and included provisions entitling the compensation committee and the board to take into account: (a) earnings per share; (b) common share price performance; and (c) total shareholder return relative to the TSX index in order to achieve short and long term bonus payments which would be just and equitable in the circumstances. These latter three factors along with corporate performance for the year ending March 31, 2013 were used by the committee in its decision NOT to pay any short term or long term bonuses to the executive chair, the CEO and CFO for the year ending March 31, 2013. See page 7 and pages 39 and 40.

4.	Other. The compensation committee adopted the compensation consultants recommendations in their report dated April 4, 2012 (which recommendations are continued for the year ending March 31, 2014):

(a)	to alter the short term bonus opportunity for the CEO to between 75% and 150% of base salary,

(b)	to maintain the short term bonus opportunities for the executive chair and CFO at between 50% and 100% of base salary, and

(c)

to permit each of the above referenced executives to receive 100% of their short term incentive bonus in cash with an entitlement to elect to take all or a portion thereof in RSGs for years ending after March 31, 2012.

The 100% cash option (formerly 50/50 cash/RSGs), was recommended by Just Energy’s compensation consultants in the context of Just Energy’s comparator peer group, as the executive chair, CEO and CFO already own a significant amount (number and value) of Just Energy securities.

Executive Compensation – Related Fees

The compensation committee is authorized to retain independent compensation consultants to provide an analysis and advice on compensation matters. The following table provides a breakdown of the services provided and compensation related fees paid during 2012 and 2013 to Hugessen Consulting:

Year	Nature of Work/Mandate(1)(2)	Approximate Fees (including expenses)
2012	Developing pay and performance peer groups with supporting rationales and pay benchmarking.
	Conduct a pay analysis for the CEO and CFO and a pay performance analysis.
	Review and recommend revisions as appropriate to the short and long term incentive plan.
	Conduct interviews, report to the board, research and other.
	Total	$77,857

2013	(a) to consider the extent to which compensation for Just Energy’s NEOs for the three years ended March 31, 2013 meets Canada’s newly revised quantitative pay-for-performance simulation developed by ISS;
	(b) to consider the extent which Just Energy’s compensation policies comply with generally accepted corporate governance principles and standards in the context of the guidelines established by ISS and CCGG; and
	(c) to consider an appropriate level of compensation for a chair of board.
	Total	$19,411

To complement the advice received from Hugessen for the year ending March 31, 2013, the board of Just Energy, on the recommendation of the compensation committee retained Hugessen in March of 2013 to advise on the following matters relating to its June 26, 2013 annual and special meeting including compensation decisions for the year ending March 31, 2013 and for the year ending March 31, 2014:

(a)	to consider the extent to which compensation for Just Energy’s NEOs for the three years ended March 31, 2013 meets Canada’s newly revised quantitative pay-for-performance simulation developed by ISS;

(b)

to consider the extent to which Just Energy’s compensation policies comply with generally accepted corporate governance principles and standards in the context of the guidelines established by ISS and CCGG; and

(c)	to advise an appropriate level of compensation for a chair of board.

Based on Hugessen’s 2012 and 2013 reports and the views of the compensation committee, the board of Just Energy modified certain aspects of NEO compensation for the year ending March 31, 2014. See pages 66 and 67.

Notes:

(1)

Hugessen Consulting are independent, free of any conflicts of interest and have no relationship of any nature to any of Just Energy’s directors or NEO’s other than having advised compensation committees of other public company boards where three directors of Just Energy also serve as directors.

(2)	Hugessen Consulting has not performed any other services to Just Energy or any affiliate thereof other than as described above.

The decisions made by the compensation committee and board of Just Energy on executive compensation are the sole responsibility of the Just Energy compensation committee and board and reflect factors and considerations other than the information and recommendations provided by Hugessen Consulting.

COMPENSATION AND GOVERNANCE COMMITTEES – LETTER TO SHAREHOLDERS

Dear Shareholder,

Just Energy is committed to transparency in communicating with investors, customers, regulators and the public. This commitment extends to the decisions we make about compensation. Shareholders are entitled to a clear understanding of executive compensation and the considerations that drive our decision-making process each year.

In furtherance of the above principles and in keeping with a decision made last year, Just Energy’s board of directors is providing its shareholders for the third time an opportunity to cast an advisory vote on Just Energy’s approach to executive compensation at its June 26, 2013 annual meeting. Details of Just Energy’s “Policy on Engagement with Shareholders on Governance” and its “Say on Pay” proposal are discussed earlier in this proxy circular. Based on the results of the vote and discussions with shareholders and institutional groups which represent them, we will continue to fine-tune our approach to make sure that we continue to motivate the right behaviours by aligning pay decisions with the creation of sustainable, long-term shareholder value and our ability to sustain the current level of dividends. The decision to retain Hugessen Consulting as compensation consultants underscores our desire to obtain expert advice with respect to the above principles.

96% of the votes cast at the 2012 annual meeting were voted in favour of Just Energy’s approach to executive compensation.

The details of Just Energy’s approach to compensation, including the policies to ensure that risk is appropriately considered, are discussed in the Compensation Discussion and Analysis section of this circular. As you consider your say-on-pay vote this year, we would like to draw your attention to the following highlights:

Performance and Compensation for the Year Ended March 31, 2013 and Use of Compensation Consultants

When determining compensation, the compensation committee considers a number of financial and non-financial performance measures that were selected with the assistance of compensation consultants and based on their alignment with Just Energy’s strategy of producing long-term, profitable growth by developing and growing a profitable business and delivering value to our customers, shareholders and other stakeholders. The short and long term bonuses for the year ending March 31, 2013 reflect, in part, the recommendations made by our compensation consultants including the ability of the compensation committee and board to consider other factors such as: (a) earnings per share, (b) total shareholder returns relative to the TSX index and (c) the year over year change in the TSX market price for Just Energy’s common shares.

Our Approach to Executive Compensation

Just Energy is focused on a pay-for-performance approach to compensation. This philosophy supports the execution of Just Energy’s growth strategy to diversify and expand its suite of energy products and services and our commitment to deliver ongoing and consistent returns to shareholders. Our approach to compensation is set to achieve one ultimate goal: to create sustained value for you. As a result, our executive compensation policies and programs are designed to attract and retain the highest caliber of individuals at a competitive cost to Just Energy, and to ensure that they are motivated to pursue our goal to create long term sustainable shareholder value in terms of growth in the value of our equity and sustainable dividends for our shareholders. At the same time our policies are structured to give the board the ability to reduce or withhold executive bonuses in circumstances where corporate performance is below acceptable levels.

Compensation and Risk

We recognize executive compensation must support an appropriate level of risk. We are responsible for ensuring our compensation policies and practices do not encourage undue risk-taking on the part of our executives. To this end, we have practices in place to mitigate the risks associated with our compensation policies and programs, all of which are discussed in greater detail under the Compensation Discussion and Analysis. They include: (i) significant common share ownership requirements for both directors and executive officers, (ii) trading restrictions, (iii) requirements that NEOs receive a significant percentage of their annual bonuses in securities of Just Energy vesting over three years, (iv) fixed maximums or caps for long term incentive payments for the executive chair, CEO and CFO with an ability to withhold executive short and long term bonus payments for corporate performance below acceptable levels (v) long term hold requirements for NEO’s to whom long term retention restricted share grants were made available in May 2010 of which 70% must be held until April 2018 and (vi) requirements that executive management control margins on energy products with respect to which two NEOs (President of each of Momentis and NEC) are compensated. In addition, executive management exercises control over expansion plans with respect to the solar, home services and network marketing businesses.

Our Compensation Decisions for the Year Ended March 31, 2013

Except as described below and on pages 66 and 67 of the circular, we did not make any significant policy changes to the design or performance target levels for salaries and variable compensation as recommended by Just Energy’s compensation consultants in 2013 for the year ending March 31, 2014:

•

As a policy, salaries are reviewed annually. Based on corporate performance below acceptable levels for the year ended March 31, 2013 there are no increases to the base salaries for the NEOs (other than a $100,000 increase for the EVP Consumer Sales).

•

Based on corporate performance below acceptable levels as described above and elsewhere in this circular and other factors, no short-term discretionary performance bonuses were paid to any of the six NEOs listed on page 72. This decision was based in part on the recommendation of executive management not to accept a short term bonus which recommendation was independently and unanimously supported by the compensation committee and the board.

•

Based on corporate performance below acceptable levels as described above and elsewhere in this circular and other factors, notwithstanding the achievement in part of long term growth criteria, no long term incentive bonuses were paid at March 31, 2013 for the year then ended to the executive chair, CEO and president and the CFO. There are no pension plans at Just Energy.

As indicated under the heading “Compensation Consultants” on page 34, some of the compensation decisions for the year ended March 31, 2013 reflected the views of our compensation consultants in the context of Canada’s newly revised quantitative pay-for-performance simulations developed by ISS.

Short Term Performance Awards

The short-term performance awards are based on several critical financial operating metrics, including the performance by each NEO of their individual duties and responsibilities under their employment agreements. The financial operating metrics include, customer growth, attrition, bad debts, adjusted EBITDA and other factors, all of which components reflect the year over year growth of Just Energy while enabling it to sustain its dividend level and enhancing its ability to return value to shareholders. While the Committee took into account the efforts of the NEOs associated with the ecobee acquisition, the continuing expansion of the Hudson broker channel business to other sectors of Just Energy’s business including into the United Kingdom, the successful issue of $105 million of 9.75% five year unsecured notes concluded in December 2012, an expansion of the solar financing facilities by up to $42 million during 2013 and an increase in the amount of Just Energy’s credit facility and intercreditor agreement and the expansion of Just Energy’s product offerings including growth in embedded gross margin, the further development of JustGreen products, growth in the solar installation business, the development of additional sales channels – these accomplishments were adversely impacted by slower than projected growth in several areas of the business. Also factored in was: (a) year over year 52% decrease in the market value of Just Energy’s common shares and (b) the 45% decline in total shareholder return for the year ended March 31, 2013. For these reasons, as recommended by executive management, NO short term discretionary bonuses were paid to the executive chair, the CEO and president, the CFO and the president of NHS for the year ending March 31, 2013.

Long Term Targeted Incentive Payments

Long term targeted incentive payments for three of the five NEOs, described on page 72 of this proxy circular were based on the ability of Just Energy to incrementally, year over year, outperform the budget approved by the audit committee and the board – on an annual incremental basis relative to three growth criteria: (i) adjusted EBITDA per share, (ii) embedded gross margin and (iii) revenue from new business ventures which are the drivers for growth, shareholder value and sustainable dividends. See the table on page 49. While the growth criteria entitled the executive chair, the CEO and CFO to a total payout of almost $3 million, the bonus payments were not paid for the reasons described above. Long term incentive bonuses, if paid, are paid entirely in restricted share grants vesting over three years subject to continuing employment on each applicable vesting date. Separate targeted growth criteria were established for the presidents of each of Momentis and the National Home Services’ waterheater and HVAC business and the EVP Consumer Sales. See pages 59 to 64.

Long Term Retention Restricted Share Grants

The grant to the CEO and CFO of long term retention restricted shares in 2010, 10% of which vested at March 31, 2013 continues to achieve its objective which is to motivate the CEO and CFO both of whom are committed to the long term growth and development of the business. They continue to provide a key additional retention incentive based on the fact that the grants vest only on an deferred five year basis, 5% on March 31, 2012, 10% on each of March 31, 2013 and 2014 so that 70% of the restricted share grants would not vest until March 31, 2015 subject to continued employment on each applicable vesting date. 70% must be held as common shares or restricted share grants and may not be disposed of until April, 2018.

We reviewed the compensation paid to executives for the year ending March 31, 2013 to ensure its continued relevance to Just Energy’s objectives. With the changes made by our compensation committee for the year ending March 31, 2014 and described on pages 66 and 67, we remain confident that the positioning of executive compensation to market is appropriate.

The above referenced compensation decisions for the executive chair, CEO and CFO were based on the recommendation of executive management and were unanimously accepted and independently supported by Just Energy’s compensation committee and the board for the year ending March 31, 2014.

Conclusion

The responsibility for executive compensation rests with the board of directors, and we confirm that we fully understand the long-term implications of the executive compensation decisions we make and the programs we approve including those based on the recommendations of our compensation consultants. Members of the board will be present at the annual and special meeting of shareholders to be held on June 26, 2013, to answer any questions you may have about executive compensation.

Our approach to executive compensation supports the execution of Just Energy’s strategy, and we remain committed to developing the compensation policies and programs that will continue to produce the results that deliver value to you, our shareholders. Just Energy’s approach to compensation focuses on long term growth, an appropriate compensation mix, uses formulas and weighting vs. discretion, risk oversight and related design processes.

The March 31, 2013 decisions not to grant base salary increases and short and long term bonuses to a majority of the NEOs, a decision shared by executive management, reflected, as described above, corporate performance below acceptable levels for the year ended March 31, 2013. These decisions while difficult, were in the board’s view, made in the best interests of Just Energy and its shareholders and supported by executive management.

The undersigned support Just Energy’s executive compensation policies and programs and, support shareholder comprehension and request shareholder support with respect to the Say on Pay vote.

Michael Kirby	Hugh Segal
Chair of the compensation committee and a member of each of the risk, executive and audit committees.	Lead director, vice chair of the board, chair of the governance committee and a member of the audit, risk, executive and compensation committees.

May 17, 2013

Say on Pay Resolution

At the meeting, shareholders will be asked to consider and, if deemed advisable, pass the Say on Pay resolution approving Just Energy’s approach to executive compensation in accordance with the policy set forth in Schedule D attached to this circular. In order to be approved, the resolution must receive the affirmative vote of a majority of the votes cast by shareholders represented in person or by proxy at the meeting.

Directors’ Recommendation

The board of directors recommends that shareholders vote FOR the resolution and, unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the following resolution:

“RESOLVED” that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed under the heading “Compensation Discussion and Analysis” on pages 45 to 66 of this proxy circular.

COMPENSATION OF THE DIRECTORS AND OFFICERS OF JUST ENERGY

Compensation of Outside Directors

Director Compensation Table

The following table indicates the compensation paid by Just Energy to its outside directors for the years ended March 31, 2011, 2012 and 2013. The two management directors, Rebecca MacDonald and Ken Hartwick, do not receive any fees or benefits for serving as a director.

Name of Director	Year Ended March 31	Fees Earned(1)			Share Based Awards(2)		Option Based Awards(3)	All Other Compensation(4)			Total(6)
John A. Brussa	2013 2012 2011	$ $	82,000 54,500 69,250		$ $ $	15,000 26,250 18,750	NIL NIL NIL		NIL NIL NIL		$ $ $	97,000 80,750 88,000
William F. Weld(7)	2013		$96,000			$15,000	NIL		$19,873	(5)		$130,873
Gordon D. Giffin	2013 2012 2011		19,125 NIL NIL	(2) (2) (2)	$ $ $	82,375 89,250 88,500	NIL NIL NIL	$ $ $	19,873 19,860 20,328	(5) (5) (5)	$ $ $	121,373 109,110 108,828
Michael J.L. Kirby	2013 2012 2011	$ $ $	133,500 98,750 104,000		$ $ $	15,000 15,000 15,000	NIL NIL NIL		NIL NIL NIL		$ $ $	148,500 113,750 119,000
R. Roy McMurtry(9)	2013 2012 2011	$ $ $	56,750 71,750 69,000		$ $ $	11,250 15,000 15,000	NIL NIL NIL		NIL NIL NIL		$ $ $	68,000 86,750 84,000
Hugh D. Segal	2013 2012 2011	$ $ $	180,500 145,750 151,000		$ $ $	15,000 15,000 15,000	NIL NIL NIL		NIL NIL NIL		$ $ $	195,500 160,750 166,000
George Sladoje(8)	2013		$52,583			$3,750	NIL		NIL			$56,333
Brian R.D. Smith(9)	2013 2012 2011	$ $ $	59,000 41,000 50,000		$ $ $	75,000 63,750 60,000	NIL NIL NIL		NIL NIL NIL		$ $ $	134,000 104,750 110,000

Notes:

(1)

Amount reflects the cash portion of the fees earned by each director. The annual base retainer for each outside director is $65,000. In addition, each director who is not a member of management receives a $2,000 attendance fee for each board and committee meeting attended (reduced to $1,000 for regular quarterly meeting participation by telephone conference call), $3,000 for each board strategy session attended and is reimbursed for out-of-pocket expenses for attending directors’ board, committee and strategy session meetings. The chair of the audit committee receives an additional annual fee of $15,000 for serving as chair and the other members of the audit committee receive an annual retainer of $5,000 each. The chair of each of the compensation committee and the governance committee receives an additional annual fee of $5,000. The chair of the risk committee receives an additional $10,000 annual fee. The vice chair of the risk committee receives an additional annual fee of $2,500. The lead director receives an additional annual fee of $50,000 to reflect his role as lead director and also as vice chair of the board. All fees are payable quarterly in arrears. Each member of the executive committee receives a meeting fee of $2,000 (reduced to $1,000 for participation by telephone conference call).

(2)

Directors are required to receive a minimum of $15,000 of their annual base retainer in DSGs and/or common shares and may elect to take all or a portion of the balance of their base retainer, attendance, chair (including lead director), and vice chair fees in DSGs and/or common shares, in each case, pursuant to the Just Energy DSG Plan. At March 31, 2013, the non-management directors owned a total of 160,661 DSGs and 20.690 common shares. The DSGs and/or common shares are credited to a director’s DSG and/or common share account at the end of each quarter. The price used to determine the number of DSGs and common shares granted to directors pursuant to the DSG Plan during the year ended March 31, 2013 was: $11.37 for the quarter ended June 30, 2012; $10.71 for the quarter ended September 30, 2012; $9.39; for the quarter ended December 31, 2012 and $6.80 for the quarter ended March 31, 2013, being the weighted average trading price of common shares on the TSX for the 10 trading days preceding each quarter end of Just Energy.

(3)

All options granted to the outside directors were exercisable for an equivalent number of common shares for a period of five years from the grant date and vest as to one fifth thereof on the first, second, third, fourth and fifth anniversary of the grant date. See “Share Option Plan”. On February 6, 2009, the board of directors adopted as a policy of Just Energy that no further options be granted to directors. All outstanding options previously granted to directors have expired.

(4)	There are no non-equity incentive plans, pension plans or other similar arrangements for non-management directors.
(5)	Each of Messrs. Giffin and Weld receives an additional US $20,000 annual retainer for serving as a director of all of Just Energy’s U.S. operating subsidiaries.
(6)

Just Energy has issued indemnities to each of its directors and officers as permitted under applicable corporate legislation and has purchased a directors’ and officers’ liability insurance policy for the directors and officers of all direct and indirect subsidiaries. The annual insurance coverage under the policy is limited to $70 million (per claim and in the aggregate each policy year) at an annual premium of $723,650 excluding tax. Just Energy does not maintain any programs pursuant to which it makes donations to charitable institutions in a director’s name.

(7)	Bill Weld was appointed to the board on April 2, 2012.
(8)	George Sladoje was appointed to the board on November 6, 2012.
(9)	Roy McMurtry resigned from the board on February 7, 2013 and Brian Smith resigned from the board on May 16, 2013. Neither of them will be standing for re-election at the meeting.

The fees paid to directors and all other arrangements including indemnities, directors and officers insurance and DSGs are approved by the board of Just Energy based on the recommendations of the governance committee and are as described in the above table and the notes thereto. In addition to the compensation paid to directors, the board has adopted a policy regarding ownership requirements for outside directors which is described below.

Ownership of Securities by Outside Directors

Each outside director is required, as a policy of Just Energy, to own at each quarter end a number of common shares and/or DSGs having a value based on the trading price of the common shares on the TSX at such time equal to $195,000 or three times the director’s annual base retainer of $65,000. Except for recently appointed directors, each director is compliant with the current minimum holding requirement. New directors such as William Weld, George Sladoje and Brett Perlman have three years, from the date of their appointment to comply with the ownership policy.

The following Table indicates the total value of common shares and DSGs beneficially owned, directly or indirectly, by all non-management directors of Just Energy at March 31, 2013, based on the closing price of common shares on the TSX on March 28, 2013 of $6.67.

Name of Director	Shares #	Total Market Value of Common Shares(1) ($)	DSGs #	Total Market Value of DSGs(1) ($)	Total Market Value of Common Shares and DSGs(1) ($)
John A. Brussa	82,000	546,940	15,596	104,025	650,965
Gordon D. Giffin	21,798	145,392	44,375	295,981	441,373
William F. Weld	1,704	11,366	NIL	NIL	11,366
Michael J.L. Kirby	25,776	171,926	14,597	97,362	269,288
Brian Smith	9,097	60,677	61,428	409,725	470,402
Hugh D. Segal	16,260	108,454	15,029	100,243	208,697
George Sladoje	NIL	NIL	551	3,675	3,675

Notes:

(1)

The closing price of the common shares on the TSX on March 28, 2013 was $6.67, which closing price is also ascribed to the value of the DSGs as they are fully paid and are exchangeable for common shares on a 1:1 basis.

(2)	Ownership requirements for the directors who are also NEO’s are described in note (c) to the table on page 53 of this circular.
(3)

All directors have until the end of 2013 to meet the $195,000 ownership requirement except for each of Messrs. Weld and Sladoje who have 3 years from the date of their appointment to the board to meet the ownership threshold.

Options and Common Share Based Awards – Outside Directors

The following table indicates information with respect to all options and common share based awards of Just Energy held by the outside directors of Just Energy at March 31, 2013:

					Share-based Awards –
Name of Director	Number of Common Shares underlying unexercised options	Option exercise price per Share $	Option expiration date	Value of unexercised in the money options $	Number of DSGs that have not vested(1) #	Market or pay out value of DSGs that have not vested(2) $
John A. Brussa	NIL	N/A	N/A	N/A	8,538	95,482
Gordon D. Giffin	NIL	N/A	N/A	N/A	11,363	75,791
William F. Weld	NIL	N/A	N/A	N/A	NIL	NIL
Michael J.L. Kirby	NIL	N/A	N/A	N/A	7,222	75,541
Hugh D. Segal	NIL	N/A	N/A	N/A	7,335	80,633
George Sladoje	NIL	N/A	N/A	N/A	551	3,675

Notes:

(1)

Reflects DSGs credited to the account of each director in lieu of cash retainer which have not vested. See note (2) on page 42 of this proxy circular. Does not include DRS Advices or common shares credited to a director’s account.

(2)	Market value was determined based upon the closing price of the common shares on the TSX on March 28, 2013 of $6.67.
(3)	Information respecting directors who are also NEOs is included under “Compensation of the Directors and Officers of Just Energy – Incentive Plan Awards – NEOs” on page 37.

Common Share Based Awards, DSG-Based Awards and Non – Equity Incentive Plan Compensation – Outside Directors

The following table indicates information with respect to all incentive plan awards for the outside directors for the year ended March 31, 2013.

Name of Director	Common Share based awards – value vested during the year $	DSG and Common Share based awards – value vested during the year(1) $	Non-equity incentive plan compensation – value earned during the year $
John A. Brussa	NIL	11,526	NIL
Gordon D. Giffin	NIL	57,242	NIL
William F. Weld	NIL	NIL	NIL
Michael J.L. Kirby	NIL	11,826	NIL
R. Roy McMurtry	NIL	35,596	NIL
Hugh D. Segal	NIL	12,013	NIL
Brian Smith	NIL	47,784	NIL
George Sladoje	NIL	NIL	NIL

Notes:

(1)	Based upon the closing price of common shares on the TSX on March 28, 2013 of $6.67.
(2)	Information respecting directors who are also NEOs is included under “Compensation of the Directors and Officers of Just Energy – Incentive Plan Awards – NEOs”.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee

The compensation, human resources, environmental, health and safety committee (the “compensation committee”) has, with the board of Just Energy, responsibility for executive compensation. The compensation committee has five members. Their biographical summaries are included on pages 11 to 15. The committee consists of five independent directors: Messrs. Kirby (chair), Segal, Brussa, Giffin and Weld. All of the members of the committee have significant executive compensation experience based on compensation committees of public companies where they have served as members. The duties and responsibilities of the committee are described in the committee mandate included at Schedule E which includes the power to retain compensation consultants.

Compensation Objectives and Components – General

Compensation for the chief executive officer and the chief financial officer of Just Energy, and each of the four other most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”) (set forth for the most recently completed financial year in the Summary Compensation Table – NEOs on page 72 of this proxy circular), is established by the compensation committee and is principally reflected in each of their respective employment agreements, all of which have been approved by the compensation committee and the board. The compensation committee’s compensation philosophy is guided by its objectives to obtain and retain qualified and experienced executives motivated to achieve Just Energy’s business plans to produce long-term, profitable growth by developing and growing a profitable business and delivering value to customers, shareholders and other stakeholders all as described elsewhere in this proxy circular.

NEO compensation includes one or more of the following components: (i) a base salary; (ii) an annual performance bonus based on achieving operating performance targets or objectives such as: targeted growth levels, distributable cash, dividend levels, margins, renewals, attrition and other performance factors including the performance of their respective duties and responsibilities as set forth in their respective employment agreements; (iii) a long term targeted incentive bonus based upon the achievement by Just Energy of targeted levels of annual incremental growth over budget related to specific growth criteria (as defined below); (iv) the use of fully paid RSGs in lieu of cash bonus entitlements to further align the goals and interests of all NEOs with shareholders and which conserve cash and serve as a useful retention tool; (v) for two of the five NEOs, the grant of fully paid long term retention RSGs vesting on an accelerated basis over a period of five years with a requirement to hold 70% thereof until 2018 as described below under the heading “Long Term Retention RSGs”; (vi) employee benefit plans and (vii) common share ownership requirements.

While options are available to the compensation committee to provide a longer-term incentive for executives to enhance shareholder value, they have not been used as a component of NEO compensation in the past four years and, in the view of the compensation committee, options are not likely to be used for the foreseeable future as a component of NEO compensation. Each NEO’s performance and related salary level, annual short term performance bonuses, long term targeted incentive bonuses and the use of RSGs and minimum common share ownership requirements, are reviewed annually by the compensation committee in conjunction with the executive chair and the president and CEO of Just Energy. All NEO compensation packages are subject to the approval of the compensation committee and the board.

All of the above compensation components and the decisions of the compensation committee about each component have an effect on the compensation committee’s decisions regarding the other components. For example, for the year ended March 31, 2013, the short and long term targeted performance bonuses for Andrew McWilliams as president network marketing – Momentis, unlike the other four NEOs, was based on the achievement by the Momentis business of targeted levels of growth in independent representatives for which McWilliams has primary responsibility and the achievement of EBITDA growth over budget for the Momentis division. See page 46. Commencing April 1, 2012, Mark Silver, president of the National Energy Corporation (carrying on business under the trade name National Home Services), waterheater and HVAC business receives in addition to a base salary and annual short term discretionary performance bonus, to encourage pay for performance and growth, also received a unit based compensation bonus payable as to 70% cash and 30% RSGs related to the installation and financing of waterheater and HVAC units. See pages 59 and 62. Darren Pritchett, EVP Consumer Sales, is entitled to a long term bonus based on the growth of residential customer equivalents. See pages 63 and 64.

All of the compensation components together are intended to meet the compensation committee’s compensation objectives to attract and retain qualified and experienced NEOs who are motivated to achieve Just Energy’s business plans, strategies, goals and growth targets. The above compensation objectives and components are applied to all employees at the vice president level and above – approximately 25 employees other than the NEOs.

Just Energy’s approach to executive compensation and its compensation policies are also designed so as not to create risks that are reasonably likely to have a material adverse effect on the business of Just Energy. To mitigate the risks associated with our compensation arrangements, these policies include significant RSG and common share ownership requirements for executive officers and directors, trading restrictions, requirements that senior executives are required to receive a significant percentage of their long term bonuses in RSGs vesting over three years and fixed maximum or caps on long term incentive payments. Just Energy’s total direct compensation also takes into account compensation paid to a peer group of comparator companies in Just Energy’s business sectors. See pages 54 and 55.

A more detailed description of the compensation components for the Just Energy’s NEO’s is as follows:

Compensation Components – Specific Criteria

Base Salary:

The base salary of each executive is intended to remunerate each NEO for discharging job responsibilities as set forth in their respective employment contracts and reflects, in the case of the executive chair and the president and chief executive officer and the chief financial officer, their performance over time. Each of the NEOs has a detailed job description setting out the individual’s duties and responsibilities. Salary levels and adjustments take into account performance contributions in connection with their specific duties and responsibilities as outlined in their respective employment contracts and position descriptions and the general performance of the business.

The base salary levels are set out in each NEO’s employment contract, the terms of which are described below under the heading “NEO Employment Agreements” and all of which are approved by the committee and the board. While the executive chair and president and CEO are requested to provide to the compensation committee their recommendations on salary increases for each other and the other NEOs, the compensation committee and the board make the final determination on the annual base salary increases for all NEOs. Base salaries for all NEOs are reviewable annually and recognize the NEO’s experience, responsibility, contribution and performance goals and are based on the compensation committee’s subjective assessment of market value. Base salaries also take into account the other components of an NEO’s total compensation package. For the reasons described elsewhere in this circular, the compensation committee determined that it was prudent that base salaries for five of the six NEOs be maintained at their present levels (no increase) for the fiscal year of Just Energy commencing April 1, 2013. For the same reasons, base salaries for virtually all other management employees were also kept within a similar range just marginally above the March 31, 2013 year end levels. In certain instances salary levels have been significantly increased for the year commencing April 1, 2013, where employees made significant contributions during fiscal 2013. See “Amendments to Employment Agreements”.

Short Term Annual Performance Bonus:

An annual performance bonus may be granted by the compensation committee to five of the six NEO’s based on the general performance factors as described above. In making the short term annual performance bonus awards for the year ended March 31, 2013, while the committee also took into account the effort of the NEOs associated with the ecobee acquisition, the continuing expansion of the Hudson broker channel into other segments of the business including the geographic expansion of the Hudson business into the United Kingdom, amendments to and an increase in the amount of Just Energy’s inter-creditor and credit facility agreements, the expansion of Just Energy’s suite of products including the lease of waterheaters, other HVAC products, the $150 million, 9.75%, five year unsecured note financing completed in December 2012, the expansion of the solar financing facilities by up to $42 million in fiscal 2013, the continuing development of JustGreen products, significant growth in the solar installation business, the development of additional sales channels, and the new formulaic criteria recommended by Just Energy’s compensation consultants described below for the year ending March 31, 2013.

Short Term Performance Bonus – for YE March 31, 2013

While a decision was made, for reasons discussed elsewhere in this circular, not to award any short term performance bonus, in determining the short term incentive bonus for each of the executive chair, CEO and CFO for the year ending March 31, 2013, the committee took into account the following formulaic criteria developed by the compensation committee in association with its compensation consultants used exclusively to calculate their short term incentive performance bonuses for the YE March 31, 2013:

Short term incentive bonus criteria to be used to calculate the short term incentive bonus for the YE March 31, 2013 are as follows:

Criteria	Notes:

A.     Key Performance Metrics – 40% (a) and (b) opposite

(i)     Net RCE adds;

(ii)    Waterheater Equivalent adds;

(iii)  Additional Added Qualified Momentis IRs;

(iv)   TGF Ethanol Production (Litres); and

(v)    Committed Solar Projects ($000).

(a) The STI bonus is to be based on the achievement of specific targets contained in the YE March 31, 2013 budget which has been approved by the audit committee and the compensation committee and which targets are set forth in schedules to the amended employment agreements for each of the executive chair, CEO and CFO for the one year commencing April 1, 2012. The amount of the STI bonus may be based on some targets but not all and will be based on the compensation committee’s judgment as to what is just and equitable having regard to all the circumstances in the context of a customer compliance ratio of under 2% across all of Just Energy’s markets. The total STI bonus opportunity for each of the executive chair and CFO is 50% – 100% of base salary and for the CEO is 75% – 150% of base salary.
B. Adjusted EBITDA Just Energy – 40% (c)	(b) To be based on the compensation committees assessment of the achievement of the target set forth in each of the NEO’s amended employment agreements for the year commencing April 1, 2012.
C. Other factors – 20% (d)	(c) Including commitment, leadership, duties and responsibilities, acquisitions, financing, bank facility and relationships, marketing, product diversification, new products, organic growth and succession planning.

The board and compensation committee of Just Energy is entitled to exercise its discretion to award compensation (including no bonuses) regardless of the attainment of the above performance metrics and reduce the size of any award or payment in order to achieve what they believe is just and equitable.

Long Term Incentive Bonus Component:

Year over Year Growth over Business Plan related to Specific Growth Criteria

The long term incentive payments for the executive chair, CEO and CFO were established at April 1, 2012 for the year ending March 31, 2013 and were based on year over year incremental growth over business plan (as approved by the audit committee) related to three specific growth criteria, all of which individually and in the aggregate relate to long term growth, shareholder value and the ability of Just Energy to maintain its level of dividends The three criteria relate to incremental growth over business plan for: (i) adjusted EBITDA per share; (ii) embedded gross margin; and (iii) revenues from new business ventures.

Each of the above three factors described in the Table below has the weight as indicated and the amount of the targeted non-discretionary incentive bonus payments escalate with incremental year over year growth as described below and in note (1), all as described in the 2013 business plan as approved the by the audit committee and as described in more detail in note (4) below the Table. The amount of the targeted bonuses paid to three of the above NEOs is, as described below, for the year ended March 31, 2013.

While the executive chair, the president and CEO and the CFO achieved some of the performance targets in the table below entitling them to total long term bonuses of approximately $3 million, based on other factors which the board is directed to take into account (see note (6)), no long term incentive bonuses were paid to any of them.

Long term incentive bonus criteria to be used to calculate the long term incentive bonus for the YE March 31, 2013 for the Executive Chair, President and CEO and CFO are as follows:

Long Term Incentive Bonus Criteria(1)(2)	Weighting %(1)(3)
Adjusted EBITDA per share(4)(6)	30%
Embedded Gross Margin(5)(6)	60%
New Business Ventures (revenue)(2)	10%

Notes:

(1)

Annual Growth Performance Targets. The annual growth performance targets for each of the above three growth criteria were derived from the budget approved by the audit committee for the YE March 31, 2013 and are included in amending employment agreements for each of Ken Hartwick, Rebecca MacDonald and Beth Summers for the year commencing April 1, 2012. Each criteria is allocated the weight as indicated in determining the long term incentive bonus. The maximum potential total long term incentive bonus payment entitlement for any one year will escalate based on the % achievement of the annual growth performance targets for any one year for Rebecca MacDonald (YE March 31, 2013 only) and Ken Hartwick at $2 million based on achievement of the annual growth performance target at 100% escalating to $2.5 million at 103%; to $3 million; at 106%; to $3.5 million at 109%; and to $4 million at 112% and beyond and at $0.5 and $1 million based on the achievement of an annual growth performance target of 90% and 95% respectively, and for Beth Summers at 2/5ths of Ken Hartwick’s bonus entitlement.

(2)

New Business Ventures. Includes the expansion of Hudson Solar, United Kingdom expansion, National Home Services and other new business ventures. Revenue means booked revenue as per Just Energy’s annual business plan as approved annually by the audit committee and the board.

(3)

Calculation of Incentive Bonus. Each of the above three criteria is allocated the weight indicated in determining the total long term incentive bonus payment payable as to 100% in RSGs at the end of each year, having a 10 year term and vesting over three years subject to continued employment on each applicable vesting date.

(4)

“Adjusted EBITDA” means Base EBITDA adjusted to deduct selling and marketing costs incurred for growth and adding maintenance capital expenditures necessary to sustain existing operations as calculated in Just Energy’s MD&A using the average number of shares outstanding during the year. This adjustment results in the exclusion of the marketing that Just Energy carried out and the capital expenditures that it had made to add to its future productive capacity. “Base EBITDA” represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold at future fixed prices.

(5)

Embedded Gross Margin means a rolling five-year measure of management’s estimate of future contracted energy gross margin as well as the margin associated with the average remaining life of National Home Services’ customer contracts. The energy marketing embedded margin is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals as calculated in Just Energy’s MD&A. It is assumed that expiring contracts will be renewed at target margin and renewal rates.

(6)

Other Factors. The achievement of the above annual growth performance targets will be assessed by the compensation committee in the context of the earnings per share and common share price performance of Just Energy relative to the TSX index in order to achieve what the committee believes is just and equitable. Total shareholder return on both an absolute and relative basis will be examined.

(7)	Calculation. Embedded gross margin and adjusted EBITDA will be calculated as per Just Energy’s management discussion and analysis.

Long Term Annual Incentive Bonus Table – YE March 31, 2013

		YE March 31, 2012		Non Discretionary Targeted Incentive Payment $
Growth Criteria		Annual Performance Targets	Actual Increase (Decrease)	Rebecca MacDonald (executive chair)	Ken Hartwick (CEO)	Beth Summers (CFO)	Weighting
1	Adjusted EBITDA per share	7%	11% (below target)	NIL	NIL	NIL	30%
2	Embedded gross margin $(000)	12%	15% above performance target	$1.2 M	$1.2 M	$480,000	60%
3	Revenue from New Business Ventures ($000)	$15.6 M	$9.6 M (below performance target)	NIL	NIL	NIL	10%
Targeted Incentive Payment				$1,200,000	$1,200,000	$480,000	100%
Maximum Bonus Opportunity				$4,000,000	$4,000,000	$1,600,000	—

Option Grants:

The compensation committee is responsible for awarding options to directors and employees pursuant to Just Energy’s option plan. Option grants provide a longer-term incentive to pursue significant performance for Just Energy/and cash flow growth. At March 31, 2013 none of the NEOs hold options. As at March 31, 2013 Just Energy has 814,166 remaining options available for grant under the option plan. As discussed above, the committee has no plans to grant additional options to the NEOs for the foreseeable future.

RSGs:

The compensation committee awards fully paid RSGs to the NEOs pursuant to their employment agreements and the RSG Plan. See “Restricted Share Rights Plan”. The compensation committee has used and will continue to use fully paid RSGs, which normally vest over a three year period subject to continued employment on each applicable vesting date, to provide Just Energy with a mechanism of capitalizing payments which senior executives would otherwise receive in the form of cash as part of their annual discretionary performance bonus (if elected), annual non-discretionary targeted incentive bonuses and other compensation entitlements, thereby encouraging such persons to continue in the long-term service of Just Energy and aligning the interests of all NEOs with shareholders. As RSGs are exchangeable into Common Shares on a 1:1 basis, deferred vesting encourages NEO performance over the extended vesting period. All RSGs are issued as fully paid based on the simple average closing price of common shares on the TSX for the 10 days preceding the grant date i.e., March 31 of each year.

Retention and Incentive RSGs:

Because of the competitive nature of Just Energy’s business and employee mobility in Just Energy’s business sector, the compensation committee uses RSGs to encourage NEO retention and to incentivize NEO’s. To encourage two of the NEO’s to remain in the employment of Just Energy until March 31, 2018 (the CEO and CFO), the compensation committee and board granted 600,000 fully paid long term retention RSGs on May 20, 2010 (effective March 31, 2010) as described below.

In addition, a total of 346,667 fully paid RSGs were granted to approximately 95 employees (other than the NEOs) in lieu of approximately $2.3 million of cash bonuses for the year ending March 31, 2013 all vesting over three years from the grant date subject to continuing employment on each applicable vesting date.

Long Term Retention – Restricted Share Grants:

To encourage NEOs and other senior executives to remain through to the end of their employment contracts and beyond, long term retention RSGs are available to be granted. Ken Hartwick and Beth Summers were granted 500,000 and 100,000 fully paid RSGs respectively on March 31, 2010 vesting on an incremental basis over five years as to: 5% of each individual respective total RSG entitlement on March 31, 2011 and 2012; 10% of each individual respective total RSG entitlement on March 31, 2013 and 2014 and 70% of each individual respective total RSG entitlement on March 31, 2015 all subject to continuing employment on each vesting date, providing all 70% of the RSGs which vest on March 31, 2015 may not be exchanged for common shares and disposed of until March 31, 2018. All long term retention RSGs have a 10 year term and entitle the holder to monthly dividends (like all RSGs) as if a RSG were a common share.

Employee Benefit Plans:

On October 1, 2004 and effective April 1, 2004, Just Energy established a long-term incentive plan (the “Canadian Plan”) for all permanent full time and part time employees fits subsidiaries (working more than 20 hours per week) of certain of its Canadian subsidiaries. The Canadian Plan consists of two components, a deferred profit sharing plan (“DPSP”) and an employee profit sharing plan (“EPSP”). For participants of the DPSP, Just Energy contributes an amount equal to a maximum of 2% per annum of an employee’s base earnings. For the EPSP, Just Energy contributes an amount up to a maximum of 2% per annum of an employee’s base earnings towards the purchase of shares, on a matching one for one basis. Except for the executive chair, president of NEC and CEO of Momentis, all NEO’s participate in the DPSP and EPSP. See note (10) to the summary compensation table on page 73 of this proxy circular.

On January 1, 2009, Just Energy established a U.S. long-term incentive plan (the “U.S. Plan”) for all permanent full time and part time employees (working in the United States for more than 26 hours per week). The U.S. Plan consists of two components, 401K plan (“401K”) and an employee share purchase plan (“ESPP”). For participants of the 401K, Just Energy contributes an amount equal to a maximum of 3% per annum of an employee’s base earnings on a matching one for one basis. For the ESPP, Just Energy contributes an amount up to a maximum of 4% per annum of an employee’s base earnings towards the purchase of shares, on a matching one for one basis. Employees that wish to participate in both plans are eligible for a maximum matching of up to 5% of an employee’s base earnings.

Residuals and Royalties:

As a significant sales incentive, Just Energy pays independent contractors commissions and loyalty payments and Momentis pays independent representatives bonuses and monthly recurring income (commissions, loyalty payments, bonuses and monthly recurring income are collectively referred to as, “Residuals”) based on the sales of energy and non-energy contracts by independent contractors and/or independent representatives recruited, trained, motivated and supervised by them for several years after such contracts are sold. While not part of the NEO employment agreements, Andy McWilliams, who was a Momentis independent representative from April 10, 2010 to May 31, 2011 and joined Just Energy as President and CEO of Momentis in June 1, 2011, received Residuals for the years ended March 31, 2011 and 2012 and up to June 30, 2012.

On July 1, 2012 Just Energy entered into a new employment contract with the CEO of Momentis and purchased 100% of his future residual entitlements for $5 million payable over 5 years subject to the attainment of Momentis embedded gross margin targets. See page 63 and see note 13 to the Summary Compensation Table on page 72 of this circular.

Effective April 1, 2012 NEC entered into an employment agreement with Mark Silver, the President of NEC and agreed to pay him $4.5 million over a period of 3 years as a royalty buy out bonus as consideration for the advancement of the expiry date for the payment of certain royalties related to the installation and financing of waterheaters and other HVAC products by three months. See page 61.

Risk

The board of Just Energy and its compensation committee consider the implications of the risks associated with its compensation policies and practices. The components of compensation for the NEOs and other senior level employees are structured so as not to encourage or create risks that are reasonably likely to have a material adverse impact on Just Energy’s business. To this end: (i) the targeted performance bonuses for the NEOs which are payable principally in RSGs generally vest over one to three years; (ii) most senior executives have common share ownership requirements, (iii) trading restrictions constrain the ability of most executives to dispose of their common shares for extensive “black-out” periods of time each year, (iv) long term retention RSGs are all designed to align the interests of management with those of shareholders and are not such so as to encourage any NEO to take excessive or inappropriate risks, (v) short term incentive bonuses, while based on formulaic criteria are capped as a % of each NEOs base salary, and (vi) long term bonuses for the NEOs are also capped. Executive management control margins on energy contracts which form the basis for compensation for two NEOs (i.e., the President of each of Momentis and NEC). In addition executive management exercise control over expansion plans with respect to the solar, waterheater, HVAC and Momentis businesses. The above constraints, requirements and limitations are monitored by the board’s risk and governance committees.

Neither the NEOs nor directors purchase financial instruments such as equity swaps, collars or units of exchange funds designed to hedge or offset a decrease in the market value of securities of Just Energy granted as compensation or held directly or indirectly by the NEO or director.

Common Share Ownership:

Except for the executive chair who owns approximately 4% of the outstanding common shares of Just Energy, four of the six NEO’s are required to hold securities of Just Energy (RSGs and common shares) representing a minimum market value by certain specified dates, further aligning their interests with the interests of Just Energy’s shareholders. The following table indicates the total market value of all common shares and RSGs held by the NEOs at March 31, 2013, based on the closing price of the common shares on the TSX on March 28, 2013 of $6.67.

Name of Holder	Common Shares(a)		RSGs(d) (vested and unvested)		Total Value
Rebecca MacDonald	5,846,120	$38,993,620	628,538	$4,192,349	$43,185,969
Ken Hartwick	39,264	$261,891	1,079,261	$7,198,671	$7,460,562
Beth Summers	7,198	$48,011	227,918	$1,520,213	$1,568,224
Andrew McWilliams	58,965	$393,297	16,095	$107,354	$500,651
Mark Silver	294,499	$1,964,308	293,207	$1,955,691	$3,920,000
Darren Pritchett	74,101	$494,254	347,810	$2,319,893	$2,814,147

THE SIX NEOs WHOSE HOLDINGS OF COMMON SHARES AND RSGs ARE DESCRIBED ABOVE OWN A TOTAL OF 8,912,976 SHARES AND RSGS OF JUST ENERGY HAVING A TOTAL VALUE AT MARCH 31, 2013 OF $59,449,553 AND WHICH OWNERSHIP REFLECTS APPROXIMATELY 6.2% OF ALL ISSUED AND OUTSTANDING SHARES OF JUST ENERGY.

Notes:

(a)	Includes common shares held indirectly over which control and direction is exercised.
(b)	Based on the closing price of common shares on the TSX on March 28, 2013 of $6.67.
(c)

Under their employment agreements each of Hartwick, Summers, Silver and McWilliams is required, at the end of each financial quarter of Just Energy to own (after a date specified in each of their employment agreements (the “Specified Date”), a number of shares of Just Energy (including fully paid RSGs whether or not vested) equal to a multiple of NEO’s base salary for the most recently completed financial year preceding such Specified Date. Based on the fair market value of common shares at the end of each quarter of Just Energy, all four such NEOs are compliant. In the event of a sudden and significant decrease as the fair market value of common shares after such Specified Date, the compensation committee will give the NEO a reasonable period of time to comply with the requirement having regard to all of the circumstances. Mr. Hartwick was required to own by March 31, 2013 common shares and RSGs having a value equal to five times his base salary at March 31, 2013 or $4,750,000 of common shares and RSGs and at the end of each financial quarter of Just Energy thereafter. As the above Table indicates Mr. Hartwick was fully compliant at March 31, 2013 and continues to be compliant. Ms. Summers was required to own by March 31, 2013 common shares and RSGs having a value equal to three times her base salary at March 31, 2013 or $1,395,000 and at the end of each quarter of Just Energy thereafter. Ms. Summers was fully compliant at March 31, 2013 and continues to be compliant. Mr. Silver is required to own by March 31, 2013 common shares and RSGs having a value equal to three times his base salary at March 31, 2013 or $1,200,000 and at the end of each financial quarter of Just Energy thereafter. Mr. Silver was fully compliant at March 31, 2013 and continues to be compliant. Mr. McWilliams is required to own by March 31, 2013 common shares and RSGs having a value equal to two times his base salary at March 31, 2013 or $600,000 and at the end of each financial quarter of Just Energy thereafter. Mr. McWilliams was not compliant at March 31, 2013. While Ms. MacDonald has no ownership requirement, as the table indicates she owns a significant number of shares and RSGs. Currently, Mr. Pritchett has no ownership requirement in his employment agreement.

(d)	Includes long term retention RSGs granted May 20, 2010 and RSGs granted May 16, 2013, if any (effective March 31, 2013).

Financial Restatement and Clawback Policy

On February 9, 2012 the board approved a Clawback Policy entitled “Recoupment Upon Restatement or Misstatement of Financial Results” which provides that if, in the opinion of the independent directors of the board, Just Energy’s financial results are restated due in whole or in part to intentional fraud or misconduct by one or more of Just Energy’s executive officers the independent directors have the discretion to use their best efforts to remedy the fraud or misconduct and prevent its recurrence. Just Energy’s independent directors may, based upon the facts and circumstances surrounding the restatement, direct that Just Energy recover all or a portion of any bonus or incentive compensation paid, or cancel all, or part of, the stock-based awards granted, to an executive officer. In addition, the independent directors may also seek to recoup any gains realized with respect to equity-based awards, including stock options granted under Just Energy’s stock option plan, RSGs granted under Just Energy’s 2010 RSG plan, or other incentive payments made or required to be made by Just Energy under any discretionary, non-discretionary, targeted or other compensation plan of Just Energy, regardless of when issued or required to be issued at a future date.

The remedies that may be sought by the independent directors are subject to a number of conditions, including, that: (1) the bonus or incentive compensation to be recouped was based on the achievement of objective financial or other similar criteria or factors as provided for in the executive officer’s employment contract and was calculated based upon the financial results that were restated, (2) the executive officer in question engaged in the intentional misconduct, (3) the bonus or incentive compensation calculated or to be calculated under the restated financial results is less than the amount actually paid or awarded or to be paid or awarded and (4) no remedy, action or proceeding for the recovery of any amount from an executive officer that is provided for in the policy may be commenced after a period of three years from the date such executive’s employment is terminated for whatever reason.

Market Benchmarking and Comparator Groups

Hugessen Consulting were retained by the board of Just Energy on the recommendation of the compensation committee to independently develop appropriate peer group(s) for pay and performance benchmarking and to conduct compensation benchmarking for the CEO and CFO positions. Based on input from various external sources, Just Energy management presented the compensation consultants with the names of the nine companies listed below (an “Industry Specific Peer Group”) for possible inclusion in pay and performance peer groups, as companies considered by management to be: (a) Just Energy’s closest comparables in terms of business operations and (b) Just Energy’s primary competition for investor capital:

Exelon Energy	NRG Energy Inc.
EnerCare Inc.	Parkland Fuel Corporation
National Fuel Gas Co.	PPL Corporation
New Jersey Resources Corp.	Superior Plus Corp.
WGL Holdings Inc.

The compensation consultants developed a separate industry peer group of 15 companies being a general industry group of companies of similar size to Just Energy, to provide additional context. After conducting a compensation analysis on both peer groups including a regression analysis, Hugessen concluded:

•	The industry specific peer group developed by management of Just Energy was appropriate and defensible as comparators but excluded PPL Corporation because of its size;

•	Relative to the Industry Specific Peer Group, Just Energy is generally smaller in size and scope and more profitable;

•

Based on our Just Energy’s estimate of the market the total direct compensation paid to the CEO and CFO for the year ending March 31, 2013, both the CFO and CEO are significantly below the market median for the above comparator peer group;

•

For Just Energy’s CEO, the market range from average to the market median was approximately $5,368,000 to $4,282,000, as compared to actual F2013 total direct compensation for Just Energy’s CEO of $988,000;

•	For Just Energy’s CFO, the average to the median range was approximately $1,906,000 to $1,147,000 as compared to actual F2013 total direct compensation for the CFO of $483,600;

•	Compared to Just Energy, peer group companies provide a substantially higher portion of CEO and CFO compensation in cash;

•

A majority of the peer group companies provide substantial pension/SERP benefits to their CEO and CFO not made available to Just Energy’s CEO or CFO. At the CEO’s current pay level, the cost of implementing a traditional defined benefit SERP would be in the $300,000 to $400,000 range annually.

•	In assessing the overall market competitiveness of CEO/CFO compensation, Just Energy’s lack of a pension plan should be considered as well as corporate and individual performance.

In summary based on a performance analysis conducted against the original industry specific peer group developed by management of Just Energy, management concluded Just Energy to be a low range performer on most measures over the past year.

The industry specific peer group comprises companies that, like Just Energy, are in the business of re-selling energy supply through fixed price gas and electricity contracts to residential and commercial customers in deregulated markets, particularly those competing in the same geographic markets as Just Energy. Given the limited number of publicly traded companies that have a business model similar to Just Energy’s, the peer group also includes similarly sized companies that trade and market natural gas and energy. The industry specific peer group represents Just Energy’s closest competitors on customers, managerial talents, and investors’ capital.

While certain measures are quantifiable and a range of outcomes are considered at the beginning of the year, the committee recognizes these may change during the course of the year and so does not use a formula to evaluate performance on these metrics. Furthermore, the committee does not assign a fixed weighting to each measure used, but rather applies their informed judgment as to the relative importance of these measures at their year end evaluation.

The composition of the industry specific peer group developed by Just Energy management will be reviewed annually by the committee to determine its continued applicability to Just Energy.

NEO Employment Agreements

General:

The employment agreements for each NEO contain terms and conditions dealing with: (i) financial compensation; (ii) termination rights (see “Termination Events or Circumstances”), (iii) payments, benefits and obligations arising on termination (see “Termination Payments and Benefits”), and (iv) other conditions relating to common share ownership, non-competition and non-solicitation (see “Employment Agreements – Other Terms, Conditions and Obligations”). For Just Energy’s year commencing April 1, 2013, based upon the recommendation and approval of the compensation committee and the board, amending employment agreements were entered into with several senior executives of Just Energy (including three of the six NEO’s) for the purpose of adjusting salary levels and the criteria for short term performance bonuses and long term targeted incentive payments based on the recommendation of Just Energy’s compensation committee. See “Amendments to Employment Agreements”.

Rebecca MacDonald – Executive Chair

1.	Employment Agreement

Ms. MacDonald entered into a five year employment agreement with Just Energy effective April 1, 2010 as amended April 1, 2011 and 2012 to serve as executive chair until March 31, 2013. On April 1, 2013 she entered into an amending employment agreement to serve as executive chair until March 31, 2014 at which time she will transition to chair of board at a chair fee to be determined by the directors. Ms. MacDonald’s compensation package for the year ending March 31, 2014 is described below and under the heading “Amendments to Employment Agreements” on pages 66 and 67.

2.	Compensation Components

Pursuant to her employment agreement, as amended and approved by the committee and the board, Ms. MacDonald was entitled at March 31, 2013 to:

(a)

Base Salary: An annual base salary of $650,000 subject to an upward adjustment, if any, based on an annual review by the committee. In the context of the disclosure elsewhere in this circular, the committee concluded Ms. MacDonald’s annual base salary will remain at $650,000 until March 31, 2014.

(b)

Annual Performance Bonus: An annual performance bonus of up to 100% of base salary based on a review by the compensation committee of: (i) criteria and factors considered relevant by the compensation committee including those set forth in her employment agreement (i.e., common share value, board leadership, energy supply, RCE/CCE growth, distributable cash (excluding commissions paid to agents), gross margins, renewals/attrition, balancing and credit issues); (ii) her success in carrying out her duties and responsibilities as set forth in her employment agreement; (iii) her success in carrying out the special functions listed in her position description as executive chair of the board of directors and chair of the executive committee; and (iv) other factors, all as determined by the compensation committee including the formulaic targets developed by Just Energy’s compensation consultants to be used in determining her short term incentive bonus for the year ended March 31, 2013 i.e., (x) 40% adjusted EBITDA; (y) 40% based on key performance targets (net RCEs, waterheater equivalents, added Momentis independent representatives, ethanol production and committed solar projects) and (z) 20% based on a list of other factors. See the table on page 48. Based on the compensation committee’s assessment of the criteria which the compensation committee was directed to take into account and considered relevant (see above) and the formulaic growth criteria described above and in the table on page 49 and other factors disclosed on pages 49 and 50 of this circular, the compensation committee did not award Ms. MacDonald with an annual short term performance bonus.

(c)

Long Term Targeted Incentive Payment: An annual targeted incentive payment based upon the achievement by Just Energy of year over year incremental growth over business plan (as approved by the audit committee) related to the formulaic targeted growth criteria described in the table on page 49 for the year ended March 31, 2013 payable as to 100% in fully paid RSGs with a 10 year term and vesting over a three year period, subject to continued employment on each applicable vesting date. Based on the achievement by Just Energy of annual incremental growth over budget as related to the three factors identified in the table on page 49 as determined from Just Energy’s audited consolidated financial statements and management’s discussion and analysis for the year ended March 31, 2013, Ms. MacDonald would have been entitled to an incentive payment of approximately $1.2 million but based on other factors disclosed elsewhere in this circular, she was not awarded any long term incentive bonus.

(d)	RSGs: Ms. MacDonald received no fully paid RSGs.

Ken Hartwick – President and Chief Executive Officer

1.	Employment Agreement

Mr. Hartwick entered into a five year employment contract as president and CEO effective April 1, 2010 ending March 31, 2015 as amended on each of April 1, 2011, 2012 and 2013. See “Amendments to Employment Agreements”.

2.	Compensation Components

Pursuant to his employment agreement, as amended, approved by the compensation committee and the board, Mr. Hartwick was entitled at March 31, 2013 to:

(a)

Base Salary: An annual base salary of $950,000 subject to an upward adjustment, if any, based on an annual review by the compensation committee. Mr. Hartwick’s annual base salary will remain at $950,000 for the year commencing April 1, 2013 in view of the factors described elsewhere in this circular.

(b)

Annual Performance Bonus: An annual performance bonus of up to 100% of base salary based on a review by the compensation committee of: (i) criteria and factors considered relevant by the compensation committee including those set forth in his employment agreement (i.e., leadership, energy supply, RCE/CCE growth, distributable cash (excluding commissions paid to agents), gross margins, renewals/attrition, balancing and credit issues); (ii) his success in carrying out his duties and responsibilities as set forth in his employment agreement: (iii) his success in carrying out the special functions listed in his position description as president and as CEO; and (iv) other factors, all as determined by the compensation committee including those described in (a) above and the formulaic targets to be used in determining his short term bonus for the year ended March 31, 2013 i.e., (x) 40% adjusted EBITDA; (y) 40% based on key performance targets (net RCEs, waterheater equivalents, added Momentis IRs, ethanol production and committed solar projects) and (z) 20% based on a list of other factors. See the table on page 48. Based on the compensation committee’s assessment of the above-noted criteria which the compensation committee was directed to take into account and considered relevant (see above), the formulaic growth factors in Table One on page 49 and the factors disclosed on pages 49 and 50 of this circular, the compensation committee did not award Mr. Hartwick with an annual performance bonus.

(c)

Long Term Targeted Incentive Payment: An annual targeted incentive payment based upon the achievement by Just Energy of year over year incremental growth over business plan (as approved by the audit committee) related to the growth criteria described in the table on page 49 for the year ended March 31, 2013 payable as to 100% in fully paid RSGs with a 10 year term vesting over a three year period, subject to continued employment on each applicable vesting date. Based on the achievement by Just Energy of annual incremental growth over budget as related to the three factors identified in Table Two on page 49 as determined from Just Energy’s audited consolidated financial statements for the year ended March 31, 2013, Mr. Hartwick was entitled to an incentive bonus of approximately $1.2 million but, based on the factors disclosed on pages 49 and 50 of this circular he was not awarded any long term incentive bonus.

(d)

RSGs: Mr. Hartwick received no fully paid RSGs for the year ending March 31, 2013. Of the 500,000 LTR RSGs awarded Mr. Hartwick by the compensation committee on March 31, 2010, 50,000 thereof vested on March 31, 2013 with a value of $333,500 based on the March 28, 2013 TSX closing price of $6.67 per common share on that date. See also “Compensation of the Directors and Officers of Just Energy – New Employment Agreements”.

Beth Summers – Chief Financial Officer

1.	Employment Agreement and Amendments

Ms. Summers’ employment agreement as CFO of Just Energy was entered into on February 16, 2009 for a period of five years and one and one half months expiring on March 31, 2014 and was amended on July 1, 2009 to reflect the Universal acquisition. Ms. Summers entered into a new five year employment contract as CFO effective April 1, 2010 ending March 31, 2015 as amended on each of April 1, 2011, 2012 and 2013. See “Amendments to Employment Agreements”.

2.	Compensation Components

Pursuant to her employment agreement, (as amended), as approved by the compensation committee and the board, Ms. Summers was entitled at March 31, 2013 to:

(a)

Base Salary: An annual base salary of $465,000 subject to an upward adjustment, if any, based on an annual review by the compensation committee. Ms. Summers’ annual base salary will remain at $465,000 for the year commencing April 1, 2013 in view of the factors described elsewhere in this circular.

(b)

Annual Performance Bonus: An annual performance bonus of up to 100% of base salary, based on a review by the committee of: (i) criteria and factors considered relevant by the compensation committee including those set forth in her employment agreement and agreed upon between Ms. Summers and the president and chief executive officer and as described in (a) above; (ii) her success in carrying out her duties and responsibilities as set forth in her employment agreement and as described in (a) above; (iii) her success in carrying out the special functions listed in her position description as CFO, (iv) other relevant criteria all as determined by the compensation committee including the formulaic targets used in determining her short term bonus for the year ended March 31, 2013 i.e., (x) 40% adjusted EBITDA; (y) 40% based on key performance targets (net RCEs, waterheater equivalents, added Momentis IRs, ethanol production and committed solar projects) and (z) 20% based on a list of other factors. See the table on page 49. Based on other factors disclosed elsewhere in this circular the compensation committee did not award Ms. Summers with an annual performance bonus at the completion of Just Energy’s year ended March 31, 2013.

(c)

Long Term Targeted Incentive Payment: An annual targeted payment based upon the achievement by Just Energy of year over year incremental growth over business plan (as approved by the audit committee) related to the growth targets described in the table on page 49 for the year ended March 31, 2013 payable as to 100% in fully paid RSGs with a 10 year term vesting over a three year period, subject to continued employment on each applicable vesting date. Based on the achievement by Just Energy of annual incremental growth over budget for the three criteria identified in the table on page 49 as determined from Just Energy’s audited consolidated financial statements for the year ended March 31, 2013 Ms. Summers was entitled to an annual targeted non-discretionary incentive payment of $480,000 but based on the factors disclosed elsewhere in this circular, Ms. Summers was not awarded any long term incentive bonus for the year ended March 31, 2013.

(d)

RSGs: Ms. Summers received no fully paid RSGs for the year ending March 31, 2013. Of the 100,000 LTR RSGs awarded Ms. Summers by the compensation committee on March 31, 2010, 10,000 thereof vested on March 31, 2013 having a value of $66,700 based on the March 28, 2013 TSX closing price per common share on that date of $6.67.

Mark Silver – President National Energy Corporation (cob as National Home Services)

1.	Royalty Agreement

Mark Silver (“Silver”) is the President of National Energy Corporation (“NEC”) – carrying on business as National Home Services – which was a wholly owned subsidiary of Universal Energy Group Ltd. (“Universal”) when Universal was acquired by Just Energy in July 2009. NEC is now a wholly owned subsidiary of Just Energy. At the time of the acquisition Silver, through Shalcor Management Inc. (“Shalcor”), his 100% owned consulting company, and NEC entered into a royalty agreement with Just Energy dated July 1, 2009 as amended and restated on April 1, 2011 (the “Agreement”) as a means of compensating Silver for his services to NEC on a pay for performance basis. Under the agreements for the year ending March 31, 2012, Silver received no base salary and did not participate in the short and long term bonus plans available to the executive chair, CEO and CFO of Just Energy.

In lieu thereof, for the year ended March 31, 2012 Shalcor was entitled to 15% of the revenue from NEC customer waterheater and HVAC rental agreements entered into during the three-year term of the Agreement for years five through fifteen years of each contract subject to certain adjustments for general and administrative expenses and capital expenses (the “Royalty Fee”). The first four years of revenue from each contract was solely for NEC and reflected the recovery of the return of the cost of capital for the water heaters and HVAC units. As NEC received funds from Home Trust Company (“HTC”) under its non recourse financing arrangement, Silver received approximately 15% of 1/5th of the advance received from HTC in the form of RSGs which vested one year following the grant date. In addition, Shalcor was entitled to receive a cash payment equal to 10% of 2/7ths of a seven year purchase by HTC and 10% of 1/2 of a 10 year purchase by HTC. This reflected the portion of funding received in excess of that necessary to recover the cost of capital for waterheaters and HVAC units, since HTC was financing five, seven and ten years of revenues. These amounts will be deducted from the amount to be paid to him commencing in year five. Based on projected total financing from HTC of $140 million over the term of the Agreement, Shalcor received 302,191 RSGs over the term of the Agreements. For the years ended March 31, 2012 and 2013 Silver received under the above described Royalty Agreement: (a) $2,659,872 in cash and RSGs having a grant date value of $1,410,168 for a total compensation package of $4,070,040 for the YE March 31, 2012, and (b) $969,557 in cash and 32,006 RSGs having a grant date value of $400,451 for a total royalty payment of $1,370,008 for the YE March 31, 2013.

2.	Employment Agreement

Effective April 1, 2012 Silver, as President of NEC and Shalcor entered into an employment agreement with NEC (a wholly owned subsidiary of Just Energy) to replace the Original Agreement referenced above (except as described below), for a period of two years ending March 31, 2014. Under Silver’s new employment agreement, Silver has responsibilities to each of: (a) Just Energy (to assist in the development of Just Energy’s consumer products division) and (b) NEC, (to grow the waterheater and HVAC businesses in Ontario and especially to develop models for growth in jurisdictions beyond Ontario) in Canada and into the United States.

3.	Compensation Components

Pursuant to his employment agreement as approved by the compensation committee and the board on November 7, 2012, Silver was entitled effective April 1, 2012 to:

(a)	Base Salary: A base salary of $400,000 which will remain at $400,000 for the year ended March 31, 2014.

(b)

An Annual Discretionary Performance Bonus: An annual discretionary performance bonus, if any, with respect to his duties in 2(a) above payable by Just Energy in an amount determined by the CEO of Just Energy and approved by the compensation committee payable as to 50% in cash and 50% in RSGs vesting over 3 years from the grant date as to 1/3 on March 31, 2014, 2015 and 2016 determined in the usual manner subject to continuing employment on each vesting date and compliance with the non compete and other work related covenants in his employment agreement. For the reasons and factors disclosed elsewhere in this circular, Silver was not awarded an annual performance bonus for the year ended March 31, 2013.

(c)	NEC Unit Based Performance Bonus:

(i)	Prior to April 1, 2014:

A unit based performance bonus for each of the years ended March 31, 2013 and 2014 based on annual installed waterheaters and HVAC units: (X) in Ontario, and (Y) outside Ontario, based on the achievement of installation targets per the NEC budget as approved by the Just Energy audit committee which, at below 75% of budget is $0 per unit increasing to:

(A)	$20 per unit (Ontario) and $30 per unit (outside Ontario) at 75%-85% of budget;

(B)	$30 per unit (Ontario) and $35 per unit (outside Ontario) at 85%-95% of budget; and

(C)	$35 per unit (Ontario) and $40 per unit (outside Ontario) at 95% of budget and above.

payable 70% cash, 30% RSGS vesting and subject to the conditions as in 3(b) above. To the extent that the NEC unit based compensation in this section 3(c) exceeds $4 million annually, the excess is payable as above at the end of the following year providing any excess amount at March 31, 2014 must be paid by June 30, 2014 subject to the conditions as in 3(b) above.

Based upon the above criteria, Silver was awarded a unit performance bonus of $1,247,767 for the year ended March 31, 2013, $873,437 payable in cash and $374,330 payable by the issue of 55,048 RSGs at $6.80 per RSG which were granted on May 16, 2013 effective March 31, 2013 (the “Grant Date”) vesting as to 1/3 thereof on the first three anniversaries of the Grant Date (each a “Vesting Date”) providing on each Vesting Date: (a) prior to April 1, 2014 Silver continues to be a senior officer of Just Energy and is not in breach of several work related covenants and (b) after March 31, 2014, Silver is not in breach of several covenants contained in his employment agreement.

(ii)	After March 31, 2014 to June 30, 2014:

A performance bonus of $30 per unit installed as a “transition payment” payable 70% cash and 30% in RSGs, vesting and subject to the conditions as in 3(c) above.

4.	Royalty Buy – Out Bonus

To a royalty buy out bonus as consideration for the advancement of the expiry date of the royalties payable under the Agreement (referenced in 1 above, from June 30, 2012 to March 31, 2012 in an amount of $4.5 million payable in cash as to $1.5 million on each of October 1, 2012, April 1, 2013 and April 1, 2014 subject to compliance on each such date with the non competition/non solicit and other work related covenants on each payment date. Mr. Silver received $1.5 million on each of October 1, 2012 and on April 1, 2013.

5.	Continuing Royalties

To the payment of continuing royalties to Silver for waterheater and HVAC units installed up to March 31, 2012 under the Original Agreement, as to 100% in cash.

Richard Andrew McWilliams – CEO – Momentis

1.	Employment Agreement

Mr. McWilliams’ most recent employment agreement as CEO Network Marketing – Momentis, was entered into effective July 1, 2012 with Just Energy (U.S.) Corp., a subsidiary of Just Energy for an indefinite period replacing his employment agreement dated June 1, 2011. Prior to that time, commencing April 17, 2010, he was associated with Momentis as an independent representative.

2.	Compensation Components

Pursuant to his employment agreement, as approved by the committee and the board, Mr. McWilliams was entitled at March 31, 2013 to:

(a)

Base Salary: Effective July 1, 2012 a base salary of U.S. $300,000 subject to an upward adjustment, if any, based on an annual review by the compensation committee. Mr. McWilliams base salary will remain at $300,000 for the year ending March 31, 2013.

(b)

Annual Short Term Targeted Performance Bonus: An annual short term targeted performance bonus equal to U.S. $15 for each independent representative (“IR”) enrolled by Momentis in each quarter payable at the end of such quarter generating on a cumulative basis a minimum of two customers meeting the Momentis’ duration requirements payable in cash with a right to elect to take all or part thereof in RSGs which vest immediately up to an annual targeted growth of 90,000 IRs (up to $1,350,000) for the year ended March 31, 2013 with a right to go beyond the cap by up to $500,000 for exceptional financial performance with the approval of the compensation committee.

For the year ended March 31, 2013, McWilliams enrolled 29,969 IRs meeting the above referenced criteria entitling him to $449,535 of which $197,265 was taken in cash and $252,270 in 22,187 RSGs at various prices vesting immediately.

(c)

Annual Embedded Gross Margin: An annual embedded gross margin bonus based on the achievement by the Momentis division of Just Energy of incremental levels of growth for the year ending March 31, 2013 equal to a bonus of $250,000 for the first and each subsequent $10 million of embedded margin growth up to a maximum bonus of $1.5 million payable as to 50% in cash (the “Cash Amount”) and 50% in RSGs with a 10 year term vesting over a three year period subject to continued employment on each applicable vesting date. As the embedded margin target was not met, no annual embedded gross margin bonus is payable.

(d)	RSGs: Mr. McWilliams received 22,187 fully paid RSGs as part of his annual short term and embedded margin bonus all of which RSGs vested immediately.

(e)

Purchase of IR Entitlement: Prior to joining Just Energy as President of Momentis on June 1, 2011, Mr. McWilliams was associated with Just Energy as a Momentis independent representative from April 17, 2010 to May 31, 2011, earning Residuals on the sale of energy and non-energy contracts to customers secured by himself and by independent representatives whom he recruited, trained, motivated and supervised. As indicated in note 12 to the Summary Compensation Table on page 72. Mr. McWilliams received $217,573 related to Residuals during the year ended March 31, 2011, $1,871,302 related to Residuals during the year ended March 31, 2012 and $1,871,302 for Residuals for the three month period ending June 30, 2013. As consideration for the termination of all residuals after July 1, 2012, Just Energy agreed to make the following payments to McWilliams:

PURCHASE OF McWILLIAMS IR POSITION

For Year Ending March 31	Cash		RSGs – # to be determined at March 31 in each year(4)
2013	$750,000	(1)	—
2014	$250,000	(1)	$1,000,000	(2)(3)(4)
2015	—		$1,000,000	(2)(3)(4)
2016	—		$1,000,000	(2)(3)(4)
2017	—		$1,000,000	(2)(3)(4)

Notes:

(1)	Paid in cash quarterly in the amount of $250,000 beginning July 1, 2012 less the usual statutory withholding deductions. The last $250,000 quarterly amount was paid on April 1, 2013.
(2)

Except for the cash payments made for the year ended March 31, 2013 ($750,000) and the cash payment made April 1, 2013 ($250,000), no payment is to be made and no RSG’s will be issued to Employee for each of the years ending March 31, 2014 to 2017 unless the Momentis Business achieves 80% of the Momentis Embedded Gross Margin target for each year as per the business plan as determined by the CEO of Just Energy and approved by the audit committee.

(3)

No payments will be made and no RSGs will be issued if McWilliams is not continuously employed as CEO of the Momentis Business throughout each year and at the end of each applicable year i.e., at and to March 31.

(4)

Providing the conditions in (2) and (3) are met, at the end of each year (i.e., March 31) – each a Grant Date – 2014 to 2017, McWilliams shall be entitled to elect to receive the greater of: (a) 90,000 RSGs and (b) $1 million of RSGs at the simple average closing price of shares on the TSX for the 10 trading days preceding March 31, for each such year, all of which RSGs will vest immediately on the Grant Date, subject to the terms of the Agreement.

(5)

Just Energy shall not be liable or responsible to pay McWilliams for any residuals or other commissions or payments, (whether owing, accrued or accruing due, after June 30, 2012, at which time the McWilliams IR Agreement was terminated. Any payments made by Just Energy to McWilliams under the McWilliams IR Agreement after June 30, 2012 were repaid by McWilliams to Just Energy or may, at the option of Just Energy, be offset against moneys owing to McWilliams under sections 4(a), (b), (c) or (i) of the Agreement.

Darren Pritchett – Executive Vice President – Consumer Sales

1.	Employment Agreement and Amendments

Mr. Pritchett’s most recent employment agreement as Executive Vice President – Consumer Sales of Just Energy was entered into on October 1, 2011 and was amended April 1, 2012 for a three year term ending March 31, 2015.

2.	Compensation Components

Pursuant to his employment agreement, as amended and approved by the Committee and the Board, Mr. Pritchett was entitled at March 31, 2013 to:

(a)

Base Salary: A base salary of $400,000 subject to an upward adjustment, if any, on an annual review by the Compensation Committee. Mr. Pritchett’s base salary was increased to $500,000 for the year ending March 31, 2014 in the context of his performance for the year ended March 31, 2013 and the total potential compensation receivable by Mr. Pritchett for the financial year ended March 31, 2014 under (b) and (c) below.

(b)

RCE Bonus: An annual targeted non-discretionary RCE bonus equal to the sum of (a) $3.50 multiplied by the annual growth in the number of confirmed new RCEs for the year ended March 31, 2013 and (b) $2.00 multiplied by the number of confirmed renewed RCE’s for the year ended March 31, 2013. As a result, a bonus of $1,730,431 is payable as follows:

25% thereof (the “DP RSG Amount”) in 63,618 RSGs (the “DP RSGs”) which shall be granted to Employee effective March 31st (a “Grant Date”) and (ii) 75% thereof or $1,297,823 in cash on the basis 18.75% of the Budgeted RCE Bonus Amount was paid to Employee on the last business day of each of the first three quarters of the year ending March 31, 2013 (each an “Advanced RCE Bonus Amount”) and (y) within 10 days following the determination of the RCE Bonus Amount for the above referenced period ending March 31, 2013.

(c)

RCE – RSG Performance Bonus: An annual performance bonus for the year ended March 31, 2013, payable in RSGs based on annual RCE growth. Based on the Schedule below, the Compensation Committee granted Mr. Pritchett an annual performance bonus of 50,000 fully paid RSGs effective March 31, 2013 having a value at March 31, 2013 of $333,500 based on the closing TSX market price for JE’s common shares at that date.

COLUMN A	COLUMN B
# of RCE’s: FYE March 31, 2013, 2014 and 2015	# of RSGs to be granted(1)
385,000	10,000
405,000	22,500
425,000	35,000
445,000	42,500
465,000	50,000
485,000	62,500
510,000	75,000
530,000	87,500
550,000	100,000

Note:

(1)

All RSGs shall have a term of 10 years and vest only on March 31, 2015 if Employee continues on such date to be an officer of Employer pursuant to the terms of the Agreement. Any vested RCE-RSGs and/or Shares issued on the exchange of any RCE – RSGs may be sold, transferred or otherwise disposed of after March 31, 2015, as to 1/3 thereof on March 31, 2016, 2017 and 2018. RCE – RSGs shall not be granted with respect to RSGs Between each of the above levels.

(d)	RSGs: Mr. Pritchett received a total of 113,618 fully paid RSGs as part of his annual long term targeted bonus.

User Friendly Shareholder Financial Criteria

In determining short and long term incentive bonuses for several of Just Energy’s NEOs for the year ending March 31, 2013, Just Energy uses financial measures such as adjusted EBITDA, base EBITDA per share and embedded gross margins (and for the year ending March 31, 2014 will also use Funds from Operations) each of which for Just Energy’s business and financial model best reflect and indicate the creation of shareholder value, annual financial performance and the ability of Just Energy to sustain its dividend level. Other commonly used financial measures such as earnings per share and net income are not meaningful or helpful to measure Just Energy’s performance as it is required, under IFRS accounting, to mark its commodity book to market which can result in large year to year fluctuations in income, EBITDA and earnings per share. The non GAAP financial measures are defined below.

Base EBITDA: EBITDA is adjusted to exclude the mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold at future fixed prices.

Adjusted EBITDA per share: Base EBITDA is adjusted to deduct selling and marketing costs sufficient to maintain the existing level of gross margin and deducting maintenance capital expenditures necessary to sustain existing operations using the average number of shares outstanding during the applicable year as calculated in Just Energy’s MD&A. This adjustment results in the exclusion of the marketing of Just Energy carried out and the capital expenditures that it had made to expand to its future productive capacity.

Embedded Gross Margin: is a rolling five-year measure of management’s estimate of future contracted energy gross margin as well as the margin associated with the remaining life of National Home Services’ customer contracts. The energy marketing embedded margin is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals as calculated in Just Energy’s MD&A.

Funds from Operations: refers to the net cash available for distribution through dividends to shareholders. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other items. The gross margin used includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received.

Amendments to Employment Agreements and Amended Short and Long Term Incentive Targets for the year ended March 31, 2014.

Based on the recommendations of the compensation committee and to reflect changes to the principal growth factors for the year ending March 31, 2014, on May 16, 2013, the board of Just Energy approved: (a) minor amendments to the formulaic criteria for the “short term incentive bonus” for each of the CEO (75% to 150% of base salary) and the executive chair and CFO (50% to 100% of base salary) from those described in the chart on page 48 to those set forth in Table A below and (b) amendments to the growth criteria and targets for the long term incentive bonus for each of the executive chair, the CEO and CFO based upon incremental growth over business plan targets as approved by the audit committee, in each case, for the year ended March 31, 2014 described in the chart on page 49 to those set forth in Table B below;

TABLE A

Short term incentive bonus criteria to be used to calculate the short term incentive bonus for the YE March 31, 2014 as follows:

Criteria (a) (b)	Notes:
A. Key Performance Metrics – 40% (i) Net RCE adds (ii) Waterheater and HVAC Equivalent adds (iii) Additional Added Qualified Momentis IRs (iv) Committed Solar Projects	(a) The STI bonus is to be based on the achievement of specific targets contained in the YE March 31, 2014 budget which has been approved by the audit committee and the compensation committee and which targets are set forth in schedules to the amended employment agreements for each of the executive chair, CEO and CFO for the one year commencing April 1, 2013. The amount of STI bonus may be based on some targets but not all and will be based on the compensation committee’s judgment as to what is just and equitable having regard to all the circumstances in the context of a customer compliance ratio of under 2% across all of Just Energy’s markets. The total STI bonus opportunity for each of the executive chair and CFO is 50% – 100% of base salary and for the CEO is 75% –150% of base salary.

B. Funds from Operations (b)	(b) To be based on the compensation committees assessment of the achievement of the target set forth identified in each of the NEO’s amended employment agreements for the year commencing April 1, 2014.

C. Other factors – 20% (c)	(c) Including commitment, leadership, duties and responsibilities, acquisitions, financing, bank facility and relationships, marketing, product diversification, new products, organic growth and succession planning

TABLE B

Long term incentive bonus criteria to be used to calculate the long term incentive bonus for the YE March 31, 2014 as follows:

Long Term Incentive Bonus Criteria(1)	Weighting %(1)
Funds from Operations(4)(5)	40%
Embedded Gross Margin(3)(5)	60%

Notes:

(1)

Annual Growth Performance Targets. The annual growth performance targets for each of the above two growth criteria will be derived from the budget approved by the audit committee for the YE March 31, 2014 and are included in amending employment agreements for each of Ken Hartwick, Rebecca MacDonald and Beth Summers for the year commencing April 1, 2013. Each criteria is allocated the weight as indicated in determining the long term incentive bonus. The maximum potential total long term incentive bonus payment entitlement for any one year will escalate based on the % achievement of the annual growth performance targets for any one year for Rebecca MacDonald (YE March 31, 2014 only) and Ken Hartwick at $2 million based on achievement of the annual growth performance target at 100%, escalating to $2.5 million at 103%; to $3 million; at 106% to $3.5 million at 109%; and to $4 million at 112% and beyond and if below, at $.5 million and $1 million based on the achievement of an annual growth performance target of 90% and 95% respectively, and for Beth Summers at 2/5ths of Ken Hartwick’s bonus entitlement.

(2)

Calculation of Incentive Bonus. Each of the above three criteria is allocated the weight indicated in determining the total long term incentive bonus payment payable as to 100% in RSGs at the end of each year, having a 10 year term and vesting over three years subject to continued employment on each applicable vesting date.

(3)

Embedded Gross Margins means a rolling five-year measure of management’s estimate of future contracted energy gross margin as well as the margin associated with the average remaining life of National Home Services’ customer contracts as well as the future margin for non energy products sold by Momentis and projects installed by Hudson solar. The energy marketing embedded margin is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals as calculated in Just Energy’s MD&A. It is assumed that expiring contracts will be renewed at target margin and renewal rates. Value based on US/Cdn $ at par.

(4)

Funds from Operations. Refers to the net cash available for distribution through dividends to shareholders. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other items, The gross margin used includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received.

(5)

Other Factors. The achievement of the above annual growth performance targets will be assessed by the compensation committee in the context of the earnings per share and common share price performance of Just Energy relative to the TSX index in order to achieve what the committee believes is just and equitable. Total shareholder return on both an absolute and relative basis will be examined.

(6)	Calculations. Embedded gross margin and Funds from Operations will be calculated as per Just Energy’s management discussion and analysis.

No amendments were made to the employment contracts for Andy McWilliams, Darren Pritchett and Mark Silver.

TERMINATION, CHANGE OF CONTROL AND OTHER BENEFITS

1.	Termination Events or Circumstances

While the payment and other benefits resulting from a termination vary based on the terms of each NEO’s employment agreement, the obligations and rights, whether exercisable by an NEO or by Just Energy, are generally the same, except as disclosed under the heading “Termination Benefits” in section 2 below and except for Mark Silver whose termination, change of control and other benefits are dealt with separately on page 71.

Except as disclosed below, the termination provisions in five of the NEO’s employment agreements provide that the employment relationship will end in the following events or circumstances:

(a)	Voluntary Resignation. Exercisable by the NEO on 60 days prior written notice to Just Energy;

(b)

Constructive Dismissal or Dismissal without Cause. Exercisable by the NEO on notice to Just Energy within 60 days of the happening of a constructive dismissal event or circumstance (15 days for Pritchett and McWilliams), which includes: (i) constructive dismissal; (ii) the breach by Just Energy of its obligations under the employment agreement in any material respect; or (iii) the bankruptcy or insolvency of Just Energy;

(c)	Cause. Exercisable forthwith upon notice to the NEO by Just Energy in the event of cause as interpreted by applicable law;

(d)

Disability. Exercisable by the board of directors of Just Energy on notice to the NEO in the event of the inability of the NEO to perform the essential functions of employee’s duties with reasonable accommodation;

(e)

On Completion of Term. Exercisable by the NEOs (other than Pritchett and McWilliams), if 30 days prior to the expiry of the term of the employment agreement, Just Energy has not made an offer of employment in the form of an extension employment agreement containing terms and conditions no less favourable to NEO from a commercial standpoint as the terms and conditions of the NEO’s then current employment agreement;

(f)

Change of Control. Except for Pritchett (see below), exercisable by the NEO on written notice to Just Energy within 60 days after the expiry of a period of 120 days after the occurrence of the change of control event which is deemed to have occurred under each employment agreement if: (a) any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, or any syndicate or group acting or presumed to be acting jointly or in concert, offers to acquire or acquires, directly or indirectly, common shares representing 50% or more of the outstanding common shares; (b) assets of Just Energy representing 50% or more of the net book value of Just Energy, determined as of the date of the audited financial statements of Just Energy then most recently published, are sold, liquidated or distributed; or (c) shareholders approve, or Just Energy consummates, any reorganization, amalgamation, arrangement, merger, business combination, consolidation, issuance of securities, sale of assets, liquidation, dissolution or winding-up, or any combination thereof (a “transaction”), and, as a result thereof, persons who are shareholders immediately prior to such transaction would not, immediately thereafter, directly or indirectly, own securities representing de facto control of the reorganized, amalgamated, continuing, merged, surviving or consolidated entity. On a change of control, Pritchett is obligated to continue the performance of his duties until the end of the term of his agreement viz., March 31, 2015.

2.	Termination Payments and Benefits

The termination benefits, entitlements and obligations of each NEO and/or Just Energy with respect to the termination events or circumstances described in section 1 above are as set forth below:

(a)	Voluntary Resignation: Each NEO is entitled:

(i)	to be paid by Just Energy NEO’s pro-rated salary, accrued and unpaid vacation pay and approved and unpaid expenses to NEO’s departure date; and

(ii)

to exercise or exchange, within 90 days of the NEO’s departure date, NEO’s vested RSGs, if any, pursuant to the NEO’s RSG agreements and the RSG Plan, as applicable except that all of Pritchett’s RCE-RSGs whether or not vested, shall be cancelled.

(b)	Constructive Dismissal: Each NEO is entitled:

(i)	to be paid by Just Energy an amount equal to the amounts described in 2(a)(i) above and to the rights in 2(a)(ii) above;

(ii)

to be paid by Just Energy an amount equal to one year’s base salary, except in the case of McWilliams, who is entitled to be paid by Just Energy an amount equal to two years base salary and Pritchett who is entitled to be paid by Just Energy an amount equal to two and one half times his base salary;

(iii)

at Just Energy’s financial year end following the constructive dismissal event (except for McWilliams), to be paid by Just Energy an amount in cash equal to NEO’s annual targeted bonus based on specific growth criteria in the NEO’s employment agreement, which amount is pro rated to the end of the financial quarter of Just Energy immediately preceding the constructive dismissal event for the fiscal year of Just Energy during which the constructive dismissal event occurred;

(iv)	to the accelerated and immediate vesting of all unvested RSGs and the right within 90 days of the departure date to exercise and/or exchange all vested RSGs; and

(v)	the term of the NEO’s non-competition obligation is reduced from three years to one year from the departure date (two years for Darren Pritchett).

(c)	Cause. Each NEO:

(i)	is entitled to be paid by Just Energy the amounts in 2(a)(i) and to the rights in 2(a)(ii) above; and

(ii)	is not entitled to exchange or exercise any unvested RSGs.

(d)	Disability. Each NEO is entitled:

(i)	to be paid by Just Energy the amounts in 2(a)(i) above and to the rights in 2(a)(ii) above;

(ii)

to continue as an employee after the departure date for the purpose solely of qualifying for long term disability, insurance or other similar benefits and a continuation of such benefits for one year from the departure date; and

(iii)

to the continued vesting of all unvested RSGs notwithstanding NEO will not be an employee on each applicable vesting date and to exchange all RSGs for common shares on a 1:1 basis prior to the expiry of the term thereof provided all RCE RSGs granted to Pritchett prior to the disability date shall only vest at March 31, 2015 (end of term) and all RCE RSGs or Shares (if any), issued on the exchange thereof may only be sold, transferred or otherwise disposed of on each of March 31, 2016, 2017 and 2018.

(e)

Completion of Term. In the event a comparable offer of employment: (i) is made to an NEO who is the executive chair, CEO or CFO and the NEO does not accept it at least 30 days prior to the expiry of the term of the then current employment agreement, then the NEO’s employment will terminate and NEO will be entitled to be paid by Just Energy the amounts in 2(a)(i) above and to the rights in 2(a)(ii) above; or (ii) is not made to NEO, in which event, (x) NEO will be entitled to be paid by Just Energy the amounts in 2(a)(i) and to the rights in 2(a)(ii) above and all unvested RSGs will continue to vest on the applicable vesting dates and be exercisable and exchangeable into common shares prior to their termination date notwithstanding NEO is no longer an employee of Just Energy, and (y) each of the executive chair, president and chief executive officer and the chief financial officer shall be entitled to be paid by Just Energy, in cash: (A) a minimum of 50% of such NEO’s discretionary performance bonus opportunity and (B) one years base salary and (z) the non-compete covenant is reduced to one year. As the employment for the president of Momentis is for an indefinite period, this provision is not available to him. Pritchett’s employment terminates on March 31, 2015 at which time he receives no payment but all of his RSGs to the extent not vested, shall continue to vest in accordance with their terms regardless that he will not on an applicable vesting date continue to be an employee of Just Energy or an affiliate.

(f)	Change Control. Each NEO is entitled:

(i)

to the automatic vesting of all unvested RSGs (other than, to the extent unvested, the 600,000 long term retention RSGs granted to Hartwick (500,000) and Ms. Summers (100,000)) and except as regards Pritchett whose RSGs will continue to vest as in 2(d)(iii) above; and

(ii)

providing NEO continues employment for 120 days after the change of control event, to terminate the employment agreement and, if such option is exercised, to the rights in 2(a)(i) above and (except for McWilliams), at Just Energy’s financial year end following the change of control event, to be paid by Just Energy an amount in cash equal to NEO’s annual targeted non-discretionary bonus based on the specific growth criteria in NEO’s employment agreement, which amount is pro rated to the end of the financial quarter of Just Energy immediately preceding the change of control event for the fiscal year of Just Energy during which the change of control event occurred above. On a change of control, Pritchett is required to continue working till end of term (March 31, 2015) without any additional compensation at end of term.

3.	Employment Agreements – Other Terms, Conditions and Obligations

The employment agreements for each of the NEOs contain other terms, conditions and obligations which relate to the financial compensation and the benefits/obligations arising on a termination of the employment relationship as follows:

(a)

Common Share Ownership. To align the interests of each NEO with those of shareholders, each NEO (other than the executive chair who has significant shareholdings in Just Energy) and the EVP Consumer Sales is required to own securities of Just Energy (RSGs and common shares), by specified dates having a market value equal to a multiple of the NEO’s base salary.

(b)

Non-Competition Covenant. During the course of the employment and for a period of three years after the termination of the employment relationship, each NEO is prohibited from competing directly or indirectly with Just Energy except that the three year non-compete period is abridged from three to one or two years in certain circumstances including constructive dismissal and termination at the end of the term.

(c)

Non-Solicitation Covenant. During the course of the employment and for a period of three years after the termination of the employment relationship (howsoever caused), NEO may not solicit, contact or approach any supplier, customer or employee of Just Energy for the purpose of soliciting business which is competitive to Just Energy’s business.

4.	Termination Benefits

Pursuant to the employment agreements between Just Energy and each NEO, Just Energy is required to make certain payments upon the termination of their employment (whether related to voluntary resignation, constructive dismissal, cause, disability, change of control and, except for the EVP Consumers Sales, on completion of term). An estimate of the amount of the payments required to be made by Just Energy on constructive dismissal or on a change of control assuming the triggering event giving rise to such payments occurred on March 31, 2013 is set out in the table below. The payments required to be made by Just Energy to the NEOs on resignation, termination for cause, disability and on completion of term (assuming a comparable offer of employment is extended to the NEO), are not considered by Just Energy to be material and are described above under “Termination Payments and Benefits” and below under “Termination Payments and Benefits – Mark Silver”.

Name of NEOs at March 31, 2013	Constructive Dismissal(1)	Change of Control(1)
Rebecca MacDonald	$1,850,000	$1,200,000
Ken Hartwick	$2,150,000	$1,200,000
Beth Summers	$945,000	$480,000
Andrew McWilliams	$600,000	NIL
Mark Silver	See note (2) below	NIL
Darren Pritchett	$1,676,642	NIL

Notes:

(1)

Amounts exclude the benefits based on the accelerated vesting of all unvested RSGs (including all unvested long term retention RSGs in the case of constructive dismissal) but would not involve the payment of any additional monies by Just Energy. See section 2(d)(iii) regarding the vesting of Pritchett’s RSGs.

(2)	On a constructive dismissal Silver is entitled to be paid any amounts owing to him pursuant to his unit based compensation bonus, and if not previously paid, $1,500,000 owing to him on April 1, 2014.

1.	Termination Payments and Benefits – Mark Silver

(a)	Voluntary Termination. Mr. Silver is entitled to exchange any vested RSGs.

(b)	Constructive Dismissal/Dismissal Without Cause. Mr. Silver is entitled;

(i)	to a payment referred to in note (2) in the above table in April 1, 2014; and

(ii)	to exchange Mr. Silver’s vested and unvested RSGs, if any.

(c)	Cause. Mr. Silver is entitled to exchange, within 90 days of his departure date, his vested RSGs, if any.

Summary Compensation Table – NEOs

The following table sets forth all compensation received by an NEO from Just Energy and/or its affiliates for the periods indicated.

					Annual incentive plan awards
					Discretionary performance Bonuses		Performance based targeted bonuses
Name and principal position	Year ended March 31	Base Salary $	Share- based awards(4) $		Cash $	Equity based awards ($)(5)	Cash $	Equity based awards ($)(5)		Pension value(6) $	All other compensation (7)(8)(9)(10) $		Total Compensation $
Rebecca	2013	650,000	NIL		NIL	NIL	NIL	NIL		NIL	NIL		650,000
MacDonald,	2012	650,000	NIL		650,000	NIL	NIL	1,700,000		NIL	NIL		3,000,000
Executive Chair(1)(2)(3)	2011	600,000	NIL		300,000	300,000	NIL	1,600,000		NIL	NIL		2,800,000
Ken Hartwick,	2013	950,000	NIL		NIL	NIL	NIL	NIL		NIL	38,000		988,000
President and	2012	850,000	NIL		1,190,000	NIL	NIL	1,700,000		NIL	34,000		3,774,000
CEO(1)(2)	2011	700,000	$5,875,000	(4)(11)	350,000	350,000	NIL	1,600,000		NIL	28,000	(10)	8,903,000
Beth Summers,	2013	465,000	NIL		NIL	NIL	NIL	NIL		NIL	18,600		483,600
CFO(1)(2)	2012	450,000	NIL		400,000	NIL	NIL	680,000		NIL	18,000		1,548,000
	2011	420,000	$1,175,000	(4)(11)	190,000	190,000	NIL	640,000		NIL	16,800	(10)	2,631,800
R. Andrew	2013	268,750	NIL		NIL	NIL	197,265	252,270	(13)	NIL	1,550,179		2,268,464
McWilliams,	2012	144,812	NIL		NIL	400,000	774,781	477,578		NIL	1,871,302	(12)	2,949,280
CEO – Network	2011	NIL	NIL		NIL	NIL	NIL	NIL		NIL	217,573	(12)	217,573
Marketing, Momentis(1)(2)
Mark Silver,	2013	400,000	NIL		NIL	NIL	1,842,994	774,781		NIL	1,500,000	(14)	4,517,775
President	2012	NIL	NIL		NIL	NIL	2,659,872	1,410,168		NIL	NIL		4,070,040
National Energy Corporation(1)(2)	2011	NIL	NIL		NIL	NIL	NIL	869,407		NIL	NIL		869,407
Darren	2013	400,000	NIL		NIL	NIL	1,297,823	766,108		NIL	NIL		2,463,931
Pritchett	2012	400,000	NIL		NIL	NIL	786,022	488,179		NIL	NIL		1,674,201
EVP –	2011	400,000	NIL		300,000	NIL	1,065,600	1,065,600		NIL	649,602		2,150,964
Consumer Sales

Notes:

(1)

The amount of base salary for each Named Executive Officer disclosed in the above table reflects the amount actually received by each Named Executive Officer for the year ended March 31, 2013. The annual base salary for each Named Executive Officer in the above table for the year ended March 31, 2013 is as follows: Rebecca MacDonald ($650,000); Ken Hartwick ($950,000); Beth Summers ($465,000); Andrew McWilliams ($300,000), Mark Silver ($400,000) and Darren Pritchett ($400,000).

(2)

Rebecca MacDonald became an officer of Just Energy on April 30, 2001. Prior thereto she held the same or similar positions with Just Energy or its predecessor. Effective April 1, 2006 she became Executive Chair of Just Energy and on March 1, 2008 she assumed the additional position as Co-Chief Executive Officer which she relinquished on June 25, 2008 to remain as Executive Chair. Effective April 1, 2013 she will continue as Executive Chair until March 31, 2013 at which time she will transition to Chair of the Board. Ken Hartwick, became Chief Financial Officer on April 5, 2004, was appointed President of Just Energy on March 9, 2006 and assumed the additional position as Co-Chief Executive Officer on March 1, 2008. He also served as Chief Financial Officer from July 5, 2007 to December 31, 2007 and Interim Chief Financial Officer from February 5, 2009 to February 16, 2009. Mr. Hartwick became Chief Executive Officer and President on June 25, 2008. Beth Summers, joined Just Energy as Chief Financial Officer on February 16, 2009. Andrew McWilliams joined Just Energy as an independent representative on April 17, 2010 and became President of Momentis on June 11, 2011 and effective July 1, 2012 became Chief Executive Officer – Network Marketing of Momentis. Mark Silver joined Just Energy as a consultant to Universal Energy and became President, NEC in July 2009. Effective April 1, 2012 his consulting and royalty arrangements were replaced by a two year employment agreement ending March 31, 2014. Darren Pritchett joined Just Energy as an independent contractor in October 1997 and became EVP Consumer Sales on April 1, 2008. A detailed summary of the employment agreements for each of the Named Executive Officers are set forth above under “NEO Employment Agreements” and “Amendments to Employment Agreements”.

(3)	While not one of the five highest paid executives for the year ending March 31, 2013, as Executive Chair, a decision was made to include Rebecca MacDonald in the Summary Compensation Table – NEOs.

(4)

This column indicates the fully paid long term retention RSGs (“LTR RSGs”), granted by the board on May 20, 2010 (effective March 31, 2010 as approved by the compensation committee on March 29, 2010) to Ken Hartwick (500,000) and to Beth Summers (100,000), vesting as to 5% thereof on each of March 31, 2011 and 2012 and; 10% on each of March 31, 2013 and 2014 and as to the balance thereof – 70% on March 31, 2015. All LTR RSGs are exchangeable 1:1 into common shares, subject to vesting, providing: (a) the vesting thereof on each applicable vesting date is subject to continued employment, (b) the LTR RSGs vesting on March 31, 2015 (i.e., 70% thereof) must be held as RSGs or common shares until March 31, 2018. The closing TSX market price of the common shares on the grant date (May 20, 2010) was $11.75. The accounting fair value of each of the LTR RSGs on the grant date, determined by IFRS 2 share-based payments, of the International Reporting Standards, is equal to $14.30 per fully paid LTR RSGs. For purposes of determining the accounting expense to be included in the financial statements of Just Energy for the year ended March 31, 2013 in respect of the May 20, 2010 LTR RSGs awards, such accounting fair value would be adjusted for forfeitures (which were nil) and amortized over the vesting (hold) periods. On that basis the March 31, 2013 accounting expense in respect of the LTR RSGs for the two NEOs was approximately $1,702,000 which is materially less than the aggregate grant date value of such awards. For purposes of preparing financial statements for any subsequent period, annually or quarterly, the compensation expense that will be included in the Just Energy’s financial statements will be based on the vesting period of the LTR RSGs.

(5)

These columns indicate the total of the non-cash portion of the annual incentive plan awards (excluding long term retention RSGs), which each of Ms. MacDonald ($NIL), Ms. Summers ($NIL), Messer’s. Hartwick ($NIL), Silver ($774,781), McWilliams ($252,270) and Pritchett ($676,642) were entitled to receive at March 31, 2013 and which were granted to each of them as equity based awards on May 16, 2013 in the form of fully paid RSGs effective March 31, 2013 (the “Effective Grant Date”). Such fully paid RSGs – Ms. MacDonald – NIL RSGs; Ms. Summers – NIL RSGs; Messer’s. Hartwick – NIL RSGs; Silver – 87,054 RSGs – granted at various dates during the year ended March 31, 2013; McWilliams – 22,187 RSGs and Pritchett – 100,318 RSGs are for a term of 10 years, are exchangeable subject to vesting into common shares on a 1:1 basis and vest as to 1/3 thereof on each of the first three anniversary dates of the Effective Grant Date subject to continued employment as a senior officer of Just Energy or any affiliate thereof, in each case, on each applicable vesting date except that all RSGs granted to Silver vest on the first anniversary of the applicable grant date. The RSG Plan is described under “2010 RSG Plan”. While no rewards were made for the year ended March 31, 2013 to each of Ms. MacDonald, Ms. Summers and Hartwick each of them is required, as to 100% of their performance based targeted bonus, to be paid in RSGs as described in more detail under “Compensation of the Directors and Officers of Just Energy – NEO Employment Agreements”. Of the 87,054 RSGs granted Silver, they vested one year from each applicable grant date. Of the 22,187 RSGs granted to McWilliams all vested immediately. Of the 100,318 RSGs granted to Pritchett all vest equally over three years.

(6)	None of the NEOs are entitled to receive any pension or defined contribution or any other form of retirement allowance.
(7)

Does not include the monthly distributions paid on RSGs including long term retention RSGs (vested and unvested) which equals the amount of dividends paid monthly on common shares of Just Energy and which, for the year ending March 31, 2013 was $779,362 for Rebecca MacDonald; $1,338,240 for Ken Hartwick; $282,609 for Beth Summers; $63,487 for Andrew McWilliams, $366,735 for Mark Silver and $290,389 for Darren Pritchett.

(8)

The aggregate value of perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for each of the Named Executive Officers for the year ended March 31, 2013.

(9)

No options were granted to any NEO for the year ended March 31, 2013. See the table entitled “Incentive Plan Awards – NEOs” at page 57 of this proxy circular. Options vest over three or five years from the grant date and expire five or ten years from the grant date. The Option Plan is described under “Option Plan”.

(10)

This amount includes the interests of Messrs. Hartwick ($38,000), McWilliams ($NIL) and Ms. Summers ($18,600) in Just Energy’s Canadian and/or U.S. Deferred Profit Sharing Plan and the Employee’s Profit Sharing Plan (both of which are described in more detail under “Compensation of the Directors and Officers of Just Energy – Compensation Discussion and Analysis – Compensation Components – Specific Criteria – Employee Benefit Plans”) as at March 31, 2013. Ms. MacDonald and Messrs. Silver, Pritchett and McWilliams do not participate in the plans.

(11)

Excludes the fair market value of the long term retention RSGs (based on the TSX closing market price of common shares on March 28, 2013 of $6.67), awarded effective March 31, 2010 and some of which vested at March 31, 2013 for each of Messrs. Hartwick (50,000 RSGs: $333,500) and Ms. Summers 10,000 RSGs: $66,700).

(12)	These amounts reflect the value of Residuals to which McWilliams was entitled at March 31, 2011, 2012 and the three months ended June 30, 2012. See pages 62 and 63.
(13)

For the year ending March 31, 2013 McWilliams received $750,000 in cash and an additional $250,000 on April 1, 2013. For each of the years ending March 31, 2014 to 2017 McWilliams is entitled to the payment of $1 million subject to the achievement of 80% of the embedded gross margin target for each year as per Just Energy’s business plan as approved by the audit committee and subject to the other conditions set forth in notes (2) to (4) on page 63 of this circular. For the three month period ended June 30, 2012 McWilliams received Residuals having a value of $800,179.

Incentive Plan Awards – NEOs

Outstanding Share-based awards and option based awards.

The following table provides information for all awards outstanding at March 31, 2013.

	Option based awards				Common Share based awards
Name	Number of Common Shares underlying unexercised options	Option exercise price $	Option expiration date	Value of unexercised in-the-money options $	Number of Common Shares that have not vested(1) #	Market or payout value of Common Shares based awards that have not vested(2) $
Rebecca MacDonald	NIL	N/A	N/A	N/A	126,125	841,254
Ken Hartwick(1)	NIL	N/A	N/A	N/A	527,220	3,516,557
Beth Summers	NIL	N/A	N/A	N/A	131,982	880,320
Andrew McWilliams	NIL	N/A	N/A	N/A	10,730	71,569
Mark Silver	NIL	N/A	N/A	N/A	32,006	213,480
Darren Pritchett	NIL	N/A	N/A	N/A	161,224	1,075,364

Notes:

(1)	Reflects number of unvested RSGs at March 31, 2013.

(2)	Reflects the market value based on the closing price of the common shares on the TSX on March 28, 2013 of $6.67.

Incentive Plan Awards – value vested or earned during the year.

The following table provides information relating to the value vested or earned with respect to incentive plan awards for the year ending March 31, 2013.

Name	Option based awards – Value vested during the year ($)	RSG based awards – Value vested during the year(1) ($)	Non equity incentive plan compensation – Value earned during the year ($)
Rebecca MacDonald	NIL	645,516	NIL
Ken Hartwick	NIL	994,152	NIL
Beth Summers	NIL	328,871	NIL
Andrew McWilliams	NIL	183,772	252,270
Mark Silver	NIL	491,779	774,781
Darren Pritchett	NIL	252,273	766,108

Note:

(1)

Reflects the market value of the RSGs that vested during the year ended March 31, 2013 (including LTR RSGs) based on the closing price of Shares on the TSX on March 28, 2013 of $6.67 including all RSGs granted by the compensation committee on April 3, 2013, and approved by the board on May 16, 2013 effective March 31, 2013.

Option Plan

The officers, full-time employees and service providers of and to Just Energy are eligible to participate in the option plan. On February 6, 2009, the board of directors adopted the policy that no further options would be granted to directors. Moreover, the compensation committee has no present plans to award options to NEOs as part of its compensation arrangements. The purpose of the option plan is to provide eligible participants with financial rewards that will encourage ownership of common shares, enhance Just Energy’s ability to attract, retain and motivate key personnel and service providers and reward recipients for significant performance and cash flow growth of Just Energy. The option plan is administered by the compensation committee. The compensation committee has the power to, among other things: (i) determine those directors, officers, employees and service providers eligible to be granted options; (ii) determine the number of common shares covered by each option; (iii) determine the exercise price for each option; and (iv) determine the time or times when options will be granted and when they are exercisable and expire. The exercise price for any option granted may not be less than the closing market price of the common shares on the TSX on the business day immediately preceding the day upon which the option is granted. Except as otherwise provided in individual option agreements approved by the compensation committee, options granted under the option plan are non-transferable, non-assignable and expire five or ten years from their grant date. At March 31, 2013, 814,116 options were available for grant under the option plan (less than 1% of the outstanding shares).

Under the option plan and applicable option and employment agreements for the Named Executive Officers, all options will automatically vest immediately: (i) prior to the occurrence of a “Change of Control” of Just Energy as defined under the heading “Employment Agreements – Named Executive Officers”; (ii) upon dismissal without cause or constructive dismissal; and (iii) in certain cases, at the end of the term of an employment agreement if a further employment agreement on no less favourable terms from a commercial standpoint is not made available or offered to certain employees of Just Energy or an affiliate thereof. The maximum number of options currently available for issue under the plan is 814,116. The option plan may not be amended without shareholder approval and the consent of the TSX.

If before the expiry of an option, a participant’s employment is terminated by reason of death, such option may be exercised by the legal representatives of the estate of the participant at any time on or prior to the earlier of (i) the expiry date of such option and (ii) the first anniversary of the date of death of the participant.

2010 Restricted Share Grant Plan

As described under “NEO Employment Agreements” and “Compensation Discussion and Analysis”, in lieu of granting options under the option plan, a specified minimum percentage of the short-term discretionary bonuses and/or long-term targeted incentive bonuses to which NEOs and certain other employees of, and consultants to, Just Energy are entitled (individually an “RSG Grantee”), are payable in fully paid RSGs which vest at various dates (a “Vesting Date”), ranging from immediately on the grant date (the “Grant Date”) to 10 years from the Grant Date, providing that on applicable Vesting Dates the RSG Grantee continues to be an employee with or consultant to Just Energy or an affiliate thereof. The RSG Plan is an umbrella plan which governs: (a) RSGs previously granted to a RSG Grantee under employment agreements referred to under the heading “NEO Employment Agreements”; (b) the grant of fully paid RSGs to employees of and consultants to Just Energy and its affiliates; and (c) the 600,000 fully paid long term retention RSGs granted to certain NEOs described under “Long Term Retention – Restricted Share Grants”. Fully paid RSG’s are, subject to vesting and the cash out option described below, exchangeable into fully paid common shares on a cumulative basis for up to 10 years from the Grant Date on the basis of one common share for each fully paid RSG. The number of fully paid RSGs to which an RSG Grantee is entitled is determined on the relevant Grant Date by dividing the specified percentage of the amount of the short-term discretionary bonus or long-term targeted incentive bonus to which such Grantee is entitled and/or elects to receive, and which is payable in fully paid RSGs, by the simple or weighted average of the closing market price of the common shares on the TSX for periods ranging between 10 and 30 days for RSGs granted prior to June 30, 2004, and, unless otherwise provided by the compensation committee and/or the board of directors, 20 days for all other RSGs, in each case, immediately prior to the Grant Date. In some cases, a fixed number of fully paid RSGs are granted to an employee in lieu of a cash bonus without reference to a simple average closing TSX price. Pending the exchange of fully paid RSGs for common shares, the RSG Grantee is entitled to receive monthly cash payments from Just Energy equal to the monthly dividends such Grantee would otherwise be entitled to receive if the RSGs were common shares, less any applicable withholdings or other tax. All outstanding RSGs, whether or not vested, automatically vest in certain circumstances on the happening of certain events including: death, a change of control (other than long term retention RSGs), dismissal without cause or constructive dismissal and the inability, in certain circumstances, of Just Energy (or an affiliate thereof) and a NEO to settle upon a further employment arrangement at the end of term. RSGs do not carry the right to vote. The total number of common shares which may be made available to any RSG Grantee under the RSG Plan together with any common shares reserved for issuance under options or warrants for services and employee unit purchase plans or any other unit compensation arrangements to such RSG Grantee may not exceed 5% of the issued and outstanding common shares at the Grant Date.

The RSG Plan is administered by the compensation committee which has broad powers respecting the granting, vesting, term and allocation of RSGs and to interpret the RSG Plan. The aggregate number of RSGs which may be granted under the RSG Plan is currently limited to three million which, when issued and vested, are exchangeable, on a one for one basis, into an equal number of fully paid and non-assessable common shares.

The maximum number of RSGs currently issuable under the RSG Plan is 708,676. Without the approval of shareholders, the RSG Plan may not be amended: (a) to increase the number of RSGs issuable under the Plan, (b) to expand the scope of an “Eligible Person” or (c) to extend the term of a RSG benefiting an insider of Just Energy. Subject to the terms of an employment agreement and to a resolution of the compensation committee, all rights to exchange a RSG for common shares expire upon a RSG Grantee ceasing to be an Eligible Person provided: (i) in the event of death, a RSG may be exercised by the legal representatives of the estate of the RSG Grantee prior to the earlier of: (A) the expiry of such RSG and (B) the first anniversary of the date of death of such RSG Grantee, (ii) in the event the employment of a RSG Grantee is terminated for reasons other than for cause or death, such RSG may be exchanged at any time prior to the earlier of: (A) the expiry date of such RSG and (B) the day that is three months following the date of termination of employment of the RSG Grantee.

Holders of RSGs who are U.S. residents are required to exchange all RSGs which vest during a calendar year prior to the end of the calendar year in which they vested.

Holders of RSGs below the “Director” employment level and those electing to exchange 500 or less RSGs on a particular quarterly exchange date may elect prior to an exchange date, in lieu of exchanging their RSGs for common shares, to require Just Energy pay them cash equal to the closing market price of shares on the exchange date les any tax withholding obligation.

The RSG Plan was introduced to replace the granting of options to senior executives of Just Energy and its affiliates and to provide a mechanism to ensure that all or a significant portion of the short-term discretionary performance bonuses and/or long-term targeted incentive bonuses payable to senior officers (including the NEOs), are payable in fully paid RSGs in lieu of cash, thereby encouraging the RSG Grantee to continue in the long-term employment of Just Energy, while aligning their interests to those of shareholders. The number of RSGs authorized to issue was increased by two million from three to five million at the June 29, 2010 AGM so that at March 31, 2013 708,676 RSGs are currently available for issue under the RSG Plan.

If the PBG Plan is approved by shareholders at the Meeting then effective March 31, 2013: (i) the RSG Plan will continue to be available for the issue of RSGs to serviced providers who are residents of the United States, (ii) the PBG Plan shall be available for the issue of PBGs to service providers who are not residents of the United States and (iii) service providers who are not residents of the United States and who hold more than 5,000 unvested RSGs shall, prior to July 31, 2013, be entitled to transition such RSGs from the RSG Plan to PBGs under the PBG Plan.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides additional information about Just Energy’s equity compensation plans approved by shareholders at March 31, 2013:

Plan Category(1)	# of Common Shares Issuable upon the Exercise or Exchange of Outstanding (a)	Weighted – Average Exercise Price of Outstanding: (b)		# of Securities Available for Future Issuance under Plan(Excluding Common Shares in Column (a)) (c)
Option Plan	Options 500,000	$	Options 7.88	Shares 814,166
RSG Plan	RSGs 3,561,681	$	RSGs 13.29	RSGs 708,676
DSG Plan	DSGs 160,661	$	DSGs 12.61	DSGs 25,006

Note:

(1)	Each of the option plan, the RSG Plan and the DSG Plan were approved by shareholders and each Plan is described in detail elsewhere in this proxy circular.

Just Energy Performance Graph

The following graph illustrates Just Energy’s cumulative shareholder return, as measured by the closing price of the common shares of Just Energy (Units of the Fund – prior to January 1, 2011) at the end of the financial years March 31, 2008 to March 31, 2013 and the closing price of the common shares at March 31, 2013 assuming an initial investment of $100 and reinvestment of distributions and dividends, compared to the TSX Composite Total Return Index and the TSX Capped Utilities Total Return Index:

Note:

(1)

The total return is calculated by assuming dividends (formerly distributions) are reinvested on the date the dividends were paid and the number of common shares issued pursuant to the special in-kind distributions was set on December 31, 2007.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the most recently completed financial year of Just Energy, none of the current or former directors, executive officers or employees of Just Energy or any of its subsidiaries, or any of the proposed Directors of Just Energy, nor any of their associates or affiliates, is now or has been indebted to Just Energy, other than for routine indebtedness, nor is or has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Just Energy.

CORPORATE GOVERNANCE

The Canadian Securities Administrators issued National Policy 58-201 entitled “Corporate Governance Guidelines” (“NP 58-201”) and National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices” (“NI 58-101”) which apply to reporting issuers after June 30, 2005. Schedule A which is attached to this proxy circular details the corporate governance practices of Just Energy with reference to NP 58-201 and Form 58-101F1. Schedule B indicates other directorships of reporting issuers and/or their subsidiaries held by those persons nominated as directors of Just Energy and the committees of such entities on which they serve and Schedule C sets forth the Mandate for the board of directors of Just Energy. Just Energy is in substantial compliance with NP 58-201.

Just Energy Corporate Governance Structure

The following diagram outlines Just Energy’s corporate governance structure

Policies

•	Environment, Health and Safety Policy

•	Say on Pay Policy

•	Board Retirement Policy

•	Black-out Policy

•	Board Overloading Policy

•	Clawback Policy

•	Director/Officer Ownership Policy

•	Board Orientation Policy

•	Continuing Education Policy

•	Board Diversity Policy

•	Risk Management Policy & Risk Management and Procedures

•	Dividend Policy

Governance Standards

•	Code of Business & Ethics Policy

•	Confidentiality, Communication and Trading Policy

•	Directors Compensation Policy

•	Whistleblower Policy (procedures for complaints to audit committee)

•	Peer evaluation and directors questionnaire Policy

•	Mandates and Chair Position description for:

•	Audit Committee

•	Risk Committee

•	Compensation Committee

•	Nominating & Governance Committee

•	Internal Audit

•	Disclosure Committee

•	Executive Committee

•	Position Description for the:

•	Lead Director

•	Executive Chair

•	CEO/CFO

•	Chair of each of the Board Committees

•	Privacy Policy

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, there were no material interests, direct or indirect, of directors or executive officers of Just Energy, any security holder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding common shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of Just Energy or in any proposed transaction which has materially affected or would materially affect Just Energy or any of its subsidiaries.

REGULATORY MATTERS AND BANKRUPTCIES AND INSOLVENCIES

Other than as set forth below, no nominee for director of Just Energy is, as at the date of this proxy circular, or has been, within 10 years before the date of this proxy circular, a director or executive officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No nominee for director of the Corporation has, within the 10 years before the date of this proxy circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, nor has any proposed director been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

The Hon. Gordon D. Giffin, a director of Just Energy, was a director of Abitibi Bowater Inc. from October 29, 2007 until his resignation on January 22, 2010. In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the CCAA with the Superior Court of Quebec in Canada.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The directors and executive officers of Just Energy and their respective associates, as a group, beneficially own, or exercise control or direction over, directly or indirectly, an aggregate of approximately 6,913,568 common shares of Just Energy representing approximately 5% of the outstanding common shares of Just Energy. The directors and officers of Just Energy are also entitled to receive, subject to vesting, an aggregate of 2,762,037 common shares pursuant to the RSG Plan, the option Plan and the DSG Plan.

As provided on pages 31 and 33 of the circular: (a) the directors of Just Energy and their respective associates beneficially owning directly or indirectly common shares of Just Energy are not entitled to vote their shares for the approval of the ordinary resolution approving the amendments to the DSG Plan and (b) insiders of Just Energy and their respective associates beneficially owning directly or indirectly common shares of Just Energy to whom RSGs have or may be issued are not entitled to vote their shares for approval of the ordinary resolution increasing the number of RSGs that may be issued under the RSG Plan.

None of the principal holders of common shares of Just Energy or any director or officer of Just Energy or their respective subsidiaries, or any associate or affiliate of any of the foregoing persons, has or had any material interest, direct or indirect, in any transaction in the last three years or any proposed transaction that materially affected, or is reasonably expected to materially affect, Just Energy or any of their respective affiliates, except as disclosed in this proxy circular or in the documents incorporated herein by reference.

ADDITIONAL INFORMATION

Additional information relating to Just Energy is available on SEDAR at www.sedar.com or on Edgar@www.sec.gov respectively. Financial information in respect of Just Energy and its affairs is provided in Just Energy’s annual audited comparative financial statements for the year ended March 31, 2013 and the related management’s discussion and analysis. Copies of Just Energy’s financial statements and related management discussion and analysis are available upon request from the Corporate Secretary, Just Energy Group Inc., 100 King Street West, Suite 2630, P.O. Box 355, Toronto, Ontario, M5X 1E1.

Schedule A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF

JUST ENERGY(1)

The board of directors continually evaluates the corporate governance policies and procedures of Just Energy. The board annually conducts a self assessment of its performance, an assessment of its members (including peer evaluations), and each committee assesses its members. Since the date of the last proxy circular, the board has reviewed its committee memberships to ensure the audit, the compensation, human resources, environmental, health and safety and the nominating and corporate governance committees are constituted with all independent directors pursuant to the independence standards established under national Instrument 58-101 and within the meaning of section 1.4 of national instrument 52-110 and the New York Stock Exchange (“NYSE”) listing standards to ensure all committees are constituted with a majority of independent directors. During the 15 months ended May, 2013 the board, in compliance with Just Energy’s by-laws and Articles and statutory regulations and policies accepted the resignations of two directors: Messrs. Gibson and McMurtry and Mr. Smith will not stand for re-election at the Meeting and appointed three new directors: Messrs. Weld, Sladoje both of whom with Mr. Perlman are nominees for election at the annual meeting. Each of these three new directors meet the independence test of section 1.2(1) of National Instrument 52-110 and the NYSE listing standards. These appointments maintain the independence of the board at 78%.

Regulatory changes relating to corporate governance are continually monitored by the board and the board will take appropriate action as regulatory changes occur. In furtherance of this principle, on May 17, 2012 the board adopted three new policies on: (i) board retirement, (ii) board diversity and renewal and (iii) director orientation and continuing education. In the following table we describe Just Energy’s corporate governance practices in compliance with corporate governance disclosure requirements mandated under National Instrument 58-101 and the NYSE listing standards.

GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

1.	BOARD OF DIRECTORS

(a)	Disclose the identity of the directors who are independent.	The seven board members who are independent pursuant to NI 58-101 are identified in the table in Schedule B on pages B1 and B2 of this circular.

(b)	Disclose the identity of the directors who are not independent, and describe the basis for that determination.	Two Board members are not independent pursuant to NI 58-101 as they are senior officers of Just Energy. They are identified in the table in Schedule B of this circular.

(c)	Disclose whether or not a majority of the directors are independent.	Seven of the nine nominees proposed by management for election to the board and to be voted upon on an individual basis are independent under NI 58-101 and the NYSE listing standards.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	All directorships, if any, with other public entities for each of the nine directors proposed by management for election to the board and to be voted upon on an individual basis and their committee representations are set out in the table in Schedule B of this circular.

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held during the preceding 12 months. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	The independent directors of the board and board committees meet without management in attendance at every regularly scheduled meeting, including telephone conference call meetings. Board committees meet with external consultants and professional advisors, without management in attendance. The audit committee also meets in camera with internal audit and separately with representatives of its external auditor. The number of meetings without management in attendance held during fiscal 2012 were, as regards: (i) the audit committee – 8; (ii) the compensation, human resources, environmental health and safety, committee – 5; (iii) the nominating and corporate governance committee – 3; (iv) the risk committee – 5 (v) the executive committee – 3; and (vi) the board of directors – 10. All independent directors have an opportunity, through membership on one or more of the board committees (audit; compensation, human resources, environmental, health and safety; nominating and corporate governance; executive; and risk), to participate in discussions without management and without the non-independent management directors in attendance.

(f)	Disclose whether or not the chair of the board is an independent director, disclose the identity of the independent chair, and describe his or her role and responsibilities.	Rebecca MacDonald, the board executive chair is not independent under NI 58-101. Her responsibilities are set out in the board chair position description which is available on Just Energy’s website at www.justenergy.com. Mr. Segal, the lead director and vice chair of the board is independent under NI 58-101. His responsibilities are set out in the lead director position description which is available on Just Energy’s website at www.justenergy.com. The lead director’s responsibilities include the obligation to ensure that the board discharges its responsibilities effectively and independently, in consultation with the four board committees. The lead director is chair of the nominating and corporate governance committee and is a member of the audit committee, the risk committee and the compensation, human resources, environmental, health and safety committee.

(g)	Disclosure of the attendance record of each director for all board and Committee meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance of each director for all board and board committee meetings held since the beginning of the most recently completed financial year is reported in this proxy circular on page 16. During 2013 each director attended all board meetings and 98% of the meetings of all committees of which they are a member. The average attendance rate in 2013 for all board meetings held during the year is 98%.

2.	BOARD MANDATE

(a)	Disclose the text of the board’s written mandate.	The board’s charter is included in Schedule C to this circular. A mandate for the individual directors is available at Just Energy’s website at www.justenergy.com.

The board has approved a strategic planning process and annually reviews and approves the strategic plan, which takes into account, among other things, the opportunities and risks of the business, the competitive environment, pricing risks, hedging and other strategic issues. All of the above referenced risks and strategic issues are reviewed at each audit committee or risk committee and at each board meeting.

Based on the recommendation of the risk committee, the board of Just Energy has adopted a risk management policy and risk management procedures. The corporate risk officer reports to the risk committee at each meeting with respect to compliance by Just Energy with the above policies which are available on Just Energy’s website at www.justenergy.com.

The audit and risk committees identify and report regularly to the board on the Just Energy’s major financial and operating risks and review policies and practices, including the risk management policy, the risk management procedures and hedging to manage the risks.

3.	POSITION DESCRIPTIONS

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	The position descriptions for the board chair, the lead director and vice chair of the board and each individual committee chair are available on Just Energy’s website at www.justenergy.com

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO.	The CEO’s position description, which has been approved by Just Energy’s board, is available on Just Energy’s website at www.justenergy.com

(c)	Disclose whether or not the audit committee and CEO have developed a written position description for the CFO.	The CFO’s Position Description is available on Just Energy’s website at www.justenergy.com.

4.	ORIENTATION AND CONTINUING EDUCATION

(a)	Briefly describe what measures the board takes to orient new members regarding: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.	Just Energy has established a formal orientation policy and program for new directors. Each new director is provided an opportunity to meet with the executive chair, chief executive officer and the lead director and vice chair of the board and is provided with information about Just Energy including: minutes of all board and committee meetings for the past year, Just Energy’s current disclosure documents, information on the role of the board and each of its committees; corporate and industry information; copies of all policies of Just Energy (i.e., Code of Conduct, Confidentiality, Trading), and, the contribution individual directors are expected to make.

Specific information is provided on operations, the strategic plan, risk and risk management, governance, integrity and corporate values. New directors are provided with copies of Just Energy’s continuous disclosure documents filed for a period of two years prior to their appointment or election. New directors are required to participate in a one and one half day orientation program at Just Energy’s corporate head office. Just Energy has also established a policy on continuing education.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors.	Presentations are made to the board from time to time to educate and keep them informed of changes within Just Energy and in regulatory and industry requirements and standards. Specific information is provided on risks, commodity pricing, supply and demand and the current business and commercial environment. The nominating and corporate governance committee has the specific responsibility to review information on available educational opportunities and ensures directors are aware of those opportunities. Just Energy will pay for director education. Outside counsel have also reviewed with the directors their fiduciary, statutory and regulatory duties and responsibilities both as members of the board and board committees. Management conducts a specific session for directors on risk management. Each director is expected to participate in continuing education programs to maintain any professional designation that they may have and which would have been considered in their nomination as a director. Each director is expected to participate in programs that would be necessary to maintain a level of expertise in order to perform his or her responsibilities as a director and to provide ongoing guidance and direction to management.

5.	ETHICAL BUSINESS CONDUCT

(a)	Disclose whether or not the board has adopted a written code for its directors, officers and employees. If the board has adopted a written code:	The board has adopted a code of business conduct and ethics policy for its directors, officers and employees. The board has also adopted a whistleblower policy.

	(i) disclose how an interested party may obtain a copy of the written code;	The code of business conduct and ethics policy and the whistleblower policy are available on Just Energy’s website at www.justenergy.com have been filed on SEDAR and are available on request to the Corporate Secretary of Just Energy.

	(ii) describe how the board monitors compliance with its code; and	The board, through the office of Just Energy’s legal department and the risk management group monitors compliance with the code of business conduct and ethics policy. All directors and employees are required to review the policy annually and confirm compliance. The chair of the audit committee monitors compliance with Just Energy’s whistleblower policy.

	(iii) provide a cross reference to any material change reports(s) filed within the preceding 12 months that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	The board has not granted any waiver of the code of business conduct and ethics policy in favour of a director or executive officer during the past 12 months and for all of calendar 2013. Accordingly, no material change report has been required or filed.

(b)	Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	The executive chair of the board with the lead director and vice chair of the board and the chief executive officer and committee chairs set the agenda for all meetings of the board and each committee thereof. They identify all transactions in respect of which a director or executive officer may have a material interest and consult with outside counsel to ensure that the approval of any such transaction is in compliance with applicable stock exchange, corporate and securities rules and policies. Independent valuations and reports are obtained and any director who may have a material interest in any such transaction is required to disclose his interest and to refrain from voting on the matter.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	An annual certification is undertaken by all employees, directors and officers as to their knowledge of and compliance with codes and other corporate policies. Supplemental information regarding stock exchange rules, corporate structure and responsibility are provided to members of management who are subject to Just Energy’s black-out policy through to and inclusive of the directors.

6.	NOMINATION OF DIRECTORS

(a)	Describe the process by which the board identifies new candidates for board nomination.	The board has appointed a nominating and corporate governance committee with responsibility with assistance from the Lead Director, for the identification of new candidates for recommendation to the board. The nominating and corporate governance committee annually reviews performance evaluations and conducts a peer evaluation review which includes a skills matrix completed by all directors. The matrix sets out the various skills and areas of expertise determined to be essential to ensure appropriate strategic direction and is used to assist in recruiting persons to join the board.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The nominating and corporate governance committee is comprised of three directors, all of whom have been affirmatively determined by the board to be independent pursuant to NI 58-101, N1 52-110 and the NYSE listing standards. Members of the nominating and corporate governance committee are identified in this proxy circular in the table under “Election of Directors”.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The nominating and corporate governance committee mandate is available on Just Energy’s website at www.justenergy.com and a report on the activities of the committee is described in section 9 of this Schedule on page A-6 of this circular.

7.	COMPENSATION

(a)	Describe the process by which the board determines the compensation for your company’s directors and officers.	The board has appointed a compensation, human resources, environmental health and safety, committee with responsibility for recommending compensation for the Just Energy’s directors and officers to the board and to monitor compliance by Just Energy and its affiliates with environmental, health and safety laws, rules and regulations pursuant to the EHS policy guidelines approved by the committee and the board. The executive chair and the CEO’s and CFO’s compensation are approved by the independent directors of the board based on the recommendation of the compensation, human resources, environmental health and safety committee. The board retained the services of an outside independent compensation firm in 2013 to comment and advise on Just Energy’s approach to compensation and the compensation paid to the named executive officers.

The nominating and corporate governance committee reviews periodically the adequacy and structure of director compensation and makes recommendations to the board designed to ensure the directors’ compensation realistically reflects the responsibilities, time commitments and risks of the directors.

To align the interests of directors to those of shareholders, the directors and shareholders approved the directors’ share grant plan in June of 2010 which requires the directors to receive $15,000 of their annual retainer in deferred share grants of Just Energy and enables the directors to elect to receive all or a portion of their remaining compensation in the form of deferred share grants and/or common shares of Just Energy. For information about the compensation paid to directors for the year ending March 31, 2013 see “Directors Compensation Table” on page 42 of this proxy circular.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The compensation, human resources, environmental health and safety committees, is comprised of five directors whose names are identified in the proxy circular in the table under “Election of Directors”, all of whom have been affirmatively determined by the Board to be independent pursuant to NI 58-101 and the NYSE listing standards. The board has determined that the payment of legal fees to firms which serve as general outside counsel to Just Energy or outside counsel on matters relating to material transactions and where one of its directors is a partner has not and should not affect or compromise the ability of the director to act independently and where matters requiring a vote of the full board relate to issues on which Just Energy has received advice from the related law firm, the director partner declares his interest and refrains from voting on the matter. Accordingly, each of Messrs. Giffin and Brussa each of whom has experience and expertise in executive compensation serve as independent members of the committee.

(c)	Disclose the identity of the consultant or advisor retained to assist in determining the compensation for any of the directors or officers	In arriving at the compensation levels paid by Just Energy to its executive officers, a number of factors are taken into account including the expertise and experience of the individual, the length of time the individual has been in the position, the personal performance of the individual measured against a matrix of performance factors, the overall performance of Just Energy measured against the achievement of several corporate targeted criteria, and a subjective evaluation considering peer-company market data provided by Hugessen Consulting Inc., compensation experts retained by Just Energy in 2012 and 2013 to advise on all aspects of executive compensation. It is believed that the information available and the factors considered in determining executive compensation is sufficient in helping to determine the appropriate level of executive compensation.

(d)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The compensation, human resources, environmental health and safety committee mandate is attached as Schedule E to this proxy circular and a discussion and analysis of the compensation paid to the named executive officers for which the committee has significant responsibility begins on page 45 of this circular.

8.	OTHER BOARD COMMITTEES

(a)	If the board has standing committees other than the Audit, Compensation and Nominating Committees, identify the committees and describe their function.	The board has established an executive committee and a risk committee whose functions are discussed below. There are no other additional standing board committees. The compensation, human resources, environmental, health and safety committee has, in addition to compensation responsibilities, obligations to deal with human resource and personnel matters and as discussed above matters relating to environmental, health and safety. The nominating and corporate governance committee has, in addition to nominating responsibilities, the obligation to establish and review Just Energy’s corporate governance structure including compliance with NI 58-101, NI 52-110 and the NYSE listing standards. The executive committee consists of five directors: the Executive Chair (Chair of the Committee), the President and CEO and the Chair of each of the other four standing committees. The Charter for the committee is available on Just Energy’s website at www.justenergygroup.com The primary function of the Committee is to assist the Board when the full board is not in session. The duties of the Chair of the committee are set forth in the Charter for the committee. The mandate and chair position description for the risk committee is available on Just Energy’s website at www.justenergy.com. Generally speaking the functions of the risk committee, which consists of four outside directors (three of whom are independent), is to be satisfied that management of Just Energy and each affiliate has implemented effective systems to identify significant risks of the business and changes to these risks and to review regularly the adequacy of and compliance with the risk management policy and risk procedures to assist the board in fulfilling its oversight responsibilities and to review reports from the internal auditor on these matters.

9.	ASSESSMENTS

(a)	Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.	The nominating and corporate governance committee conducts a full evaluation of the effectiveness and performance of the board, all board committees and members thereof and individual directors annually. The evaluation also includes self-evaluations and a peer performance evaluation pursuant to which each director evaluates the performance of each of his or her board colleagues. The evaluation consists of: (i) a director’s questionnaire and (ii) a peer evaluation questionnaire, the results of which are tabulated and analyzed through the lead director and the chair of the nominating and corporate governance committee. Results of the questionnaire are presented to the nominating and corporate governance committee and the board and the results of the peer evaluation are reviewed, as necessary and appropriate, by the lead director with each of the individual directors.

The most recent annual director questionnaire and director peer evaluation showed that the Board, the Board Committees, Board Executive Chair, the Lead Director and Committee Chairs and individual directors were effectively fulfilling their responsibilities.

10.	OTHER	The board has developed a “policy on engagement with shareholders on governance” which requires Just Energy to conduct on an annual basis a “Say on Pay” vote by its shareholders. See Schedule D and page D-1 of this proxy circular.

The board has developed a policy on “Board Overboarding”. See note (5) page B2, Schedule B.

Just Energy’s corporate governance guidelines state that the board is responsible for the stewardship of Just Energy and overseeing the business and affairs of Just Energy. Any responsibility that is not delegated to senior management or a board committee remains with the full board. In addition, the board, in conjunction with senior management, determines the limits of management’s responsibilities and establishes annual corporate objectives which management is responsible for meeting.

Note:

(1)

All of the Corporation’s corporate governance policies, committee mandates, including: its Code of Business Conduct and Ethics Policy, its Policy on Insider Trading, Disclosure and Confidentiality, its Whistleblower Policy, the terms of reference and chair positions for each of its Audit Committee, its Compensation, Human Resources, Environmental Health and Safety Committee, its Nominating and Corporate Governance Committee, the Risk Committee and the Executive Committee, the board of director mandate and the position description for individual directors and position descriptions for its Executive Chair, the Lead Director, Chief Executive Officer and Chief Financial Officer are published on the Corporation’s website at www.justenergy.com.

OTHER CORPORATE MATTERS

The New York Stock Exchange Corporate Governance Listing Standards

Just Energy, a “foreign private issuer” in the United States, may rely on home jurisdiction listing standards for compliance with the NYSE corporate listing standards but must comply with the following NYSE rules (i) the rule (section 303A.06) requiring the audit committee to meet the requirements of Securities Exchange Commission (“SEC”) Rule 10A-3 of the Securities Exchange Act 1934, as amended; (ii) the requirement (section 303A.11) for Just Energy to disclose its annual report or on its website any significant differences between its corporate governance practices and the NYSE listing standards; (iii) the requirement (section 303A.12(b)) for Just Energy’s CEO to notify in writing the NYSE after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE corporate governance listing standards, and, (iv) the requirement (section 303A.12(c) for Just Energy to submit an executed Annual Written Affirmation affirming Just Energy’s compliance with audit committee requirements of SEC Rule 10A-3 of the Exchange Act or, as may be required form time to time, an interim written affirmation to the NYSE in the event of certain changes to the audit committee membership or member’s independence and that Just Energy has provided its statement of significant corporate governance difference as required to be included in its annual report to shareholders or on its website.

As required by the NYSE, a statement of the significant differences between Just Energy’s current corporate governance practices and those currently required for U.S. companies listed on the NYSE is available on Just Energy’s website @ www.justenergygroup.com.

Schedule B

OTHER PUBLIC COMPANY DIRECTORSHIPS AND COMMITTEE APPOINTMENTS

The following table indicates whether a director or a nominee director is independent or not pursuant to National Instrument 58-101, National Instrument 52-110 and the NYSE listing standards and lists other public company directorships and committee appointments.

Director	Other Public Company Directorships	Committee Appointments
LIST OF TWO NON-INDEPENDENT DIRECTORS
Rebecca MacDonald	Canadian Pacific Railway Limited	None
Ken M. Hartwick	Atlantic Power Corporation	Audit Committee Compensation Committee

LIST OF SEVEN INDEPENDENT DIRECTORS(2)
John A. Brussa(1)	Argent Energy Trust	Governance, Nomination and Compensation
	Baytex Energy Corp.	Reserves, Compensation, Corporate Governance
	Crew Energy Inc.	Chairman of the Board, Corporate Governance, Compensation, Reserves
	Enseco Energy Services Corp.	Audit
	Long Run Exploration Ltd.	Compensation
	Penn West Petroleum Ltd.	Chairman of the Board
	Pinecrest Energy Inc.	Chairman of the Board, Reserves, Corporate Governance, Compensation & Nomination
	RMP Energy Inc.	Compensation
	Storm Resources Ltd.	Compensation, Nomination, Governance
	Twin Butte Energy Ltd.	No Committees
	TORC Oil & Gas Ltd	Compensation
	Yoho Resources Inc.	Compensation
Gordon D. Giffin(1)	Canadian Imperial Bank of Commerce	Management Resources and Compensation
	Canadian National Railway Company	Environment and Safety
Finance
Human Resources
	Canadian Natural Resources Limited	Audit
Governance and Nominating
	TransAlta Corporation	Governance and Nominating
Michael Kirby	Extendicare	Corporate Governance
Human Resources (Chair)
Quality Standards
	Indigo Books & Music Inc.	Audit (Chair)
Corporate Governance (Chair)
Human Resources
	MDC Partners Inc.	Corporate Governance
Audit Committee (Chair)
Human Resources
Hugh D. Segal	Sun Life Financial Inc.	Governance and Conduct Review
Investment Oversight
George Sladoje(2)	None	None
William F. Weld(3)	None	None

Notes:

(1)

Mr. John A. Brussa, a director of Just Energy, is a partner of the law firm of Burnet, Duckworth & Palmer LLP, which firm serves as general outside counsel to Just Energy and receives fees for legal services rendered to Just Energy and its operating entities.

B-1

Gordon Giffin, a director of Just Energy, is a partner of the law firm of McKenna, Long & Aldridge, which firm acts as outside counsel to Just Energy on several corporate and litigation matters which firm receives fees for legal services rendered to Just Energy and its operating subsidiaries in the United States.

(2)	Appointed to the Just Energy board on November 6, 2012.
(3)	Appointed to the Just Energy board on April 2, 2012
(4)

The Directors of Just Energy recognize that the participation of a person as a director on a board of a publicly listed entity and as a member of one or more committees requires a significant time commitment to enable a director to carry out the fiduciary, statutory and other obligations imposed upon directors under applicable law, regulation and policy. As a matter of good corporate governance practice the directors of Just Energy accept the principle that as a practical business matter to ensure directors have sufficient time to make meaningful decisions involving independent judgment, it is prudent to provide guidance regarding the total number of public boards of directors on which directors of Just Energy should serve also recognizing that a guideline should not constrain or restrict the ability to attract persons as directors who, in exceptional circumstances, based on their experience and expertise, are in a position to uniquely contribute to the deliberations of the board of Just Energy. Accordingly the directors of Just Energy concluded that the application of any constraint or restriction should be left to the judgment of the full board on the basis the board should always be in a position to grant exemptions from a guideline based on the expertise, experience and other factors deemed appropriate.

On August 12, 2010 the board of Just Energy approved the following guidelines:

1.	As a guideline, persons who are directors of Just Energy, should not, as a principle of good corporate governance, serve on the boards of more than six publicly listed entities.

2.

The board of Just Energy, based on the recommendation of the nominating and corporate governance committee, after consideration of all of the circumstances, may determine, annually, prior to the election of directors, to waive the guideline for any current or prospective director of Just Energy who may not meet the guideline but who, in exceptional circumstances, i.e., unique experience and expertise, should not be constrained or restricted from serving on the Just Energy board.

As indicated on page 9 of the proxy circular the nominating and governance committee has waived the application of the guideline for John Brussa.

B-2

Schedule C

JUST ENERGY GROUP INC. – BOARD MANDATE

The Board of Directors of Just Energy

Board Mandate

– Supervising the Management of the Business and Affairs of Just Energy –

Our Main Responsibilities

We provide the supervision necessary for:

1.	Disclosure of Reliable and Timely Information to Shareholders – the Shareholders depend on us to get them accurate and relevant information.

2.

Approval of Strategy and Major Policy Decisions of Just Energy – we must understand and approve where Just Energy is going, be kept current on its progress towards those objectives and be part of and approve any major decisions.

3.

Evaluation, Compensation and Succession for Key Management Roles – we must be sure that the key roles have the right people, that they are monitored and evaluated by us and that they are appropriately compensated to encourage Just Energy’s long-term success.

4.

Oversight of the Management of Risks and the Implementation of Internal Controls – we must be satisfied that the assets of Just Energy are protected and that there are sufficient internal checks and balances.

5.

Effective Board Governance – to excel in our duties we need to be functioning properly as a Board – strong members with the right skills and the right information and generally to be responsible for the development of Just Energy approach to corporate governance.

Independence is Key

The Board of Directors understands that we must be independent of the management of Just Energy. To enhance our independence we have implemented the following:

•	A majority of the members of the Board are independent

•	All Committees are composed solely of non-management directors

•	The Board and its Committees can meet independently of management at any time

•	The Board and its Committees can hire their own independent advisors

•	An independent lead Director with a clear mandate provides leadership for the independent directors

•	A policy requires all Directors to hold deferred share grants or shares as part of the Board retainer

•	The provision of high-quality information for Directors – orientation for new directors, meaningful presentations, access to management and sufficient time to review material

We know independence requires more – it requires preparation for meetings, understanding the issues, strength, commitment, integrity and an inquiring mind.

Our Composition

Our number shall be as provided for in accordance with Just Energy’s By-laws from time to time and shall comply with the rules of board composition established by the Nominating and Corporate Governance committee of Just Energy. Each director shall possess the qualities set out in the Position Description for Directors and the Position Descriptions for Directors in their role as Chair of each Board Committee.

We will create Committees from time to time and will delegate certain functions to them. Each of these Committees has a written Mandate. These Mandates are reviewed on a regular basis and are updated and amended as often as needed to respond to the evolving regulatory and market environment in which Just Energy operates.

Independent Functioning of Board and Committees

The Board is responsible for establishing the appropriate procedures to ensure that the Board, Committees and individual Directors can function independently of management to the extent considered necessary or desirable by Directors. The Board can retain independent professionals. Each Committee can retain and terminate independent professionals and each has the sole authority to approve all fees payable to an Independent professional. Any Director can retain an independent professional with the prior approval of the Nominating and Corporate Governance Committee. Each Committee and the Board can conduct all or part of any meeting in the absence of management, and it is the Board’s policy to include such a session on the agenda of each regularly scheduled Board meeting.

Each Committee chair can also require the Corporate Secretary to convene a meeting of the Board or a Committee to be held in the absence of management or to reserve an agenda item at any Board or Committee meeting for business to be conducted in the absence of management. Each Director can request such a meeting or reserved agenda item by contacting a Committee Chair.

Meetings

The Board meets a minimum of four times per year. For regularly scheduled meetings, an agenda for each Board meeting and other documents for consideration are sent by courier to all Directors about one week in advance of each meeting. For special meetings of the Board, best efforts are made to distribute materials to the Directors as far in advance as practicable. A complete Board package, which includes all material for the meeting, is provided to each Director prior to the commencement of each meeting.

Specific Duties and Responsibilities

The Board has the following specific duties and responsibilities, which may be delegated to Committees of the Board, in whole or in part, with ongoing reporting by the Committees to the Board:

Strategic Planning

The Board is responsible for the strategy and fundamental goals of Just Energy for all aspects of its undertaking. This responsibility includes the adoption of a strategic planning process; convening annually a strategic planning meeting involving the Board and executive management, approving strategic plans, which take into account, among other things, the major opportunities and risks of Just Energy; and overseeing the implementation of strategic plans and monitoring performance against such plans. This responsibility also includes reviewing and approving all major strategy and policy recommendations including the financial plan and approving operating budgets, and specific requests for major acquisitions.

Risk Management

The Board is responsible for ensuring that the appropriate policies and procedures are in place to protect the assets and commodity hedging policies of Just Energy and assure its viable future. The Board is also responsible for identifying the principal risks of all aspects of Just Energy’ business and ensuring the implementation of appropriate systems to manage these risks.

Internal Controls and Management Information Systems

The Board is responsible for overseeing and monitoring the integrity of Just Energy’ internal controls and procedures, management information systems and audit procedures, and overseeing the appropriate operation of Energy Savings including compliance with all applicable legal and regulatory requirements through financial and other management information systems, and appropriate inspection, compliance and control systems. The Board is responsible for ensuring that financial reporting and financial control systems are adequate and operating, and approving the quality and sufficiency of information provided to the Directors.

Communications Policy

The Board is responsible for establishing a communications policy for Just Energy and overseeing the maintenance of effective unitholder and stakeholder relations through Just Energy’s communications policy and programs so that accurate and timely material information is disseminated to and feedback is accommodated from shareholders.

Director Orientation and Assessment

The Board is responsible for ensuring there is an appropriate, formal orientation program for new directors and for assessing the effectiveness and contribution of the Board, Committees and all Directors annually. The Board is also responsible to ensure that the Directors have the necessary financial, energy, marketing, regulatory, human resource and compensation expertise.

Evaluation, Compensation and Succession Planning

The Board is responsible for overseeing the effective operation of Just Energy by appointing, assessing performance of, compensating, disciplining and succession planning for all senior Just Energy officers. The Board is responsible for ensuring the senior management team has the appropriate qualities and competencies to meet the expectations set by the Board. The Board is responsible for approving the compensation of the senior management team and the compensation policies of Just Energy, including reviewing the adequacy and form of compensation of directors. The board is responsible for developing a position description for the Board members, the Executive Chair, the Chief Executive Officer, the Chief Financial Officer, the Lead Director, the Vice Chair, the Corporate Secretary and the Chair of each Board Committee which, together with other Board approved policies and practices, should provide for a definition of the limits to management’s responsibilities. The Board is responsible for approving the objectives of Just Energy to be met by the Chief Executive Officer.

General

The Board is responsible for monitoring the effectiveness of Just Energy’s’ corporate governance practices and approving any necessary changes, as required. The Board is responsible for establishing general Just Energy policies and performing other tasks required by law. The Board is also responsible for ensuring compliance with and monitoring all policies approved by the Board including (i) the Code of Business Conduct and Ethics Policy and (ii) the Policy on Insider Trading, Communications and Confidentiality.

(Adopted by the Board on November 17, 2010)

Schedule D

POLICY ON ENGAGEMENT WITH SHAREHOLDERS ON GOVERNANCE

Policy of the board of Directors of Just Energy Group Inc. (“JEGI”)

Engagement With Shareholders on Governance Matters

The Board believes that it is important to have regular and constructive engagement directly with its Shareholders to discuss governance issues of importance to Shareholders and to allow and encourage Shareholders to express their views on governance matters directly to the Board outside of the of the annual meeting. These discussions are intended for the Board to be able to listen to its Shareholders and to explain to them otherwise publicly available material information, and will be subject to JEGI complying with its obligation not to make selective disclosure of a material fact or material change.

In order to allow Shareholders to provide timely and meaningful feedback to the Board, the board will develop practices to increase engagement with all of its Shareholders as is appropriate for its Shareholder base and size. Examples of engagement include meeting with JEGI’s larger Shareholders and organizations representing a number of Shareholders and establishing methods of hearing from smaller Shareholder engagement practices in other jurisdictions as they develop, such as asking specific questions as a part of the proxy process, undertaking investor surveys and using web-based tools that allow Shareholders to provide feedback and/or ask questions of the Board.

Compensation Disclosure To Shareholders By The Board

JEGI is required by s.9.3.1 of National Instrument 51-102 Continuous Disclosure Obligations to provide Shareholders with the information stipulated in Form 51-102F6 on executive compensation.

It is the policy of the Board that the executive compensation information will be in two parts. First, the information required to be disclosed by Form 51-102F6 will, as indicated, be contained in the management information circular of JEGI for its annual meeting as a report to Shareholders from JEGI.

Second, the Compensation, Human Resources, Environmental, Health and Safety Committee of the Board, on behalf of the entire Board of Directors (as compensation is ultimately a core responsibility of the entire Board), will, in its report to Shareholders in the management information circular discuss the key strategic objectives of JEGI and how the executive compensation plan is designed to motivate management to achieve them. While the compensation discussion and analysis disclosure primarily provides information relating to the most recently completed financial year, the Committee’s report will also describe the approach to compensation for subsequent financial year(s), highlighting any changes made to the prior year’s compensation plan and instances where and why discretion was exercised by the Board in the prior year, along with explanations for these decisions.

The Committee’s report, together with the compensation discussion and analysis, is intended to provide Shareholders with the information needed to understand the goals the Board is trying to achieve with its compensation policies and to understand the rationale for the compensation awards and arrangements. The compensation disclosure provided to Shareholders should be complete, clear and understandable and sufficient detail will be given to Shareholders to assist them in forming a reasoned judgment about JEGI’s approach to compensation.

Advisory “Say on Pay” Vote

The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.

Purpose of “Say on Pay” Advisory Vote

The purpose of the “Say on Pay” advisory vote is to provide appropriate Director accountability to the Shareholders of JEGI for the Board’s compensation decisions by giving Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, for the past, current and future fiscal years.

While Shareholders will provide their collective advisory vote, the Directors of JEGI remain fully responsible for their compensation decisions and are not relieved of these responsibilities by a positive advisory vote by Shareholders.

D-1

Form of Resolution

Commencing in 2011 the management information circular distributed in advance of each annual meeting of Shareholders will ask Shareholders to consider an annual non-binding advisory resolution substantially in the following form:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors that the Shareholders accept the approach to executive compensation disclosed in the Corporation’s information circular delivered in advance of the 2011 annual meeting of Shareholders.

Approval of the above resolution will require an affirmative vote of a majority of the votes cast at the annual meeting of Shareholders.

Results of Advisory “Say on Pay” Vote

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with Shareholders on compensation and related matters.

JEGI will disclose the results of the Shareholder advisory vote as a part of its report on voting results for the meeting.

In the event that a significant number of Shareholders oppose the resolution, the Board will consult with its Shareholders (particularly those who are known to have voted against it) to understand their concerns and will review JEGI’s approach to compensation in the context of those concerns. Shareholders who have voted against the resolution will be encouraged to contact the Board to discuss their specific concerns.

The Board will disclose to Shareholders as soon as is practicable, and no later than in the management proxy circular for its next annual meeting, a summary of the comments received from Shareholders in the engagement process and the changes to the compensation plans made or to be made by the board (or why no changes will be made).

Annual Review of This Policy

The Board recognizes that Shareholder engagement and “Say on Pay” are evolving areas in Canada and globally, and will review this policy annually to ensure that it is effective in achieving its objectives.

This Policy approved by the Board on November 17, 2010.

Note: At the June 28, 2012 annual meeting of shareholders, holders of common shares of Just Energy carrying 96% of all votes cast, voted in favour of Just Energy’s approach to executive compensation.

D-2

Schedule E

JUST ENERGY GROUP INC.

(the “Company”)

COMPENSATION, HUMAN RESOURCES, HEALTH, SAFETY AND

ENVIRONMENTAL COMMITTEE

TERMS OF REFERENCE

(as amended February 9, 2012)

For purposes of the Terms of Reference the terms set forth below shall have the meanings opposite.

“Applicable Law” means: (a) the by-laws, rules and policies of the Toronto Stock Exchange and the New York Stock Exchange (including section 303A.05 of the NYSE Company Manual to the extent applicable to a foreign private issuer); (b) applicable Canadian and provincial securities legislation, rules and policies; (c) the U.S. Securities Act of 1933 and the Securities and Exchange Act of 1934 and all orders, rules and polices passed pursuant thereto; (d) the Sarbanes Oxley Act of 2002 and the Dodd – Frank Wall Street Reform and Consumer Protection Act of 2010 and all directories, orders, policies etc., to the extent applicable to a foreign private issuer; and (e) such other legislation, policies and rules as may from time to time affect the constitution of the Committee and its responsibilities as herein provided;

“Board” means the board of directors of the Company;

“CEO” means the Chief Executive Officer;

“CFO” means the Chief Financial Officer;

“Committee” means the Compensation, Human Resources, Environmental, Health and Safety Committee;

“EC” means the Executive Chair;

“NEOs” means the five highest paid executive officers of the Company and its affiliates.

COMPOSITION

•

The Committee will be comprised of a minimum of three directors, all of whom must be independent Directors under the rules for Director independence under Applicable Law including as set out in section 303A.02 of the NYSE Company Manual.

•

The membership of the Committee will represent a diverse background of experience and skills including members with energy, human resources, financial, management and health, safety and environmental experience.

•	The Board will appoint the members of the Committee annually at the first meeting of the Board after the annual general meeting of shareholders.

•

Committee members will be appointed for a one year term and may be reappointed subject to the discretion of the Board having regard to the desire for continuity and for periodic rotation of Committee members.

•	One of the members who is not an executive officer or full-time employee shall be appointed Committee Chair by the Board.

•

The Committee shall appoint a Secretary (who shall be the Corporate Secretary of the Company) to assist in developing agendas, preparing material for Committee members and carrying out such other administrative tasks as the Committee may delegate.

RESPONSIBILITY

•

The Committee’s primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to: (i) key compensation and human resources policies; (ii) the compensation of each of the NEOs; (iii) executive management succession and development; (iv) health, safety and environmental matters; and (v) all other matters normally associated with compensation and policies under Applicable Law.

AUTHORITY

•	The Board will establish the mandate and define the authority of the Committee.

•

The Committee may retain persons having special expertise to assist the Committee in fulfilling its responsibilities including compensation consultants or experts qualified under Applicable Law and may determine their mandates and compensation all of which shall be disclosed as required under Applicable Law.

MEETINGS

•

The Committee will meet at least four times a year. Meetings will be scheduled to facilitate the annual review of salaries, the award of bonuses, the approval of share options, restricted share grants, deferred share grants and shares issuable pursuant to the Company’s share option plan, restricted share grant plan and the directors’ compensation plan, if any, and all other aspects relating to compensation and human resource issues and health, safety and environmental issues affecting the Company and its affiliates all of which will be subject to Board approval. Additional meetings will be held as deemed necessary by the Committee Chair.

•	Meetings of the Committee shall be validly constituted if a majority of the members of the Committee are present in person or by telephone conference.

•	To expedite the review of matters, the Committee may meet in combination with the members of the Nominating and Corporate Governance Committee.

REPORTING

•

The minutes of all meetings of the Committee will be taken by the Committee Secretary and be provided to the Board. Oral reports by the Chair on recent matters not yet minuted will be provided to the Board at its next meeting. Minutes of all Committee meetings will be subsequently reviewed and approved by the Committee.

•	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

ROLE

•	The role of the Committee is to assist the Board in fulfilling its oversight responsibilities to:

•	ensure that the compensation policy and philosophy supports the Company’s strategic objectives;

•	ensure that incentive programs are designed to motivate the NEOs and senior managers to achieve or exceed corporate objectives and to enhance shareholder value;

•	ensure that appropriate human resource policies are in place;

•

review the response by the Company or its affiliates, as the case may be, to health, safety and environmental issues including compliance with Applicable Law, regulatory requirements and industry standards;

•	monitor executive management succession and development;

•

ensure that the compensation decisions of senior managers are not self-serving and that there is reasonable consistency in the application of the compensation policy. Note: it is not the role of the Committee to examine the details of bonus formulae, or the performance of individuals and related salary increases, except for the NEOs. The Committee may question apparent gross discrepancies and seek clarification as to how the policy has been applied, but it will leave detailed administration of compensation matters for persons other than the NEOs to the senior executive officers.

•

review National Policy 58-201 entitled “Corporate Governance Guidelines” a copy of which is attached hereto as Schedule “A” to ensure that the Committee complies with the principles thereof that address compensation and human resource matters including sections 3.15, 3.16 and 3.17 of Schedule B and ensuring that the Company complies with Form 58-101F1 entitled “Corporate Governance Disclosure” a copy of which is attached hereto as part of Schedule A.

•	review National Policy 51-102 entitled “Continuous Disclosure Obligations” to ensure compliance with Form 51-102F6 ie., “Statement of Executive Compensation” as amended from time to time.

RESPONSIBILITIES

•	The Committee is responsible for:

•

at the beginning of each fiscal year, setting the envelope for aggregate bonuses for the forthcoming year for the NEOs and all senior executive officers including the approval of all executive bonus plans.

•

setting the compensation of the EC, the Chief Executive Officer CEO and CFO and the fees to be paid, shares and deferred share grants to be owned or options or other rights to be granted to Directors and members of Committees of the Board;

•

reviewing the performance of the NEOs annually or more frequently if deemed necessary by the Committee. Setting the senior executive officer’s compensation comprising salary, bonus and any other incentive compensation for the NEOs provided for in their employment agreements. In consultation with the CEO establishing his personal objectives (including corporate objectives) which the CEO is responsible for meeting for the following year;

•

reviewing the performance and approving the compensation, including salaries, bonuses and other incentives, of executive officers of the Company and the heads of each subsidiary or division, on the recommendation of the CEO;

•

annually (i) prepare a report on the EC, CEO and CFO’s compensation from Management or, in the Committee’s discretion, an independent consultant; (ii) evaluate the performance of the EC, CEO and CFO’s considering the Position Descriptions of the EC, CEO and CFO’s, and the EC, CEO’s and CFO’s short-term and long-term corporate goals and objectives and performance measurement indicators; and (iii) recommend annual EC, CEO and CFO compensation, including a long-term incentives component determined considering the Company’s performance and relative shareholder returns, the value of similar incentive awards to EC, CEO and CFO at comparable companies and the awards given to the Company’s past EC, CEOs and CFO. Based on the evaluation, in the Committee’s discretion, make recommendations to the independent directors of the Board for consideration. The independent directors have sole authority to determine annual EC, CEO and CFO compensation. The Committee, in its discretion, may approve a long-term incentive award (with or without ratification from the Board) as may be required to comply with applicable tax laws.

•	annually review temporary successors for the EC, CEO and CFO in case of absence or disability and, in the Committee’s discretion, make recommendations to the Board for consideration.

•

annually review, with the Nominating and Corporate Governance Committee (NCG Committee) and the EC, CEO and CFO the Position Description for the EC, CEO and CFO and, in the Committee’s discretion recommend any changes to the Board for consideration.

•

developing and documenting the compensation policy and philosophy of the Company and any changes thereto for approval by the Board to enable the Company to recruit, retain, and motivate performance-oriented executives so that their interests are aligned with the interests of the Company and the shareholders of the Company;

•	approving fringe benefit programs on the recommendation of the CEO;

•	establishing and administering incentive compensation programs and monitoring their effectiveness;

•

establishing and administering the share option program, the restricted share grant plan and the directors compensation plan and approving amendments thereto, all subject to the approval of the Board of Directors;

•

reviewing the Statement of Executive Compensation required to be prepared under applicable corporate and securities legislation and regulation including the disclosure concerning members of the Committee and settling the reports required to be made by the Committee in any document required to be filed with a regulatory authority and/or distributed to shareholders including the Report of the Compensation Committee.

•	at the request of the CEO, reviewing any other matter affecting the hiring, terms of employment and dismissal of employees, including the terms of employment contracts.

•

reviewing the views and positions of independent organizations (such as the Risk Metrics Group and the Canadian Coalition on Good Governance) representing institutional unitholders in the context of the Company’s compensation objectives and components of executive compensation.

•

reviewing with management whether the policies relating to health, safety and environmental issues including compliance with applicable legislation, regulatory requirements and industry standards are being effectively implemented.

•

reviewing and considering as appropriate, reports and recommendations issued by the Company and its affiliates relating to health, safety and environmental issues, together with management’s response thereto.

•

ensuring that the Company and each affiliate thereof that may be subject to legislation, regulation and/or other requirements relating to health, safety and environmental issues (i.e. such as Terra Grain Fuels Inc. and National Energy Corporation) establishes an internal health, safety and environmental committee with terms of reference approved by the Committee which terms of reference shall include a requirement that: (i) the minutes of all meetings and proceedings of such committees are forwarded to the Chair of the Committee and (ii) all significant health, safety and environmental issues are brought to the attention of the Chair of the Committee.

•	establishing policies for approval by the Board relating to or as required by Applicable Legislation from time to time.

•	ensuring that the Terms of Reference for the Committee are published on the Company’s website.

•

The Lead Director, in consultation with the Chair of the Committee, will periodically review the effectiveness of the Committee, the performance of each Committee member and each of the directors of the Company.

This document should be read in conjunction with the Nominating and Corporate Governance Committee’s Terms of Reference.

(Approved by the Board of Directors on February 9, 2012

to become effective immediately)

Document 2

Certificate Pursuant to National Instrument 54-101

Communication with Beneficial Owners of Securities of a Reporting Issuer

The undersigned officer of Just Energy Group Inc. (the “Corporation”) hereby certifies on behalf of the Corporation pursuant to paragraph 2.20(c) of National Instrument 54-101 (“NI 54-101”) that it is relying upon section 2.20 of NI 54-101 to abridge the time prescribed in subsection 2.2(1) of NI 54-101 in connection with the annual and special meeting of the Corporation’s shareholders to be held June 26, 2013, and that it has made the arrangements described in paragraphs 2.20(a) and 2.20(b) of NI 54-101.

Dated: May 31, 2013

/s/ Jonah Davids
Name: Jonah Davids Title: Senior Vice President and General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Just Energy Group Inc.
(Registrant)

Date: June 3, 2013	By:	/s/ Jonah T. Davids
	Name:	Jonah T. Davids
	Title:	Senior Vice-President, Legal & Regulatory, and General Counsel